    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 5, 1998
                                                      REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          DORAL FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)
                             ---------------------

         COMMONWEALTH OF PUERTO RICO                                66-0312162
         (State or other jurisdiction                  (I.R.S. Employer Identification No.)
      of incorporation or organization)

                       1159 FRANKLIN D. ROOSEVELT AVENUE
                          SAN JUAN, PUERTO RICO 00920
                                 (787) 749-7100
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                                 SALOMON LEVIS
                            CHIEF EXECUTIVE OFFICER
                          DORAL FINANCIAL CORPORATION
                       1159 FRANKLIN D. ROOSEVELT AVENUE
                          SAN JUAN, PUERTO RICO 00920
                                 (787) 749-7100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:

               IGNACIO ALVAREZ                                  JAMES R. TANENBAUM
               JAVIER D. FERRER                           STROOCK & STROOCK & LAVAN LLP
         PIETRANTONI MENDEZ & ALVAREZ                            180 MAIDEN LANE
       SUITE 1901, BANCO POPULAR CENTER                   NEW YORK, NEW YORK 10038-4982
           209 MUNOZ RIVERA AVENUE
         SAN JUAN, PUERTO RICO 00918

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                          PROPOSED MAXIMUM     PROPOSED MAXIMUM
        TITLE OF SHARES TO             AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING       AMOUNT OF
         BE REGISTERED(1)             REGISTERED(1)           SHARE(2)             PRICE(2)         REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 par value per
  share...........................   1,552,500 shares          $23.50           $36,483,750.00         $10,762.71
======================================================================================================================

(1) Includes 202,500 shares subject to the over-allotment option granted to the Underwriters by the Company.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the last sales price per share of the Common Stock on December 30, 1997, reported by the Nasdaq Stock Market's National Market System.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED JANUARY 5, 1998
PROSPECTUS
                                1,350,000 SHARES

                       [DORAL FINANCIAL CORPORATION LOGO]
                                  COMMON STOCK
                            ------------------------

     All of the 1,350,000 shares of common stock, $1.00 par value per share (the "Common Stock"), offered hereby are being sold by Doral Financial Corporation ("Doral" or the "Company").

     The Common Stock is quoted on the Nasdaq Stock Market's National Market System (the "Nasdaq National Market") under the symbol "DORL." On January 2, 1998, the last reported sale price for the Common Stock on the Nasdaq National Market, was $24 1/2 per share. See "PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY."
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 8, FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                            ------------------------

 THESE SECURITIES ARE NOT DEPOSITS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY
   BANKING OR NONBANKING AFFILIATE OF THE COMPANY AND ARE NOT INSURED BY THE
     FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THE COMMISSIONER OF FINANCIAL INSTITUTIONS OF
  PUERTO RICO OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION, THE OFFICE OF THE COMMISSIONER OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                                PRICE TO          UNDERWRITING DISCOUNTS        PROCEEDS TO
                                                 PUBLIC             AND COMMISSIONS(1)           COMPANY(2)
------------------------------------------------------------------------------------------------------------------
Per Share..............................            $                        $                        $
------------------------------------------------------------------------------------------------------------------
Total(3)...............................            $                        $                        $
==================================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including under the Securities Act of 1933, as amended. See "UNDERWRITING."
(2) Before deducting expenses of the offering payable by the Company estimated to be $400,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 202,500 additional shares of Common Stock on the same terms and conditions as the Common Stock offered hereby, solely to cover over-allotments, if any. If the over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $          , $          and $          ,
    respectively. See "UNDERWRITING."

     The shares of Common Stock are offered hereby by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares will be made at the
offices of Brean Murray & Co., Inc., New York, New York on or about February   ,
1998.
                            ------------------------

                            BREAN MURRAY & CO., INC.
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1998.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING, SYNDICATE SHORT COVERING AND PENALTY BID TRANSACTIONS. SUCH TRANSACTIONS MAY BE EFFECTED THROUGH THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."
                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Company heretofore filed by it with the Securities and Exchange Commission (the "Commission" ) are incorporated by reference herein: Annual Report on Form 10-K for the year ended December 31, 1996; Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997 and Current Reports on Form 8-K dated September 22, 1997 and October 1, 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Doral Financial Corporation, Attention:
Secretary, 570 Lexington Avenue, New York, New York 10022, telephone: (212) 508-0340.
                             ---------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. Information as of particular dates concerning its directors and officers and any material interest of such persons in transactions with the Company is disclosed in proxy statements distributed to stockholders filed with the Commission. The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments, schedules and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. For further information, reference is hereby made to the Registration Statement and all such reports, proxy statements and other information filed by the Company, which can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities in the Commission's regional offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, and Suite 1300, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically through the Commission's site on the World Wide Web at http://www.sec.gov. The Common Stock is quoted on the Nasdaq National Market. Reports and other information concerning the Company may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

                               PROSPECTUS SUMMARY

     The following summary, is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements (including the notes thereto) included elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, the information in this Prospectus assumes that the over-allotment option described in "UNDERWRITING" is not exercised and gives effect to a two-for-one stock split of the Company's Common Stock in the form of a stock dividend distributed on August 28, 1997. References herein to the "Company" or "Doral" shall be deemed to refer to the Company and its consolidated subsidiaries, unless the context requires otherwise.

                                  THE COMPANY

     The Company, together with its wholly-owned subsidiaries, is primarily engaged in a wide range of mortgage banking activities, including the origination, purchase, sale and servicing of mortgage loans on single-family residences, the issuance and sale of various types of mortgage-backed securities, the holding and financing of mortgage loans, mortgage-backed securities and other investment securities for sale or investment, the purchase and sale of servicing rights associated with such mortgage loans and, to a lesser extent, the origination of construction loans and mortgage loans secured by commercial real estate (the "Mortgage Banking Business"). The Company is the leading mortgage banking institution in Puerto Rico in volume of origination of first mortgage loans on single-family residences. The Company's Mortgage Banking Business is principally conducted through two operating units: Doral Mortgage Corporation ("Doral Mortgage"), a wholly-owned subsidiary of the Company, and HF Mortgage Bankers Division (the "HF Division"), a division of the Company. The Company is also engaged in the banking business through Doral Bank (formerly known as Doral Federal Savings Bank), a Puerto Rico commercial bank acquired by the Company in September 1993, and in the securities business through Doral Securities, Inc. ("Doral Securities"), a broker-dealer subsidiary established by the Company in September 1996. As a result of the conversion of the charter of Doral Bank from that of a federal savings association to that of a Puerto Rico chartered commercial bank on October 1, 1997, the Company is a bank holding company subject to the provisions of the Bank Holding Company Act of 1956 (the "BHC Act") and, accordingly, subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve").

     The Company is an approved seller/servicer for the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"), an approved issuer for the Government National Mortgage Association ("GNMA") and an approved servicer under the GNMA, FNMA and FHLMC mortgage-backed securities programs. Doral is also qualified to originate mortgage loans insured by the Federal Housing Administration ("FHA") and guaranteed by the Veterans Administration ("VA").

     The Company's strategy is to increase its volume of loan originations and its servicing portfolio, as well as to maximize net interest income. The Company seeks to increase its volume of loan originations by emphasizing quality customer service and maintaining the most extensive system of branch offices of any mortgage banking institution in Puerto Rico. The Company strives to increase the size of its servicing portfolio by relying primarily on internal loan originations and supplementing such originations with purchases of loans and mortgage servicing rights from third parties. The Company has traditionally emphasized origination of 15-year and 30-year conventional and FHA-insured ("FHA loans") or VA-guaranteed ("VA loans") mortgage loans on single-family residences. The Company relies on net interest income for a more significant portion of its earnings than do most mortgage banking companies. The Company seeks to maximize net interest income by holding mortgage-backed securities, primarily Puerto Rico tax exempt GNMA securities backed by Puerto Rico mortgages, for longer periods prior to sale than most mortgage banking companies. This strategy has the effect of reducing the Company's overall effective tax rate because the interest on certain GNMA securities backed by Puerto Rico mortgages is tax exempt under Puerto Rico law. A recent amendment to Puerto Rico tax laws has modified the tax exempt treatment of the GNMA securities. See "RECENT DEVELOPMENTS -- Modification of Tax Laws Affecting FHA and VA Loans and GNMA Securities." The Company also seeks to increase net interest income by funding and holding for investment, loans and investment securities, consisting primarily of residential mortgage loans, mortgage-backed securities and United States government and agency obligations the interest on which is tax exempt to the Company for Puerto Rico income tax purposes. The Company's strategy is to become a more diversified financial services company by offering a broad range of mortgage products as well as expanding into new areas of business such as banking and securities brokerage. The Company also intends to pursue opportunities to expand geographically within the mainland United States, particularly within the New York City metropolitan area and other areas with large Hispanic populations, through acquisitions, the establishment of new operations or a combination of both.

     Substantially all of Doral's business is currently conducted in Puerto Rico. The Mortgage Banking Business is conducted in Puerto Rico through 20 branches, 16 of which are operated by Doral Mortgage, three by the HF Division and one by Centro Hipotecario, Inc., a wholly-owned mortgage banking subsidiary. Doral Mortgage also operates two branches in Miami and Orlando. Doral Securities operates through a single branch in the San Juan metropolitan area and employed 24 persons as of September 30, 1997.

     Doral Bank, operates through five branches in the San Juan metropolitan area, which serve primarily as deposit-taking operations. To date, most loans held in Doral Bank's loan portfolio have been originated pursuant to the Master Loan Production Agreement (the "Master Loan Production Agreement") with the Company. See "BUSINESS -- Other Lending and Investment Activities -- Lending Activities of Doral Bank and Real Estate Owned." Doral Bank has experienced rapid growth since its acquisition by the Company, increasing its assets from $13 million as of September 10, 1993 to $352 million as of September 30, 1997. To date, this growth has been funded primarily through increases in certificate of deposit accounts, as well as borrowings from institutional investors, advances from the Federal Home Loan Bank of New York and long term brokered deposits. As of September 30, 1997, Doral Bank had total deposits and net worth of $254 million and $27 million, respectively. Custodial accounts associated with the Company's servicing portfolio, commercial demand deposit accounts of the Company and certificate of deposit accounts constituted approximately 15%, 1% and 65%, respectively, of Doral Bank's total deposit accounts as of September 30, 1997. The Company intends to continue to increase the assets of Doral Bank as well as to expand its branch network and deposit base.

     On September 22, 1997, the Company amended its Restated Certificate of Incorporation to change its name from First Financial Caribbean Corporation to Doral Financial Corporation.

     Doral's principal executive office is located at 1159 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920, and its telephone number is (787) 749-7100.

                                  THE OFFERING

Common Stock to be Offered
by the Company.............  1,350,000 shares.

Common Stock to be
  Outstanding After the
  Offering(1)(2)...........  19,747,460 shares.

Use of Proceeds............  The net proceeds from the sale of the shares of
                             Common Stock offered hereby will be used for general corporate purposes, which may include: (i) making capital contributions to Doral Bank and the Company's other subsidiaries; (ii) investing in mortgage servicing rights through the internal origination of mortgage loans, the acquisition of mortgage loans with the related servicing rights and the purchase of contracts to service mortgage loans; (iii) funding possible acquisitions of mortgage banking and other financial institutions; and (iv) increasing working capital. See "USE OF PROCEEDS."

Nasdaq National Market
Symbol.....................  "DORL."
---------------

(1) Based on 18,397,460 shares outstanding as of September 30, 1997.
(2) Does not include up to 966,857 shares of Common Stock issuable upon conversion of outstanding convertible securities of the Company. See "DESCRIPTION OF CAPITAL STOCK -- 8% Preferred Stock."

              SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA(1)

                            NINE MONTHS ENDED
                              SEPTEMBER 30,                               YEAR ENDED DECEMBER 31,
                        -------------------------   -------------------------------------------------------------------
                           1997          1996          1996          1995          1994          1993          1992
                        -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues..............  $    94,313   $    80,167   $   107,833   $    91,837   $    72,043   $    70,228   $    49,804
Interest expense......       43,214        32,759        46,443        43,380        23,252         9,710         9,270
Loan origination servicing,
  administrative and
    general
    expenses..........       24,278        23,807        30,111        26,396        30,046        29,597        24,118
                        -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income before income
  taxes and cumulative
  effect of change in
  accounting
  principle...........       26,821        23,601        31,279        22,061        18,745        30,921        16,416
Income taxes..........        3,190         2,790         4,238         2,500         2,530         9,601         3,371
Cumulative effect of
  change in accounting
  principle...........           --            --            --            --         1,215            --            --
                        -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income............  $    23,631   $    20,811   $    27,041   $    19,560   $    17,430   $    21,320   $    13,045
                        ===========   ===========   ===========   ===========   ===========   ===========   ===========
PER SHARE DATA:
Net income per share:
  Primary.............  $      1.29   $      1.15   $      1.49   $      1.33   $      1.23   $      1.58   $      1.18
  Fully diluted.......         1.24          1.10          1.42          1.27          1.15          1.41          1.03
Weighted average
  shares outstanding:
  Primary.............   18,320,742    18,103,110    18,133,122    14,615,890    13,885,468    13,229,708    10,643,200
  Fully diluted.......   19,364,316    19,361,294    19,362,536    15,520,270    15,153,928    15,033,928    12,694,784
BALANCE SHEET DATA:
  Total assets........  $ 1,546,105   $ 1,050,593   $ 1,106,996   $   917,922   $   768,019   $   486,431   $   320,972
  Stockholders'
    equity............      170,679       145,738       150,531       129,017        90,496        76,945        58,467
OPERATING DATA:
Mortgage loans
  originated and
  purchased...........  $   716,000   $   609,000   $   817,000   $   636,000   $   824,000   $ 1,433,000   $   723,000
Loan servicing
  portfolio...........    3,626,000     2,944,000     3,068,000     2,668,000     2,644,000     2,375,000     1,737,000

---------------

(1) See notes to "SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA."

                                  RISK FACTORS

     See "RISK FACTORS" for a discussion of certain factors that should be considered carefully by prospective purchasers of the Common Stock.

                              RECENT DEVELOPMENTS

INCREASE IN CAPITAL AND NON-CASH CHARGE TO EARNINGS FOR FOURTH QUARTER RELATED TO EXCHANGE OF CONVERTIBLE DEBENTURES FOR CONVERTIBLE PREFERRED SHARES.

     On October 22, 1997, the Company completed the exchange of the $8,460,000 outstanding principal amount of the Company's 8.25% Convertible Subordinated Debentures due January 1, 2006 (the "Convertible Debentures") held by a private investor for 8,460 shares of its 8% Convertible Cumulative Preferred Stock (Liquidation Preference $1,000 per share) (the '8% Preferred Stock"). See "DESCRIPTION OF CAPITAL STOCK -- 8% Preferred Stock."

     Notwithstanding the fact that the conversion rights of the 8% Preferred Stock and the Convertible Debentures are identical, Accounting Principals Board Opinion No. 26 ("APB 26") requires that the Company record a non-cash charge to earnings of approximately $12.3 million for the fourth quarter of 1997, which amount is equal to the difference between the fair market value of the shares of 8% Preferred Stock issued pursuant to the exchange and the net carrying amount of the Convertible Debentures on the Company's financial statements. As a result of the appreciation in the price of the Company's Common Stock since the issuance of the Debentures in 1995, the fair market value of the shares of 8% Preferred Stock, which is directly related to the value of the Company's Common Stock, exceeded the net carrying amount of the Convertible Debentures by approximately $12.3 million. This non-cash charge will be recorded during the fourth quarter as an extraordinary item on the Company's financial statements and will not affect the Company's net income from operations.

     The Company's retained earnings will be reduced by the amount of the charge as a result of the application of APB 26, approximately $12.3 million, and the Company's paid-in-capital account will be simultaneously increased by approximately $20.8 million, which represents the sum of the charge and the elimination of the indebtedness represented by the Convertible Debentures, resulting in a net increase to the Company's stockholders' equity of approximately $8.5 million.

RECENT AMENDMENTS TO COMPANY'S RESTATED CERTIFICATE OF INCORPORATION

     At a special meeting of stockholders of the Company held on September 22, 1997, the Company's shareholders approved amendments to the Company's Restated Certificate of Incorporation to change the name of the Company to Doral Financial Corporation from First Financial Caribbean Corporation and to increase the number of authorized shares of Common Stock from 20,000,000 shares to 50,000,000 shares.

BULK PURCHASES OF MORTGAGE SERVICING RIGHTS

     During the second and third quarters of 1997, the Company engaged in several bulk purchases of mortgage servicing rights, aggregating approximately $1.0 billion.

     During the second quarter of 1997, the Company entered into a series of purchase transactions with a local financial institution whereby it acquired servicing rights with respect to approximately $270 million principal amount of mortgage loans, of which $200 million represented servicing rights to FHA and VA loans backing GNMA mortgage-backed securities. As of September 30, 1997, $170 million of such servicing rights had been transferred to the Company and were included in the Company's servicing portfolio as of such date.

     During the third quarter, the Company entered into a transaction with another local financial institution whereby it acquired the rights to service approximately $800 million principal amount of mortgage loans, of which approximately $350 million consisted of servicing rights with respect to FHA and VA loans backing GNMA mortgage-backed securities. As of September 30, 1997, none of the above servicing rights had been transferred to the Company, and, therefore, were not included in the Company's servicing portfolio as of such date.

MODIFICATION OF TAX LAWS AFFECTING FHA AND VA LOANS AND GNMA SECURITIES

     The Company has historically benefited from Puerto Rico tax laws that exempt from Puerto Rico income taxes the interest received on FHA loans and VA loans secured by real property in Puerto Rico and on GNMA mortgage-backed securities backed by FHA and VA loans. This favorable tax treatment has permitted the Company to sell Puerto Rico tax exempt GNMA mortgage-backed securities to local investors at higher prices than those at which comparable instruments trade in the mainland United States and to reduce its effective tax rate through the receipt of tax exempt interest income.

     On July 22, 1997, an amendment was adopted to the Puerto Rico Internal Revenue Code that modified the tax exempt treatment of FHA and VA loans secured by real property in Puerto Rico and GNMA mortgage-backed securities backed by such loans. Under the terms of the amendment, effective August 1, 1997, only FHA and VA loans used to finance the original acquisition of newly constructed housing and mortgage-backed securities backed by such loans qualify for tax-exempt treatment. The amendment, however, provides a preferential tax rate of 17% for individuals to be withheld at source with respect to interest received on FHA and VA loans not qualifying for tax exemption. In addition, the amendment grandfathered the tax exempt status of FHA and VA loans originated on or prior to July 31, 1997 and mortgage-backed securities backed by such loans. Since the effective date of the amendment, approximately 40% of the Company's total FHA and VA loan originations have consisted of mortgage loans to finance the acquisitions of newly constructed housing that qualified for tax exemption under the amendment. Management believes that the change in tax treatment of FHA and VA loans described above will not have a material adverse effect on the Company's financial condition or results of operation. See "BUSINESS -- Mortgage Banking Business -- Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment."

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors, as well as the other information contained in this Prospectus or incorporated by reference herein, before making an investment in the Common Stock. This Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of the risk factors and uncertainties set forth below and other factors described elsewhere in this Prospectus.

INTEREST RATE FLUCTUATIONS; CYCLICAL NATURE OF MORTGAGE BANKING INDUSTRY

     Changes in interest rates can have a variety of effects on the Company's business. In particular, changes in interest rates affect the volume of mortgage loan originations and purchases, the interest rate spread on the Company's portfolio of loans and securities, the gain on sale of loans and the value of the Company's mortgage servicing rights, other servicing related assets and securities holdings.

     Lower interest rates tend to increase demand for mortgage loans for home purchases, as well as the demand for refinancing of existing mortgages. Higher interest rates make it more difficult for potential borrowers to purchase residential properties and to qualify for mortgage loans and reduce demand for refinance loans. As a result, higher interest rates may adversely affect the volume of loan originations and income related to mortgage production. A substantial portion of the Company's total mortgage loan originations has consistently been comprised of refinance loans. For the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995 and 1994, refinancing activity represented approximately 51%, 47%, 41% and 59%, respectively, of the Company's total dollar volume of mortgage loans originated. Although the Company has increased home purchase originations, a significant future increase in mortgage interest rates in Puerto Rico would adversely affect the Company's business if it results in a significant decrease in refinancing of first mortgage loans.

     Changes in prevailing long-term interest rates between the time the Company commits to or establishes an interest rate on a mortgage loan and the time commitments to purchase the mortgage loan are obtained or the loan is sold affect Doral's gain or loss on the sale of such mortgage loan. The Company uses forward commitments and other hedging techniques in an attempt to reduce its exposure to changes in interest rates pending the sale of such mortgage loans. However, there can be no assurance that these hedging techniques will be successful in insulating the Company from such risks. To the extent such hedging techniques are not successful, the Company's profitability may be adversely affected. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Interest Rate Fluctuations."

     Declines in interest rates can adversely affect the Company's revenues by increasing prepayment rates and causing an increase of the amortization of the Company's servicing assets recorded on the Company's financial statements (previously classified as Mortgage Servicing Rights) and interest-only strip receivables ("IOs") (previously classified as excess servicing fees receivable) or causing an impairment to be recognized with respect to such assets. Moreover, increased prepayment rates can reduce the Company's servicing income by decreasing the size of the Company's servicing portfolio. Conversely, a rising interest rate environment tends to positively affect the market value of the Company's servicing assets, IOs and residual interests by reducing prepayments and extending the average life of the Company's servicing assets, residual interests and IOs. To date, the Company has not used synthetic instruments to protect the value of its servicing assets, residual interests or IOs from future interest rate fluctuations. The primary means used by the Company to reduce the sensitivity of the Company's servicing income to possible reduction of its servicing portfolio has been the development of a strong retail origination network that has allowed the Company to increase or maintain the size of its servicing portfolio even during periods of high prepayment. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS -- General; Results of Operations for Nine Months Ended September 30, 1997 and 1996."

     Another important element of the Company's revenues and earnings, net interest income (interest earned less interest expense), is directly related to the difference (the "spread") between the interest rates at which the Company originates mortgage loans and the interest rates on the Company's borrowings to finance the origination, purchase and holding of loans and mortgage-backed securities prior to sale. A greater proportion of the Company's net income has been composed of net interest income than is typical of mortgage banking institutions in the United States. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- General; Results of Operations for the Three Years Ended December 31, 1996, 1995 and 1994 -- Net Interest Income." The Company generally finances its mortgage loans and mortgage-backed securities with short-term borrowings. Generally, short-term interest rates are lower than long-term interest rates and the Company benefits from the difference in the spread during the time mortgage loans and mortgage-backed securities are held pending sale. Increases in short-term rates relative to long-term rates could reduce the spread and thereby adversely affect the Company's net income.

     Doral Bank, the Company's banking subsidiary, is also affected by changes in interest rates. Because most of Doral Bank's loans held for investment have fixed rates and because interest on deposits will rise more quickly in a rapidly rising interest rate environment than the composition of Doral Bank's loan portfolio, the net interest income of Doral Bank could be adversely affected in such an environment. See "BUSINESS -- Other Lending and Investment Activities."

IMPAIRMENT OF VALUE OF INTEREST-ONLY STRIP RECEIVABLES AND SERVICING ASSET

     The Company derives a portion of its income by recognizing gains on sales of loans based on the fair value of the IOs or residual and subordinate certificates received by the Company in connection with sales of loans or securitizations and the fair value of the retained servicing asset related to such loans. As of September 30, 1997, the Company's unaudited balance sheet reflected the fair value of IOs, residual and subordinate certificates and servicing assets of approximately $78.8 million. The fair values of IOs and residual and subordinate certificates are reflected in the Company's financial statements as part of "securities held for trading." The fair value of the Company's mortgage servicing rights (other than servicing rights originated by the Company prior to April 1, 1995 which are not reflected in the Company's consolidated financial statements) are reflected in the Company's consolidated financial statements as "servicing asset." The fair value of such IOs, residual and subordinate interests and servicing assets are based, in part, on market interest rates and projected loan prepayment and credit loss rates. If actual experience differs from the assumptions used in the determination of the fair values of such assets, future cash flows and earnings could be adversely affected and the Company could be required to write down the value of its IOs, residual and subordinate certificates and servicing assets. While the Company has been able on at least one occasion to sell IOs for their reported value, there is not an active market for the sale of IOs or residual and subordinate certificates and no assurance can be given that they could be sold at their reported value.

ECONOMIC CONDITIONS IN PUERTO RICO AND REPEAL OF SECTION 936 TAX BENEFITS

     During 1996 and the first nine months of 1997, approximately 99% of the mortgage loans originated and acquired by the Company's mortgage banking activities were secured by real estate located in Puerto Rico. In addition, as of September 30, 1997, approximately 99% of loans receivable held for investment by Doral Bank were secured by real estate located in Puerto Rico. Accordingly, the Company's financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing from time to time in Puerto Rico. Any significant adverse economic developments in the Puerto Rico economy could result in a decrease in the volume of mortgage loans originated by Doral or an increase in defaults or delinquencies on mortgage loans that are serviced or held by Doral pending sale in the secondary mortgage market, thereby reducing the resale value of such mortgage loans. Any such downturn in the Puerto Rico economy could also result in an increase in the level of nonperforming assets held by Doral Bank.

     Section 936 of the U.S. Internal Revenue Code ("Section 936") has historically provided incentives for U.S. corporations to invest in Puerto Rico by granting a credit to qualifying corporations ("936 Corporations") against a portion of the U.S. income tax payable from the active conduct of a trade or business in Puerto Rico and 100% of certain qualifying investment income derived in Puerto Rico. Section 936, together with complementary Puerto Rico laws, has provided incentives for 936 Corporations and financial intermediaries receiving funds from 936 Corporations to invest in mortgage loans and mortgage-backed securities originated in Puerto Rico. Section 936 helped to create a pool of lower-cost funds in Puerto Rico that the Company historically used to fund mortgage loans and mortgage-backed securities. On August 20, 1996, the Small Business Job Protection Act of 1996 (the "Small Business Job Protection Act") was signed into law. The Small Business Job Protection Act provides for the elimination of the special U.S. federal income tax benefits available under Section 936 to U.S. corporations operating and investing in Puerto Rico. The Act repealed Section 936, subject to a ten-year grandfather rule for 936 Corporations that were engaged in the active conduct of a trade or business on October 13, 1995 and that qualified for and elected the benefits of Section 936 for the corporation's taxable year which includes such date. During the grandfather period, the amount of income that will benefit from the credit available under Section 936 derived from the active conduct of a trade or business will be subject to varying caps. The credit available for investment income was not made subject to the grandfather rule and was eliminated effective for taxable years beginning after December 31, 1995 but in no event prior to July 1, 1996.

     While the long-term impact of the repeal of Section 936 cannot be determined at this time, the repeal of Section 936 could have an adverse effect on the general economic condition of Puerto Rico, the Company's predominant service area, by reducing incentives for investment in Puerto Rico. Any such adverse effect on the general economy of Puerto Rico could lead to an increase in mortgage delinquencies and a reduction in the level of residential construction and demand for mortgage loans. The elimination of the credit for investment income has resulted in a decrease in the amount of funds invested in the Puerto Rico financial market by 936 Corporations ("936 Funds"). Management believes that the principal impact of the loss of 936 Funds has been a moderate increase in the Company's funding costs. The adverse effect of any such increase has been ameliorated by a general decline in interest rates since the repeal of
Section 936. Prior to the elimination of the credit for investment income, the Company had implemented a strategy to diversify its sources of funding and reduce its reliance on 936 Funds. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources" and "BUSINESS -- Funding." Although management does not believe that the repeal of Section 936 is likely to have a material adverse effect on the profitability or financial condition of the Company, it is not possible, at this time, to measure the long-term effect, if any, on the Company of the repeal of
Section 936.

FEDERAL PROGRAMS

     The business and profitability of Doral depend, to a large degree, on its ability to sell mortgage loans to investors in the secondary mortgage market at prices that are higher than the prices at which Doral originates or purchases such loans. The growth of the secondary mortgage market is attributable in large part to programs maintained by the FNMA, FHLMC and GNMA. In addition, part of the Company's business is affected significantly by the continuation of various programs administered by the FHA for the United States Department of Housing and Urban Development ("HUD"), which insures mortgage loans, and the VA, which partially guarantees mortgage loans. Any discontinuation of, or significant reduction in, the various programs administered by FNMA, FHLMC, GNMA, FHA or VA could have a material adverse effect on the Company's operations. See
"BUSINESS -- Mortgage Banking Business -- Sale of Loans; Issuance of Mortgage-Backed Securities."

POSSIBLE CHANGES IN PREVAILING REGULATORY STRUCTURE

     The Company is subject to the rules and regulations of, and supervision by, several Federal and Puerto Rico entities, including FNMA, FHLMC, GNMA, FHA, VA, HUD, and the Office of the Commissioner of Financial Institutions of Puerto Rico (the "Office of the Commissioner"), with respect to, among other things, licensing requirements, establishment of maximum interest rates, required disclosure to customers and the origination, processing, underwriting, selling and securitization of mortgage loans. Although the Company believes that it is in compliance in all material respects with applicable Federal and Puerto Rico laws, rules and regulations, there can be no assurance that more restrictive laws or rules will not be adopted in the future, which could make compliance more difficult or expensive, restrict the Company's ability to originate or sell mortgage loans or sell mortgage-backed securities, further limit or restrict the amount of interest and other fees earned from the origination of loans, or otherwise adversely affect the business or prospects of the Company. See "BUSINESS -- Regulation."

HOLDING COMPANY STRUCTURE

     The Company is a bank holding company subject to the supervision and regulation of the Federal Reserve as a result of its ownership of Doral Bank. Under the Federal Reserve policy, a bank holding company such as the Company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each subsidiary bank. This support may be required at times when, absent such policy, the bank holding company might not otherwise provide such support. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment. In addition, any capital loans by a bank holding company to any of its subsidiary banks must be subordinated in right of payment to deposits and to certain other indebtedness of such subsidiary bank. Doral Bank is currently the only depository institution subsidiary of the Company. To date, the Company has not entered into any agreement with a federal regulatory agency to maintain the capital of Doral Bank nor has it made any capital loans to Doral Bank. See
"BUSINESS -- Regulation -- Banking Operations -- Federal Regulation."

     Because the Company is a holding company, its right to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors (including depositors in the case of Doral Bank) except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. As of September 30, 1997, Doral Bank was a well capitalized institution for purposes of FDICIA. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

DELINQUENCY, FORECLOSURE AND OTHER CREDIT RISKS

     The Company is generally at risk for any mortgage loan defaults from the time that the Company funds the mortgage loans it originates or acquires to the time it sells them or packages them into mortgage-backed securities. Once the Company sells the mortgage loans it originates or acquires or packages them into mortgage-backed securities, the risk of loss from mortgage loan defaults and foreclosures generally passes to the purchaser or insurer of the mortgage loans, except for loans sold on a recourse basis. The degree of risk associated with servicing mortgage loans following their sale or packaging into mortgage-backed securities depends on the extent to which the servicing arrangement is on a non-recourse or recourse basis. In recourse servicing, the servicer agrees to share the credit risk with the owner of the mortgage loans, such as FNMA or FHLMC or with a private investor, insurer or guarantor. Losses on recourse servicing occur primarily when foreclosure sale proceeds of the property underlying a defaulted mortgage are less than the outstanding principal balance and accrued interest of such mortgage loan and the cost of holding and disposing of such underlying property. As of September 30, 1997, the Company was servicing mortgage loans with an aggregate principal amount of $434 million on a recourse or partial recourse basis. At September 30, 1997 and December 31, 1996 and 1995, the Company's recourse obligation with respect to mortgage loans being serviced on a recourse or partial recourse basis was approximately $179 million, $74 million and $85 million, respectively. Sales of loans with recourse has increased during 1997 as a result of a greater emphasis on the sale of non-conforming loans to Puerto Rico financial institutions, which often are effected on a recourse or partial recourse basis, instead of through securitizations. See "BUSINESS -- Mortgage Banking Business -- Sale of Loans; Issuance of Mortgage-Backed Securities." During the years ended December 31, 1996 and 1995 and the nine months ended September 30, 1997, losses incurred due to recourse servicing were not material. However, there can be no assurance that in future the Company will not incur losses due to recourse servicing.

     From time to time, the Company sells mortgage-backed securities and mortgage loans subject to put arrangements, under which the Company grants to the purchaser a put option that grants the purchaser the right to sell, and obligates the Company to buy, the mortgage-backed securities or loans at a future date at a negotiated price. If an investor elects to exercise its put option, the Company would suffer a loss to the extent that the market value of the securities or loans is less than the put price on the date the put option is exercised.

As of September 30, 1997, the Company had outstanding $182 million in mortgage-backed securities and loans sold subject to put arrangements, which expire in varying amounts from 1998 through 2002, all of which were accounted for as sales on the Company's financial statements.

     As of September 30, 1997, the Company had established a reserve of $1.3 million for possible losses related to recourse and put obligations. While management believes such reserve is adequate, no assurance can be given that the reserve will be sufficient to absorb any losses that the Company may experience from such contingent obligations.

     In the ordinary course of business, the Company makes certain representations and warranties to the purchasers and insurers of mortgage loans and to the purchasers of servicing rights. If a mortgage loan defaults and there has been a breach of these representations or warranties, the Company may become liable for the unpaid principal and interest on the defaulted mortgage loan. In such case, which would primarily arise as the result of fraudulent representation made by the Company in the loan origination or acquisition process, the Company may be required to repurchase the mortgage loan and bear any subsequent loss on the mortgage loans. During the first nine months of 1997 and the years ended December 31, 1996 and 1995, the impact of loans repurchased by the Company as the result of any such fraudulent representations was not material. However, there can be no assurance that in the future the Company will not incur losses relating to fraudulent misrepresentations.

     The Company is also affected by mortgage loan delinquencies and defaults on mortgage loans that it services. Under certain types of servicing contracts, even when mortgage loan payments are delinquent, the servicer must forward all or part of the scheduled payments to the owner of the mortgage loans. Also, to protect their liens on mortgage properties, owners of mortgage loans usually require the servicer to advance mortgage and hazard insurance and tax payments on schedule even though sufficient escrow funds may not be available. The servicer will ultimately be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor. However, in the interim, the servicer must absorb the cost of funds advanced during the time the advance is outstanding. Furthermore, the servicer must bear the increased cost of attempting to collect on delinquent and defaulted mortgage loans. Although these increased costs are somewhat offset through the receipt of late fees and the reimbursement of certain direct expenses out of foreclosure proceeds, management believes that increased delinquencies and defaults generally increase the costs of the servicing function. In addition, if a default is not cured, the mortgage loan will be prepaid as a result of foreclosure proceedings. As a consequence, the Company is required to forego servicing income from the time such loans become delinquent. In general, economic slowdowns or recessions expose the Company to increased delinquency and default risks. See "BUSINESS -- Mortgage Banking
Business -- Loan Servicing."

     Doral Bank holds loans for investment in its portfolio that involve a degree of credit risk. During the nine months ended September 30, 1997, Doral Bank increased its allowance for loan losses as a result of the growth in this portfolio and increases in the amount of commercial mortgage loans and construction loans held by Doral Bank for which Doral Bank generally provides higher allowances. While management believes that the current allowance for loan losses is adequate, Doral Bank intends to increase its allowance in the future as required. However, in the event of higher than expected defaults on those loans, the Company's results of operations would be adversely affected. See "BUSINESS -- Other Lending and Investment Activities -- Nonperforming Assets and Allowance for Loan Losses."

     As of September 30, 1997, Doral held real estate owned as of result of foreclosure ("REO") of approximately $2.9 million, not including approximately $1.8 million owed to the Company from a partnership to which the Company previously sold REO. See "BUSINESS -- Mortgage Banking Business -- Foreclosure Experience and Real Estate Owed." There is no liquid secondary market for the Company's REO, and no assurance can be given that the Company will be able to sell said REO for its reported value.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,350,000 shares of Common Stock offered hereby, after deducting the Underwriting discounts and commissions and estimated offering expenses payable by the Company are estimated
to be approximately $          ($          , if the Underwriters' over-allotment
option is exercised in full), at the public offering price of $          per
share. The Company intends to use such net proceeds for general corporate purposes, which may include: (i) making capital contributions to Doral Bank and the Company's other subsidiaries; (ii) investing in mortgage servicing rights through the internal origination of mortgage loans, the purchase of mortgage loans with the related servicing rights and the purchase of contracts to service mortgage loans; (iii) funding possible acquisitions of mortgage banking and other financial institutions and (iv) increasing working capital. From time to time, the Company engages in negotiations regarding possible acquisitions and will consider acquisition opportunities as they arise. However, the Company has no current agreements or understandings regarding any possible acquisitions.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "DORL." Prior to September 23, 1997, the Company's Common Stock was traded under the symbol "FRCC." The table below sets forth on a per share basis, for the calendar quarters indicated, the high and low sales prices as reported by the Nasdaq National Market, and the cash dividends declared on the Common Stock during such periods. The information in the table has been adjusted to reflect a two-for-one stock split effective August 28, 1997.

                                                            PRICE RANGE            CASH DIVIDENDS
                                                       ----------------------         DECLARED
                                                         HIGH          LOW           PER SHARE
                                                       --------      --------      --------------
Year Ended December 31, 1996
  First Quarter......................................  $11 3/8       $ 8 7/8           $0.075
  Second Quarter.....................................   11 3/4         9 3/8            0.085
  Third Quarter......................................   12 9/16        9 3/8            0.085
  Fourth Quarter.....................................   14 3/8        10 3/8            0.085
Year Ended December 31, 1997
  First Quarter......................................  $15 5/8       $13               $0.085
  Second Quarter.....................................   16 5/16       12 1/8             0.10
  Third Quarter......................................   27            14 7/8             0.10
  Fourth Quarter.....................................   25 3/4        19 3/4             0.10
Current Year Ending December 31, 1998
  First Quarter (through January 2, 1998)............   25 1/8        23 3/4               --

     On January 2, 1998, the last reported sale price for the Common Stock as reported on the Nasdaq National Market was $24 1/2 per share.

     The approximate number of shareholders of record of the Common Stock as of December 31, 1997 was 792, which does not include beneficial owners whose shares of Common Stock are held of record in the names of brokers and nominees.

     The terms of the Company's 8% Convertible Cumulative Preferred Stock (Liquidation Preference $1,000 per share) (the "8% Preferred Stock") do not permit the payment of cash dividends on Common Stock if dividends on the 8% Preferred Stock are in arrears. The holders of shares of 8% Preferred Stock are entitled to receive cumulative cash dividends, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, at the annual rate of 8% of their liquidation preference, or $6.66 2/3 per share per month. See "DESCRIPTION OF CAPITAL STOCK -- 8% Preferred Stock -- Dividend Rights and Limitations."

     See "CERTAIN PUERTO RICO INCOME TAX CONSIDERATIONS" for a discussion of Puerto Rico withholding taxes applicable to dividends on the Common Stock payable to non-residents of Puerto Rico and "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS" for a discussion of the ability of United States Shareholders (as defined therein) to claim a foreign tax credit for such taxes.

     The ability of the Company to pay dividends in the future is limited by various restrictive covenants contained in the debt agreements of the Company, the earnings, cash position and capital needs of the Company, general business conditions and other factors deemed relevant by the Company's Board of Directors. The Company is prohibited under the Indenture for the Company's 7.84% Senior Notes due 2006 (the "Senior Note Indenture") from paying dividends on any capital stock (other than dividends payable in capital stock or in stock rights), if an event of default exists under any such agreement at such time, or if the amount of dividends payable by the Company together with the aggregate amount of dividends paid and other capital distributions made since October 1, 1996, (the "Measure Date") exceed the sum of: (i) 50% of the Company's Consolidated Net Income (as defined in the Senior Note Indenture), accrued from the Measure Date to the end of the quarter ending not less than 45 days prior to the dividend payment date; (ii) $15 million; and (iii) the net proceeds of any sale of capital stock subsequent to the Measure Date. In addition, under the terms of a First Amended and Restated Credit Agreement, dated as of September 25, 1996, as amended between the Company and Bankers Trust Company as lender and agent for several other lending institutions (the "Syndicated Credit Agreement") and other debt agreements of the Company, the Company may be prohibited from paying dividends if it fails to maintain specified minimum levels of net worth, net earnings to debt service and dividends ratios, and certain other financial ratios.

     The ability of the Company to pay dividends may also be restricted by various regulatory requirements and policies of bank regulatory agencies having jurisdiction over the Company and its subsidiaries. See
"BUSINESS -- Regulation -- Banking Operations -- Federal Regulation -- Dividend Restrictions."

                                 CAPITALIZATION

     The following table sets forth the actual consolidated capitalization of the Company at September 30, 1997 and as adjusted to give effect to the issuance and sale of the 1,350,000 shares of Common Stock offered hereby and the exchange on October 22, 1997, of shares of the Company's 8% Preferred Stock for the Convertible Debentures referred to in footnote (1) below. In addition to the indebtedness of the Company reflected below, at September 30, 1997, the Company had other indebtedness consisting of deposits ($251 million) and FHLB-NY borrowings ($15 million) incurred in the ordinary course of business. See "BUSINESS -- Funding." This table should be read in conjunction with the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

                                                                SEPTEMBER 30, 1997
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (DOLLARS IN THOUSANDS)
Short-term borrowings
  Loans payable.............................................  $218,670    $218,670
  Short-term portion of notes payable.......................    19,981      19,981
  Short-term portion of securities sold under agreements to
     repurchase.............................................   613,186     613,186
                                                              --------    --------
          Total short-term borrowings.......................  $851,837    $851,837
                                                              ========    ========
Long-term borrowings
  Long-term portion of notes payable........................  $ 55,160    $ 55,160
  Long-term portion of securities sold under agreements to
     repurchase.............................................    75,200      75,200
  8.25% Convertible Subordinated Debentures(1)..............     8,460          --
  Senior Notes..............................................    75,000      75,000
                                                              --------    --------
          Total long-term borrowings........................  $213,820    $205,360
                                                              ========    ========
Stockholders' equity
  8% Convertible Cumulative Preferred Stock (liquidation
     preference $1,000 per share), 20,000 shares authorized;
     8,460 shares issued and outstanding as adjusted(1).....  $     --    $      8
  Common Stock, $1.00 par value, 50,000,000 shares
     authorized; 18,425,460 shares issued (19,775,460 as
     adjusted), and 18,397,460 outstanding (19,747,460 as
     adjusted)(2)...........................................    18,425      19,775
  Paid-in capital...........................................    30,924
  Retained earnings(3)......................................   121,327     109,027
  Treasury Stock at par value, 28,000 shares................       (28)        (28)
  Unrealized gain (loss) on securities available for sale...        55          55
  Unearned compensation under employment contracts..........       (24)        (24)
                                                              --------    --------
          Total stockholders' equity........................  $170,679    $
                                                              ========    ========

---------------

(1) Represents $8.46 million of Convertible Debentures which were convertible into shares of Common Stock at a conversion price of $8.75 per share, subject to certain adjustments in certain events. On October 22, 1997, the Convertible Debentures were exchanged for shares of the Company's 8% Preferred Stock, having an aggregate liquidation preference equal to the outstanding principal amount of the Convertible Debentures. The shares of the 8% Preferred Stock have the same conversion rights as the Convertible Debentures. See "RECENT DEVELOPMENTS -- Increase in Capital and Non-Cash Charge to Earnings for Fourth Quarter Related to Exchange of Convertible Debentures for Convertible Preferred Shares" and "DESCRIPTION OF CAPITAL STOCK -- 8% Preferred Stock; Purchase Rights of Popular, Inc."
(2) Does not include up to 966,857 shares of Common Stock issuable upon conversion of the Convertible Debentures outstanding as of September 30, 1997, or upon the conversion of the shares of 8% Preferred Stock for which they were exchanged as described in Note (1) above.
(3) The amount set forth under the As Adjusted column reflects the extraordinary non-cash charge described in "RECENT DEVELOPMENTS -- Increase in Capital and Non-Cash Charge to Earnings for Fourth Quarter Related to Exchange of Convertible Debenture for Convertible Preferred Shares."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth certain selected consolidated financial and operating data for the Company on a historical basis as of and for the nine-month periods ended September 30, 1997 and 1996, and for each of the five years in the period ended December 31, 1996. This information should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere herein. The consolidated financial information for the nine-month periods ended September 30, 1997 and 1996 is derived from unaudited consolidated financial statements, which, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. Results for the nine-month period ended September 30, 1997 are not necessarily indicative of results for the full year.

                                       NINE MONTHS
                                   ENDED SEPTEMBER 30,                            YEAR ENDED DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1997          1996          1996          1995          1994          1993          1992
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                       (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues......................  $    94,313   $    80,167   $   107,833   $    91,837   $    72,043   $    70,228   $    49,804
Interest expense..............       43,214        32,759        46,443        43,380        23,252         9,710         9,270
Loan origination, servicing
  administrative and general
  expenses....................       24,278        23,807        30,111        26,396        30,046        29,597        24,118
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income before income taxes....       26,821        23,601        31,279        22,061        18,745        30,921        16,416
Income taxes..................        3,190         2,790         4,238         2,500         2,530         9,601         3,371
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income before cumulative
  effect of change in
  accounting principle........       23,631        20,811        27,041        19,560        16,215        21,320        13,045
Cumulative effect of change in
  accounting principle........           --            --            --            --         1,215            --            --
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income....................  $    23,631   $    20,811   $    27,041   $    19,560   $    17,430   $    21,320   $    13,045
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Cash dividends paid...........  $     5,229   $     4,459   $     6,008   $     4,374   $     3,943   $     3,142   $     2,182
BALANCE SHEET DATA:(1)
Mortgage loans held for
  sale........................  $   326,252   $   279,139   $   261,608   $   245,484   $   263,773   $   262,515   $   128,814
Securities held for trading,
  net.........................      611,297       415,331       436,125       418,348       327,960       129,180       124,967
Securities held to maturity...      191,024       112,658       109,055        77,945        66,804         6,530            --
Security available for sale...       71,548        12,036        12,007        14,579            --            --            --
Loans receivable, net.........      165,702       107,824       128,766        51,355        34,809         9,561            --
Mortgage notes receivable,
  net.........................           --            --            --            --            --            --         7,282
Total assets..................    1,546,105     1,050,593     1,106,996       917,922       768,019       486,431       320,972
Loans payable and securities
  sold under agreements to
  repurchase..................      907,056       610,827       584,856       598,436       569,436       335,994       227,179
Notes payable.................      150,141        91,231       152,126        51,682        17,055            --            --
Deposit accounts..............      250,945       147,265       158,902        95,740        66,471        26,451            --
Stockholders' equity..........      170,679       145,738       150,531       129,017        90,496        76,945        58,467
PER SHARE DATA:(2)
Net income:
  Primary.....................  $      1.29   $      1.15   $      1.49   $      1.33   $      1.23   $      1.58   $      1.18
  Fully diluted(3)............         1.24          1.10          1.42          1.27          1.15          1.41          1.03
Cash dividends:
  Common Stock................  $     0.285   $     0.245   $      0.33   $      0.29   $      0.26   $      0.20   $      0.15
  Series A Preferred
    Stock(3)..................           --         .3825         .3825          1.05          1.05          1.05          1.05
Weighted average shares
  outstanding(2):
  Primary.....................   18,320,742    18,103,110    18,133,122    14,615,890    13,885,468    13,229,708    10,643,200
  Fully diluted...............   19,364,316    19,361,294    19,362,536    15,520,270    15,153,928    15,033,928    12,694,784
OPERATING DATA:
Mortgage loans
  originated(4)...............  $   689,000   $   548,000   $   754,000   $   559,000   $   760,000   $ 1,432,000   $   694,000
Mortgage loans purchased(5)...       27,000        61,000        63,000        77,000        64,000         1,000        29,000
Loan servicing portfolio......    3,626,000     2,944,000     3,068,000     2,668,000     2,644,000     2,375,000     1,737,000

---------------

(1) Certain reclassifications of prior years' data have been made to conform to 1997 classifications.
(2) Adjusted to reflect a two-for-one stock split effective December 10, 1993 and a two-for-one stock split effective August 28, 1997.
(3) Includes the dilutive effect of the Series A Preferred Stock that was issued in July 1991 and redeemed in May 1996 and of the Company's Convertible Debentures, which were exchanged for shares of the Company's 8% Preferred Stock on October 22, 1997.
(4) Excludes loans purchased from third parties.
(5) Composed exclusively of FHA and VA loans.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Doral is the leading originator of mortgage loans in Puerto Rico, in terms of the volume of originations of first mortgages on single-family residences. The volume of loans originated and purchased by Doral was approximately $817 million, $636 million, $824 million, $1.4 billion, and $723 million for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively.

     The increase in originations in 1993 was primarily due to declines in mortgage interest rates, which declined to their lowest levels in decades, thereby stimulating demand for both refinancing loans and loans to finance the acquisition of new and existing residential units. The decrease in originations in 1994 compared to 1993, is attributable to rising interest rates causing a lower level of demand for mortgage loans, decreased refinancing activity and increased competition. The decrease in originations in 1995, compared to 1994, was the result of continued reduced demand for mortgage loans, especially refinancing loans. The increase in 1996 was due to an increase in refinancing activity as well as increased originations relating to loans to finance the acquisition of new residential units. Refinancing loans comprised 47% of loan originations in 1996 compared to 41% and 59% in 1995 and 1994, respectively. Mortgage loans to finance the acquisition of new residential units increased 63% during 1996 increasing from $84 million for 1995 to $136 million for 1996. Such loans comprised 17% of total originations for 1996 compared to 13% for 1995 and 8% for 1994.

     During 1992 and 1993, the Company's strategy was to increase its servicing portfolio through internal originations. As a result of the high volume of loans originated in those years, the Company was not active in the wholesale loan purchase market during 1992 and 1993. The Company reentered the Puerto Rico wholesale mortgage loan purchase market during the second quarter of 1994 in order to diversify its sources of loan production and compensate for the decrease in volume caused by higher interest rates and increased competition. The amount of loans purchased from third parties was approximately $63 million, $77 million, $64 million, $1 million, and $29 million for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively. The Company believes that the purchase of mortgage loans is a low cost method of increasing mortgage loan production that complements retail loan originations. Purchases of loans from third parties are generally limited to FHA and VA loans.

     The Company entered the banking business in September 1993 through the acquisition of Doral Bank, which currently operates through five branches in the San Juan metropolitan area. During the year ended December 31, 1994, Doral Bank contributed $205,000 to the consolidated net income of the Company as a result of the incurrence of expenses associated with creating the infrastructure necessary to support bank growth. For the years ended December 31, 1995 and 1996, Doral Bank's net income increased to $1.5 million and $2.3 million, respectively, reflecting a substantial increase in interest earning assets. Doral Bank increased its assets from $86.4 million as of December 31, 1994 to $160.4 million and $280.7 million as of December 31, 1995 and 1996, respectively. This growth was funded largely through increases in certificate of deposit accounts, non-interest bearing deposits from affiliated companies, advances from the Federal Home Loan Bank of New York ("FHLB-NY") and the private placement of five year notes secured by FHLB-NY letters of credit with 936 Corporations.

     Doral's results of operations are primarily influenced by: (i) the direction of interest rates; (ii) the demand for mortgage credit, which is affected by such external factors as economic conditions, particularly those in Puerto Rico; and (iii) the relationship between mortgage interest rates and the cost of funds.

     The principal components of Doral's revenues are: (i) mortgage loan sales and fees; (ii) net interest income; (iii) servicing income; (iv) gain on sale of servicing rights; and (v) other income.

                                           NINE MONTHS ENDED
                                             SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                           ------------------    -----------------------------
                                            1997       1996       1996       1995       1994
                                           -------    -------    -------    -------    -------
                                                         (DOLLARS IN THOUSANDS)
Mortgage loan sales and fees.............  $18,223    $20,471    $26,610    $13,529    $10,573
Interest income..........................   64,099     49,030     66,987     61,907     46,508
Interest expense.........................   43,214     32,759     46,443     43,380     23,252
Net interest income......................   20,885     16,271     20,544     18,527     23,256
Servicing income.........................   10,863      8,342     11,659     10,577     11,448
Gain on sale of servicing rights.........       --      1,813      1,813      5,205      3,003
Other income.............................    1,128        511        764        620        511

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

     Net Income. The Company's net income for the nine months ended September 30, 1997 increased to $23.6 million, compared to $20.8 million for the corresponding period of 1996. For the nine month period ended September 30, 1997, Doral Bank contributed approximately $3.1 million in net income compared to $1.5 million for the nine months ended September 30, 1996.

     Revenues from Mortgage Loan Sales and Fees. Revenues from mortgage loan sales and fees for the first nine months of 1997 decreased to $18.2 million from $20.5 million for the comparable period of 1996. This decrease was due primarily to lower gains on sales of mortgage-backed securities and loans during the first and second quarter of 1997. The total volume of loans originated and purchased was approximately $716 million for the nine month period ended September 30, 1997 compared to approximately $609 million for the nine month period ended September 30, 1996, reflecting higher mortgage activities in both refinancings and home purchase loans. Refinancing loans comprised 51% of production during the first nine months of 1997 versus 48% for the comparable period of 1996. Revenues for the nine month period of 1996 include a gain on the sale of mortgage servicing rights of approximately $1.8 million. There were no sales of servicing rights during the first nine months of 1997.

     Net Interest Income. Net interest income was $20.9 million for the nine months ended September 30, 1997, an increase of approximately $4.6 million over the comparable period of 1996. The weighted-average interest rate spread was 243 basis points during the nine months ended September 30, 1997 compared to 254 basis points for the comparable period of 1996. Doral Bank contributed approximately $7.3 million and $4.9 million to the consolidated net interest income of the Company for the nine month periods ended September 30, 1997 and 1996, respectively.

     Servicing Income. For the nine month period ended September 30, 1997 loan servicing income was $10.9 million compared to $8.3 million for the same period in 1996 reflecting the increase in the size of the Company's servicing portfolio. Effective January 1, 1997, certain amounts previously classified as servicing income are required to be classified as interest income pursuant to SFAS No. 125.

     Amortization of IOs and Servicing Asset. The Company creates IOs (previously classified as excess servicing fees receivable) as a result of the sale of loans in bulk or securitization transactions. See "-- Changes in Accounting Standards -- SFAS No. 125." IOs are created on the sale of loans by computing the present value of the excess of the weighted-average coupon on the loans sold over the sum of: (i) the pass-through interest paid to the investor and (ii) a base servicing fee, and adjusting such amount for expected losses and prepayment assumptions. Such IOs are reflected in the Company's Consolidated Balance Sheet as part of securities held for trading. Sales of mortgage loans during the first nine months of 1997 resulted in the recording of approximately $12.7 million in IOs compared to $10.8 million for the first nine months of 1996 reflecting an increase in bulk sales of non-conforming loans during the period. During the nine month period ended September 30, 1997, the Company sold $6.1 million of IOs for their carrying amount. Amortization of

IOs for each of the nine month periods ended September 30, 1997 and 1996 was approximately $2.8 million and $1.0 million, respectively. Effective January 1, 1997, the amortization of IOs is recorded as a reduction of interest income. For prior periods, amortization of IOs was recorded as a reduction of servicing income. For the nine months ended September 30, 1997, the Company capitalized servicing assets of $11.6 million compared to $8.2 million for the comparable period of 1996. For the nine month periods ended September 30, 1997 and 1996, amortization of servicing assets was $1.9 million and $722,000, respectively. Amortization of servicing assets is recorded as a component of "Other Expenses" in the Company's Consolidated Financial Statements and is recorded in the accompanying Consolidated Statement of Income and Retained Earnings under "Other Expenses."

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     Net Income. The Company's net income for the year ended December 31, 1996 increased to $27.0 million compared to $19.6 million for 1995. Consolidated results include the operations of Doral Bank, which contributed approximately $2.3 million to the Company's consolidated net earnings in 1996, compared to $1.5 million for 1995 and $205,000 in 1994. Consolidated results for 1995 reflect the adoption by the Company as of April 1, 1995 of Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights." Additional net income of approximately $1.5 million was realized for the year ended December 31, 1995 as a result of the adoption of SFAS No. 122. Since SFAS No. 122 does not permit retroactive application, the results for 1995 are not directly comparable to prior years. See Note 2 to the Company's Consolidated Financial Statements for the year ended December 31, 1996 included elsewhere herein. Results for 1994 include a one time benefit of $1.2 million from the cumulative effect of the adoption of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994.

     Revenues from Mortgage Loan Sales and Fees. As part of its mortgage banking business, Doral sells substantially all of the loans that it originates, except for certain mortgage loans originated by Doral Bank, which are generally held until maturity. When Doral sells mortgage loans and mortgage-backed securities, it realizes a gain or loss which is equal to the difference between Doral's carrying cost and the selling price of the loans sold, net of commitment fees paid. Net gain or loss on sale of loans is affected by interest rate fluctuations on fixed-rate loans and securities, as well as by the tax status of interest on mortgage loans under Puerto Rico income tax statutes. See "RISK FACTORS -- Interest Rate Fluctuations" and "RECENT DEVELOPMENTS -- Modification of Tax Laws Affecting FHA and VA Loan and GNMA Securities." Substantially, all the mortgage loans originated by Doral are fixed interest rate loans.

     Revenues from mortgage loan sales and fees increased by 97% during 1996, compared to an increase of 28% in 1995 and to a decrease of 70% in 1994. The increase for 1996 was the result of increased volume of loan originations and higher excess servicing fees receivable ("ESRs") related to sale of non-conforming and low balance loans as discussed below. The increase for 1995 was primarily due to the adoption SFAS No. 122 during the second quarter of 1995, which had the effect of increasing the gain on the sale of mortgage loans by requiring that the carrying costs of mortgage loans be reduced by a portion of the fair value of the related mortgage servicing rights ("MSRs"). The amount allocated to MSRs was included as a component of mortgage loan sales and fees in the Company's Consolidated Statement of Income. The decrease in 1994 was due to interest rate increases resulting in a lower level of loan originations, lower gains on the sale of mortgage loans and pressures on pricing as a result of increased competition. During the years ended December 31, 1996 and 1995, the Company capitalized $10.8 million and $8.2 million, respectively, in MSRs which were included in the Company's revenues as part of "Mortgage Loan Sales and Fees." The Company amortizes MSRs over their expected life. See "-- Amortization of Excess Servicing Fees Receivable and Mortgage Servicing Rights." Effective January 1, 1997, SFAS No. 125 requires that ESRs and MSRs be classified as IOs and servicing assets respectively. See "-- Changes in Accounting
Standards -- SFAS No. 125."

     Sales of mortgage loans made during 1996 resulted in the recording of approximately $15.9 million of ESRs compared to $2.6 million and $5.8 million in 1995 and 1994, respectively. Doral capitalized as an asset any ESRs on loans sold with servicing rights retained whenever the stated servicing fee rate was materially higher than the servicing fee normally permitted by FNMA or FHLMC. The ESR represents the discounted present value of the excess (the "excess spread") of the weighted-average interest rate on the pool of loans sold over (x) the pass-through interest rate paid to the investor and (y) a normal servicing fee, as adjusted for expected losses and prepayment assumption. The ESR is recognized at the time of sale of the related loan as an adjustment to the resulting gain or loss on sale of the loan and is recorded in the accompanying Consolidated Statement of Income under "Mortgage loan sales and fees." Most of the Company's ESRs resulted from the sale in bulk to financial institutions of nonconforming and low balance mortgage loans which the Company is generally able to originate at higher interest rates and thereby retain a larger excess spread on such loans. ESRs are amortized over their expected life and such amortization is recorded as a reduction of servicing income. See "Amortization of Excess Servicing Fees Receivable and Mortgage Servicing Rights." For a discussion of a change in the accounting treatment of ESRs effective January 1, 1997, see "-- Changes in Accounting Standards -- SFAS No. 125."

     For the year ended December 31, 1995, the increase in mortgage loan sales and fees was net of losses on options on futures contracts used for hedging purposes of $5.4 million, while in 1996 and 1994 such hedging activities produced gains in the amount of $3.1 million and $2.2 million, respectively, thereby increasing mortgage loan sales and fees by the same amount. See
"-- Interest Rate Fluctuations."

     Net Interest Income. Net interest income is the difference between the interest income earned on interest earning assets and the interest paid by Doral on its interest bearing liabilities. The conditions that affect net interest income from period to period include the relationship between prevailing mortgage rates and the prime rate, the London Interbank Bid Rate for deposits of U.S. dollars ("LIBID"), the cost of 936 Funds, interest on retail and long term brokered deposits, interest rates on fixed-rate loans and the Company's average holding period before mortgage loans are sold.

     In each year since Doral's inception, interest income earned by Doral on its interest earning assets has exceeded interest expense on Doral's short-term borrowings and other financing arrangements. Net interest income increased by 11% from 1995 to 1996 after having decreased by approximately 20% from 1994 to 1995, and increased by approximately 65% from 1993 to 1994. The increase in net interest income during 1996 reflects an increase in average interest earning assets, particularly at Doral Bank. Average interest earning assets at Doral Bank increased from $106.1 million as of December 31, 1995 to $199.6 million as of December 31, 1996. The decline in net interest income during 1995 compared to 1994 was the result of decreased interest spreads, primarily from mortgage banking operations, as mortgage interest rates declined more rapidly than short-term interest rates payable on warehousing and repurchase agreement lines of credit and the other funding vehicles used to finance such assets. The Company's weighted average interest rate spread was approximately 218 basis points during 1996 as compared with approximately 250 basis points and 385 basis points during 1995 and 1994, respectively. The decrease in interest spread during 1996 and 1995 compared to 1994 also reflects additional interest costs incurred in connection with borrowings not directly related to interest earning assets, including a servicing secured bank term loan, unsecured senior notes, and ten-year convertible subordinated debentures. See "-- Liquidity and Capital Resources" and "BUSINESS -- Funding." The decrease in the interest rate spread from 1993 to 1994 was due to higher short-term borrowing costs. The Company has been able to continue to maintain a positive interest spread due to, among other things, the origination of higher yielding mortgages and the funding of mortgage loans held by Doral Bank through lower costing deposits and the availability of short-term financing, including 936 Funds, at lower costs. For a discussion of recent amendments to Section 936, see "RISK FACTORS -- Economic Conditions in Puerto Rico and Repeal of Section 936 Tax Benefits." As of December 31, 1996, approximately $64.2 million ($28.3 million of such deposits are not reflected in the Consolidated Financial Statements of the Company because of inter-company eliminations) or 34% of total deposits held at Doral Bank consisted of non-interest bearing accounts, comprised primarily of servicing accounts and corporate demand accounts maintained by the Company and its affiliates.

     Doral Bank contributed approximately $6.9 million or 34% of the consolidated net interest income of the Company for the year ended December 31, 1996 compared to $4.3 million or 23% for the year ended December 31, 1995. This increase reflects an increase in average interest earning assets from $106.1 million for the year ended December 31, 1995 to $199.6 million for the year ended December 31, 1996 that was partially offset by a decrease in the average interest rate spread from 336 basis points for 1996 compared to 407 basis points for 1995.

     Net interest income has generally represented a greater proportion of the Company's total net income than that of typical mortgage banking institutions. This results primarily from the fact that the Company has held mortgage-backed securities, mainly GNMA certificates, for longer periods of time prior to sale than is customary for mortgage bankers in the United States, in order to maximize the interest income produced by these securities. During the year ended December 31, 1996, the Company held mortgage loans and mortgage-backed securities for an average period of 259 days prior to sale as compared to 352 days for the year ended December 31, 1995. This decrease in the amount of days mortgage loans and mortgage-backed securities were held prior to sale was due principally to increased sales of loans and mortgage backed-securities.

     Servicing Income. Servicing income represents revenues earned by Doral for servicing mortgage loans. Doral's loan servicing fees depend on the type of mortgage loan being serviced and range from 0.25% to 0.50% of the declining outstanding principal amount of such loan. The size of Doral's loan servicing portfolio and the amount of its servicing fees have increased substantially since Doral's inception, as a result of increases in loan originations and bulk purchases of mortgage servicing rights. Servicing fees increased 10% from 1995 to 1996 and 33% from 1993 to 1994. Loan servicing fees, however, decreased 8% from 1994 to 1995. The decrease in loan servicing income during 1995 was due primarily to sales made during 1995 and the last quarter of 1994 of mortgage servicing rights aggregating approximately $512 million. Increases in the amount of loan servicing fees for 1996 and 1994 were primarily due to increases in the principal amount of loans serviced as compared to prior years. The mortgage servicing portfolio was approximately $3.1 billion at December 31, 1996, compared to $2.7 billion as of December 31, 1995. At December 31, 1996, less than 2% of the Company's servicing portfolio was related to mortgages originated outside Puerto Rico (all of which were originated in Florida).

     The amount of prepayments on mortgage loans serviced by the Company was $201 million, $160 million, and $281 million for the years ended December 31, 1996, 1995 and 1994, respectively. This represented approximately 7%, 6%, and 11% of the aggregate principal amount of mortgage loans serviced during such periods and the average size of the loans prepaid was $35,360, $37,800, and $41,800, respectively. The primary means used by the Company to reduce the sensitivity of its servicing income to increases in prepayment rates is the maintenance of a strong retail origination network that has allowed it to increase or maintain the size of its servicing portfolio even during periods of high prepayments.

     Amortization of Excess Servicing Fees Receivable and Mortgage Servicing Rights. Prior to January 1, 1997, ESRs were amortized over the expected life of the asset and such amortization was recorded as a reduction of servicing income. The amortization of ESRs is based on the amount and timing of estimated future cash flows. Amortization of such ESRs for each of the years ended December 31, 1996, 1995, and 1994 was approximately $1,628,000, $988,000, and $570,000, respectively. MSRs are amortized in proportion to, and over the period of, estimated servicing income. Amortization of MSRs is included as a component of "Other Expenses" in the Company's Consolidated Financial Statements. During 1996, total amortization of MSRs amounted to $998,789 versus $562,054 for 1995. Effective January 1, 1997, ESRs were reclassified as IOs and MSRs as servicing asset. For a discussion of certain accounting changes regarding the treatment of ESRs, see "-- Changes in Accounting Standards -- SFAS No. 125."

     Increases in prepayment rates over anticipated levels can adversely affect the value of the Company's IOs (previously classified as ESRs) and servicing assets. See "RISK FACTORS -- Impairment of Value of Interest-Only Strip Receivables and Servicing Asset."

     Gain on Sale of Servicing Rights. During the years ended December 31, 1996, 1995 and 1994, the Company sold servicing rights of $102 million, $310 million, and $202 million, respectively, realizing pretax gains of approximately $1.8 million, $5.2 million, and $3.0 million, respectively. While the Company's strategy is to continue to increase the size of its servicing portfolio by retaining the servicing rights to the mortgage loans it originates, the Company may continue to sell servicing rights in the future when market conditions are favorable.

     Other Income and Expenses. Other income increased 23% in 1996 as compared to 1995, and 21% from 1994 to 1995. The increases during 1996 and 1995 were due primarily to increased fees earned by Doral Bank.

     Total expenses in 1996 increased by $6.8 million compared to the same period for 1995, as a result of higher interest expense associated with the financing of the Company's mortgage loans and mortgage-backed securities portfolios. Employee costs and advertising expense increased 39% and 41%, respectively, over 1995 levels reflecting additional costs associated with expanding the Company's customer base and loan origination capacity.

     For 1995 compared to 1994 aggregate expenses increased by approximately 31% as a result of higher interest expense associated with the financing of the Company's mortgage loan and mortgage-backed securities portfolio. Telephone and advertising expenses decreased 19% and 41%, respectively, compared to 1994 levels as a result of cost reduction measures implemented by management commencing during 1994. Employee costs in 1994 reflected approximately $1.75 million of voluntary reductions in salary taken by the Chief Executive Officer.

     Puerto Rico Income Taxes. The Puerto Rico maximum statutory corporate income tax rate is 39%. For 1996, the effective income tax rate of Doral was 13.5% compared to 11.3% for 1995 and 16.3% for 1994. The decrease in effective tax rates for 1996 and 1995 compared to 1994 was mainly due to the increase in holdings of tax exempt GNMA mortgage-backed securities. The decrease for 1995 also reflects deductions for the value of shares previously granted under employment agreements.

     The lower effective tax rates (as compared to the maximum statutory rate) experienced by Doral, reflect the fact that the portion of the net interest income derived from certain FHA and VA mortgage loans secured by property located in Puerto Rico and on GNMA securities backed by such mortgage loans is exempt from income tax under Puerto Rico law. See "RECENT
DEVELOPMENTS -- Modification of Tax Laws Affecting FHA and VA Loans and GNMA Securities." Net income tax savings to Doral attributable to this exemption amounted to approximately $8.5 million, $4.6 million and $5.4 million for the years ended December 31, 1996, 1995 and 1994, respectively. See Note 21 to the Company's Consolidated Financial Statements for the year ended December 31, 1996 for a reconciliation of the provision for income taxes to the amount computed by applying the applicable Puerto Rico statutory tax rates to income before taxes.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash requirements arise from loan originations and purchases, repayments of debt upon maturity, payments of operating and interest expenses, servicing advances and loan repurchases. The Company's primary sources of liquidity are sales in the secondary mortgage market of the loans it originates and purchases, short-term borrowings under warehouse, gestation and repurchase agreement lines of credit secured by pledges of its loans and mortgage-backed securities (in most cases until such loans are sold and the lenders repaid) and revenues from operations. Commencing in 1993, the Company made a strategic decision to diversify its sources of funding and to obtain funding from sources outside of Puerto Rico. In the past, the Company has also relied on publicly offered and privately-placed debt financings and public offerings of preferred and common stock. Doral Bank also relies on deposits, including long-term brokered deposits, borrowings from the Federal Home Loan Bank of New York (the "FHLB-NY") as well as term notes backed by letters of credit of the FHLB-NY.

     The interim Consolidated Statement of Cash Flows reflects the working capital needs of the Company. Operating activities provided approximately $40.4 million of net cash during the nine month period ended September 30, 1997, reflecting, in part, increased borrowings under agreements to repurchase used to finance the Company's portfolio of mortgage-backed securities. The Company held mortgage loans (excluding mortgage-backed securities held to maturity and loans receivable held for investment) prior to sale for an average period of approximately 322 days for the nine month period ended September 30, 1997 and 259 days during the year ended December 31, 1996. This increase was mainly due to increases in the time GNMA mortgage-backed securities were held prior to sale, as the Company decided to hold such securities for longer periods pending the outcome of the legislative changes in Puerto Rico affecting the tax exempt status of such securities. See "RECENT DEVELOPMENTS -- Modification of Tax Laws Affecting FHA and VA Loans and GNMA Securities."

     Investing activities used net cash of approximately $123.8 million during the nine month period ended September 30, 1997 due primarily to origination of loans receivable and purchases of securities held to maturity of approximately $117.1 million and $104.3 million, respectively, that were partially offset by principal amortization of such securities and loans of approximately $102.6 million.

     During the first nine months of 1997, financing activities provided approximately $84.8 million of net cash primarily due to additional deposits amounting to approximately $92.0 million received by Doral Bank. During 1997, Doral Bank opened three additional branches in the San Juan metropolitan area. Doral Bank now operates a total of five branches, all of which are located in the San Juan metropolitan area.

     Doral borrows money under warehouse lines of credit to fund its mortgage loan commitments and repays the borrowings as the mortgages are sold. The warehouse lines of credit then become available for additional borrowings. Included among Doral's warehouse line of credit facilities are gestation or presale facilities that permit the Company to obtain more favorable rates once mortgage loans are in the process of being securitized but prior to actual issuance of the mortgage-backed securities as well as to finance such mortgage-backed securities upon their issuance. At September 30, 1997 and December 31, 1996, Doral had available warehouse lines of credit, including gestation lines of credit, of $770 million and $595 million, respectively. Doral's warehouse and gestation lines of credit are generally subject to termination at the discretion of the lender.

     Doral also obtains short-term financing through repurchase agreement lines of credit with financial institutions and investment banking firms, including Doral Securities. Under these agreements, Doral sells GNMA, FNMA or FHLMC-guaranteed mortgage-backed securities or collateralized mortgage obligations, or other securities and simultaneously agrees to repurchase them at a future date at a fixed price. Doral uses the proceeds of such sales to repay borrowings under its warehouse lines of credit. The effective cost of funds under repurchase agreements is typically lower than the cost of funds borrowed under Doral's warehouse lines of credit. As of September 30, 1997, the Company had available repurchase lines of credit (excluding the gestation lines of credit referred to above) of approximately $1.2 billion. Borrowings under certain repurchase lines are subject to availability of funds by the lender and of acceptable collateral by the Company. Doral's continued use of repurchase agreements will depend on the cost of repurchase agreements relative to the cost of borrowing under its warehouse lines of credit with banks and other financial institutions.

     Certain of the debt obligations of the Company contain various provisions that may affect the ability of the Company to pay dividends and remain in compliance with those obligations. These provisions include requirements concerning net worth, financial ratios, limitations on capital distributions and other financial covenants. These provisions have not had, and are not expected to have, an adverse impact on the ability of the Company to pay dividends in the future.

     The monthly weighted-average interest rate of Doral's borrowings for warehouse lines of credit and for repurchase agreement lines of credit was 6.77% and 5.78%, respectively, for the nine-month period ended September 30, 1997 compared to 6.71% for warehousing lines of credit and 5.45% for repurchase agreements for the year ended December 31, 1996.

     Doral Bank obtains funding for its lending activities through the receipt of deposits, including long term brokered certificates of deposit, FHLB-NY advances and from other borrowings, such as term notes backed by FHLB-NY letters of credit and repurchase agreements with brokerage houses. As of September 30, 1997, Doral Bank held approximately $254 million in deposits (including $2.9 million in corporate accounts of the Company that are eliminated in the preparation of the Company's Consolidated Financial Statements) at a weighted-average interest rate of 4.3%, approximately 23% of which consisted of non-interest bearing deposits. Approximately $42.7 million of total deposits consisted of brokered certificates of deposit obtained through broker-dealers with maturities ranging from three to five years. Doral Bank, as a member of FHLB-NY, has access to collateralized borrowings from the FHLB-NY up to a maximum of 30% of its total assets. Advances and reimbursement obligations with respect to letters of credit must be secured by qualifying assets with a market value equal to 120% of the advances. At September 30, 1997, Doral Bank had $15 million in outstanding advances from the FHLB-NY at a weighted average interest rate cost of 6.24%. In addition, as of September 30, 1997, Doral Bank had $53.1 million outstanding in term notes secured by FHLB-NY letters of credit at an average interest rate cost of 6.60%. Approximately $5 million principal amount of such term notes bear interest at a fluctuating rate based on LIBID. The interest rate on such floating rate notes has effectively been fixed pursuant to an interest rate swap agreement with a major brokerage house. The interest rates on all term notes are subject to an upward adjustment to a rate equal to 100% of LIBID for a term equal to the remaining term of the note as a result of the recent changes to
Section 936 of the Internal Revenue Code. Because Doral Bank has the contractual right to prepay the notes if the investor seeks an upward adjustment, in all but one of the three cases in which an investor requested an upward adjustment, Doral Bank has been successful in negotiating a rate adjustment below 100% of LIBID.

     As of September 30, 1997, Doral Bank exceeded all regulatory capital requirements that were applicable to it as a federal savings association (i.e. tangible and core capital of at least 1.5% and 3.0%, respectively, of adjusted assets and total risk based capital of at least 8% of risk weighted assets). As of September 30, 1997, Doral Bank had tangible capital and core capital of $26.5 million or approximately 7.54% of adjusted assets and total risk-based capital of $27.7 million or 16.8% of risk weighted assets. See "BUSINESS --
Regulation -- Banking Operations -- Federal Regulation -- Capital Adequacy" for the regulatory capital requirements applicable to the Company and Doral Bank following the conversion of Doral Bank to a commercial bank.

     Servicing agreements relating to the mortgage-backed securities programs of FNMA, FHLMC and GNMA and certain other investors and mortgage loans sold to certain other purchasers, require Doral to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. Doral generally recovers funds advanced pursuant to these arrangements within 30 days. During the nine-month period ended September 30, 1997, the monthly average amount of funds advanced by the Company under such servicing agreements was approximately $3.5 million.

     During the nine month period ended September 30, 1997, the Company collected an average of approximately $1.2 million per month in net servicing fees, including late charges. At September 30, 1997 and December 31, 1996, the servicing portfolio amounted to approximately $3.6 billion and $3.1 billion, respectively. The Company may, from time to time, determine to sell portions of its servicing portfolio and to purchase servicing rights in bulk from third parties. See "RECENT DEVELOPMENTS -- Bulk Purchases of Mortgage Servicing Rights."

     The Company engages in the sale or exchange of mortgage loans on a recourse basis, particularly in the case of non-conforming loans. Recourse sales generally involve the sale of non-conforming loans to local financial institutions. Sales with recourse have increased during 1997, due to a shift from sale of non-conforming loans through securitizations, which are done on a non-recourse basis (except for the retention of residual and subordinate interests), to direct sales to local financial institutions which are often done on a recourse or partial recourse basis. The Company has shifted to selling non-conforming loans directly to financial institutions because it is generally able to achieve higher gains through the recognition of IOs. See "-- Results of Operations for the Nine Months Ended September 30, 1997 and 1996." As of September 30, 1997, the Company was servicing mortgage loans with an aggregate principal amount of $434 million on a recourse or partial recourse basis. As of September 30, 1997, recourse obligations related to the Company's mortgage servicing portfolio totalled $179 million (which includes the Company's recourse obligations with respect to the sale of approximately $283 million of mortgage loans sold on a 10% recourse basis). The Company estimates the fair value of the retained recourse obligation at the time mortgage loans are sold.

     From time to time, the Company may sell mortgage-backed securities and mortgage loans subject to put arrangements. Pursuant to these arrangements, the Company grants the purchaser of the mortgage-backed securities or mortgage loans a put option that grants the buyer the right to sell, and obligates the Company to buy, the securities or loans at a future date at a negotiated price. Sales of securities or loans with puts are accounted for as sales or borrowings pursuant to SFAS No. 125 based on a financial components approach focusing on whether control of the asset has been surrendered. As of September 30, 1997, the Company had outstanding $182 million in mortgage-backed securities and mortgage loans sold subject to put arrangements, which expire in varying amounts from 1998 through 2002, all of which were accounted for as sales pursuant to SFAS No. 125 because the Company understands that control of the asset has been surrendered to the purchaser.

     The Company has established a reserve of $1.3 million for possible losses from recourse servicing and put obligations.

     Doral expects that it will continue to have adequate liquidity and financing arrangements to finance its operations. The Company will continue to explore alternative and supplementary methods of financing its operations, including both debt and equity financing. There can be no assurance, however, that the Company will be successful in consummating any such transactions.

ASSETS AND LIABILITIES

     At September 30, 1997, total assets were $1.546 billion compared to $1.107 billion at December 31, 1996. This increase was due primarily to increases in interest earning assets related to the Company's mortgage loan production and securitization activities and purchases of securities. The Company increased its inventory of GNMA securities in anticipation of proposed changes in the tax exempt status of GNMA securities under Puerto Rico law. See "RECENT
DEVELOPMENTS -- Modification of Tax Laws Affecting FHA and VA Loans and GNMA Securities." Total liabilities were $1.375 billion at September 30, 1997 compared to $956 million at December 31, 1996. The increase in total liabilities was primarily related to increased deposit accounts held at Doral Bank and increases in securities sold under agreements to repurchase and advances under warehousing lines of credit incurred in connection with the Company's mortgage banking activities.

     As of September 30, 1997, Doral Bank had $352.0 million in assets compared to $280.7 million at December 31, 1996. This increase was due primarily to a net increase of $39 million, $22 million and $23 million in loans receivable, loans held for sale and securities held to maturity, respectively. At September 30, 1997, Doral Bank's deposit accounts totaled $253.9 million compared to $187.2 million at December 31, 1996. These amounts include $2.9 million and $28.3 million, respectively, in corporate accounts of the Company which are eliminated in the preparation of the Company's Consolidated Financial Statements. Deposit accounts include $38 million as of September 30, 1997 in non-interest bearing demand deposits representing escrow funds and other servicing accounts from Doral's servicing operations.

INTEREST RATE FLUCTUATIONS

     Changes in interest rates can have a variety of effects on the Company's business. In particular, changes in interest rates affect the volume of mortgage loan originations and acquisitions, the interest rate spread on the Company's portfolio of loans and securities, the amount of gain on sale of loans and the value of the Company's servicing assets, IOs and securities holdings.

     The Company does not generally hedge conventional loans in the pipeline or in the process of origination because the Company does not generally permit customers to lock-in an interest rate prior to closing. Instead, the interest rates on loans are generally fixed at closing based on a certain spread over a prevailing rate that adjusts weekly. For FNMA and FHLMC conforming loans and FNMA and FHLMC mortgage-backed securities, the Company seeks to sell or obtain commitments for the sale of such loans or mortgage-backed securities following the funding of such loans. These loans are normally sold to institutional investors or to FNMA and FHLMC. To the extent the Company does engage in offerings of mortgage products which lock-in the interest rate until the closing date, it attempts to obtain forward commitments at the time it fixes the rates for the loans. Non-conforming conventional loans are normally sold in bulk to local financial institutions or packaged into collateralized mortgage obligations. The sale of non-conforming conventional loans normally takes longer than the sale of conforming mortgage loans. Accordingly, the Company attempts to manage this interest rate risk through the purchase of listed options on U.S. Treasury Securities, as well as through the purchase of option contracts in the over-the-counter market on other interest rate sensitive instruments.

     In the case of Puerto Rico tax exempt GNMA securities, the Company normally holds such securities for longer periods prior to sale to maximize its net interest income and to take advantage of the fact that the interest on certain of such securities is exempt from income taxation under Puerto Rico law. Prices for tax exempt GNMA securities in Puerto Rico tend to be more stable than prices for similar securities in the mainland U.S. because the tax exempt status of interest paid on these securities under Puerto Rico law makes them more attractive to retail investors. This relative stability of prices for Puerto Rico tax exempt GNMA securities allows the Company to carry out a less aggressive hedging strategy to attempt to protect the value of these assets than what might otherwise be required. The Company seeks to protect itself from interest rate risk associated with its inventory of GNMA securities by purchasing listed options on treasury bond futures contracts and other interest rate sensitive instruments, as well as purchasing options on U.S. GNMA securities in the over-the-counter market. As of September 30, 1997, the Company had in place $75.2 million of long-term repurchase agreements secured by collateralized mortgage obligations backed by GNMA certificates with a principal amount of approximately $86.0 million. The Company does not obtain forward commitments or otherwise hedge such securities because they are financed pursuant to long-term repurchase agreements. The Company has the right to substitute similar securities under the repurchase agreements. For GNMA securities that do not qualify for Puerto Rico tax exemption, the Company will implement a less aggressive hedging strategy because it intends to sell such securities in the United States market as soon as practicable following completion of the securitization process. For a discussion of recent amendments to Puerto Rico law that limited the type of FHA and VA loans that qualify for tax exemption, see "RECENT DEVELOPMENTS -- Modification of Tax Laws Affecting FHA and VA Loans and GNMA Securities."

     Declines in interest rates can adversely affect the Company's revenues by increasing prepayment rates and causing an increase of the amortization of the Company's servicing asset (previously classified as Mortgage Servicing Rights) and IO's (previously classified as excess servicing fees receivable) or causing an impairment to be recognized with respect to such assets. Moreover, increased prepayment rates can reduce the Company's servicing income by decreasing the size of the Company's servicing portfolio. To date, the Company has not used synthetic instruments to protect the value of its servicing assets and IOs from future interest rate fluctuations. The primary means used by the Company to reduce the sensitivity of the Company's servicing income and value of its servicing asset due to possible reductions of its servicing portfolio during periods of high prepayments has been the development of a strong retail origination network that has allowed the Company to increase or maintain the size of its servicing portfolio even during periods of high prepayments, such as those experienced during 1993.

     The net interest income of the Company is also subject to interest rate risk because its interest-earning assets and interest-bearing liabilities reprice at different times and varying amounts. Most of the Company's interest earning assets, including its mortgage-backed securities held for trading, are fixed rate interest-earning assets that are not subject to repricing (except for replacement of assets through repayments, sales and new originations) while the short-term borrowings used to finance these positions normally reprice on a periodic basis (e.g., daily, monthly or quarterly). To protect against major fluctuations in short-term interest rates, the Company purchases listed put and call options and sells call options on financial instruments, including Eurodollar contracts. This policy attempts to ensure a relatively stable short-term cost of funds. With respect to its loans receivable and securities held to maturity, Doral Bank attempts to obtain long-term deposits and other long-term debt financing, including long-term brokered certificates of deposit, advances from the FHLB-NY and term notes backed by FHLB-NY letters of credit.

     In the future, the Company may utilize alternative hedging techniques including futures, options or other hedge vehicles to help mitigate interest rate and market risk. However, there can be no assurance that any of the above hedging techniques will be successful. To the extent they are not successful, the Company's profitability may be adversely affected.

INFLATION

     Doral is affected by inflation in the areas of loan production and servicing fees. General and administrative expenses increase with inflation. However, the increase in real estate values in Puerto Rico in recent years has been a positive factor for the Company's mortgage banking business. The average size of loans originated tends to increase as home values appreciate, which serves to increase loan origination fees and servicing income faster than the cost of providing such services. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. See "-- Interest Rate Fluctuations" for a discussion of the effects of changes of interest rates on the Company's operations.

CHANGES IN ACCOUNTING STANDARDS

     SFAS No. 114. In January 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement requires that impaired loans that are within the scope of the Statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependant. Loans that are measured at fair value or at the lower of cost or fair value, are excluded.

     SFAS No. 121. In January 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets, to be held and used. Under SFAS No. 121, long-lived assets and certain identifiable intangibles to be held and used must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition must be made. If the sum of the future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

     SFAS No. 123. In January 1996, the Company also adopted SFAS No. 123, "Accounting for Stock-based Compensation." This Statement defines a fair value based method of accounting for employee stock options and encourages all entities to adopt that method of accounting for all of their stock-based employee compensation plans. No transactions of the nature covered by SFAS No. 123 have been made.

     SFAS No. 125. In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS 125. SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the application of a financial-components approach that focuses on control. That approach requires the recognition of financial assets and servicing assets controlled by the reporting entity, the derecognition of financial assets when control is surrendered, and the derecognition of liabilities when they are extinguished. Specific criteria are established for determining when control has been surrendered in the transfer of financial assets.

     This Statement requires that liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value, if practicable. It also requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interest, if any, based on their relative fair values at the date of the transfer. Servicing assets and liabilities must be subsequently measured by (a) amortization in proportion to and over the period of estimated net servicing income and loss and (b) assessment for asset impairment or increased obligation based on their fair values.

     SFAS 125 modifies the accounting for IOs or retained interests in securitizations, such as excess servicing fees receivable, that can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment. In this case, it requires that they be classified as available for sale or as trading securities. IO's and retained interests are to be recorded at market value in accordance with SFAS No. 115. Changes in market value of IOs are included in operations, if classified as trading securities, or in shareholders' equity as unrealized gains or losses, net of taxes, if classified as available for sale.

     Under the provisions of SFAS 125, management has determined that excess servicing fees receivable retained by the Company as a result of securitization transactions or bulk sales of whole loans will be held as trading securities as IOs. In addition, all residual interests and mortgage backed securities previously retained by the Company as part of its securitization transactions will also be held as trading securities.

     The provisions of this Statement, except as indicated below, are effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and must be applied prospectively. Earlier or retroactive application is not permitted. In December 1996, the FASB issued a statement that defers for one year the effective date applicable to the provisions of SFAS 125 that deal with secured borrowings and collateral. Additionally, the deferment provision would apply to transfers of financial assets for repurchase agreements, dollar rolls and securities lending.

     Refer to Note (e) to the Company's Interim Consolidated Financial Statements for the period ended September 30, 1997 for certain reclassifications made by the Company as a result of the adoption of SFAS 125.

     The adoption of the above standards has not had a material effect on the Company's result of operations or financial position.

     SFAS No. 128. In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." This Statement simplifies the standards for computing earnings per share ("EPS") previously found on APB Opinion No. 15, "Earnings Per Share," and makes it comparable to international EPS standards. It replaces the presentation of the primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS computation on the face of the income statement for all entities with complex capital structures and requires reconciliation of the numerator and denominator of the diluted EPS computation.

     This Statement is effective for financial statements issued after periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This Statement requires restatement of prior-period EPS data presented. The capital structure of the Company is such that the adoption of this new standard will not affect current or prior period presentations of basic or diluted EPS. Accordingly, the Company's basic EPS would amount to $1.29, $1.15, $1.49, $1.33 and $1.23, for the nine months ended September 30, 1997 and 1996 and for the years ended December 31, 1996, 1995 and 1994, respectively, while diluted EPS would amount to $1.24, $1.10, $1.42, $1.27 and $1.15 for such periods, which is equivalent to the primary EPS and fully diluted EPS currently presented.

     SFAS No. 130. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. This Statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. In Doral's case, unrealized gains and losses on certain investments in debt securities will be the only other comprehensive income item to be included in comprehensive income.

     This Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. This Statement affects only financial statement presentation and, therefore, management understands that its adoption will not have a material effect, if any, on the Company's financial position or results of operations.

     SFAS No. 131. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes the standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim reports issued to shareholders.

     This Statement requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. It also requires reporting descriptive information about the way that the operating segments were determined, the products and the services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the enterprises general purpose financial statements, and the changes in the measurement of segment amount from period to period. Doral's management has not yet made a determination on the business lines of the Company that fulfill the segment definition described above.

     This Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. This statement affects only financial statement presentation and disclosure and therefore management understands it will not have a material effect, if any, on the Company's financial position or results of operations.

                                    BUSINESS

GENERAL

     The Company, together with its wholly-owned subsidiaries, is primarily engaged in a wide range of mortgage banking activities, including the origination, purchase, sale and servicing of mortgage loans on single-family residences, the issuance and sale of various types of mortgage-backed securities and other investment securities for sale or investment, the purchase and sale of servicing rights associated with mortgage loans and, to a lesser extent, the origination of construction loans and mortgage loans secured by commercial real estate (the "Mortgage Banking Business"). The Company is the leading mortgage banking institution in Puerto Rico in volume of origination of first mortgage loans on single-family residences. The Company's Mortgage Banking Business is principally conducted through two operating units: Doral Mortgage, a wholly-owned subsidiary of the Company, and the HF Division, a division of the Company. The Company is also engaged in the banking business through Doral Bank (formerly known as Doral Federal Savings Bank), a Puerto Rico commercial bank which was acquired by the Company in September 1993 and in the securities business through Doral Securities, a broker-dealer subsidiary established by the Company in September 1996. As a result of the conversion of the charter of Doral Bank from that of a federal savings association to that of a Puerto Rico chartered commercial bank on October 1, 1997, the Company is a bank holding company subject to the provisions of the BHC Act, and, accordingly, subject to supervision and regulation by the Federal Reserve. See "-- Regulation -- Banking Operations -- Federal Regulation."

     The Company is an approved seller/servicer for FHLMC and FNMA, an approved issuer for GNMA and an approved servicer under the GNMA, FNMA and FHLMC mortgage-backed securities programs. The Company is also qualified to originate mortgage loans insured by FHA and guaranteed by VA. See "-- Mortgage Banking Business -- Sale of Loans; Issuance of Mortgage-Backed Securities."

     The Company's strategy is to increase its volume of loan originations and its servicing portfolio, as well as to maximize net interest income. The Company seeks to increase its volume of loan originations by emphasizing quality customer service and maintaining the most extensive system of branch offices of any mortgage banking institution in Puerto Rico. The Company strives to increase the size of its servicing portfolio by relying primarily on internal loan originations and supplementing such originations with purchases of loans and mortgage servicing rights from third parties. The Company has traditionally emphasized origination of 15-year and 30-year conventional and FHA-insured or VA-guaranteed mortgage loans on single-family residences. The Company relies on net interest income for a more significant portion of its earnings than do most mortgage banking companies. The Company seeks to maximize net interest income by holding mortgage-backed securities, primarily Puerto Rico tax exempt GNMA securities backed by Puerto Rico mortgages, for longer periods prior to sale than most mortgage banking companies. This strategy has the effect of reducing the Company's overall effective tax rate because the interest on certain GNMA securities backed by Puerto Rico mortgages is tax exempt under Puerto Rico law. A recent amendment to Puerto Rico tax laws has modified the tax exempt treatment of GNMA securities. See "RECENT DEVELOPMENTS -- Modification of Tax Laws Affecting FHA and VA Loans and GNMA Securities." The Company also seeks to increase net interest income by funding and holding for investment, loans and investment securities, consisting primarily of residential mortgage loans, mortgage-backed securities and United States government and agency obligations the interest on which is tax exempt to the Company for Puerto Rico income tax purposes. See "-- Other Lending and Investment Activities." The Company's strategy is to become a more diversified financial services company by offering a broad range of mortgage products as well as expanding into new areas of business such as banking and securities brokerage. The Company also intends to pursue opportunities to expand geographically within the mainland United States, particularly within the New York City metropolitan area and other areas with large Hispanic populations, through acquisitions, the establishment of new operations or a combination of both.

     Substantially all of the Company's business is currently conducted in Puerto Rico. The Mortgage Banking Business is currently conducted in Puerto Rico through 20 branches, 16 of which are operated by Doral Mortgage, three by the HF Division and one by Centro Hipotecario. Doral Mortgage also operates branch offices in Orlando and Miami, Florida. Doral Securities operates through a single branch in the San Juan metropolitan area and employed 24 persons as of September 30, 1997.

     Doral Bank, currently operates through five branches in the San Juan metropolitan area, which serve primarily as deposit-taking operations. To date, most loans have been originated pursuant to a Master Loan Production Agreement with the Company. See "-- Other Lending and Investment Activities -- Lending Activities of Doral Bank and Real Estate Owned." Doral Bank has experienced rapid growth since its acquisition by the Company, increasing its assets from $13 million as of September 10, 1993 to $352 million in assets as of September 30, 1997. To date, this growth has been funded primarily through increases in certificate of deposit accounts and non-interest bearing deposits consisting primarily of corporate and custodial accounts as well as borrowings from institutional investors, advances from the FHLB-NY and long term brokered deposits. As of September 30, 1997, Doral Bank had total deposits and net worth of $254 million and $27 million, respectively. Custodial accounts associated with the Company's servicing portfolio, commercial demand deposit accounts of the Company and certificate of deposit accounts constituted approximately 15%, 1% and 65%, respectively, of Doral Bank's total deposit accounts as of September 30, 1997. The Company intends to continue to increase the assets of Doral Bank as well as to expand its branch network and deposit base.

     During the third quarter of 1996, the Company's new broker-dealer subsidiary, Doral Securities became operational. While Doral Securities engages in a general securities business, it has a particular emphasis on the sale of Puerto Rico tax-exempt GNMA securities and other Puerto Rican securities.

     The following table sets forth the components of Doral's revenues and the percentage contribution of each component for the periods indicated.

                          NINE MONTHS ENDED SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                          --------------------------------    --------------------------------------------------
                               1997              1996              1996              1995              1994
                          --------------    --------------    --------------    --------------    --------------
                                                          (DOLLARS IN THOUSANDS)
REVENUES:
Mortgage loan sales and
  fees..................  $18,223    19%    $20,471    26%    $26,610    25%    $13,529    15%    $10,573    15%
Interest income.........   64,099    68      49,030    61      66,987    62      61,907    67      46,508    65
Servicing income........   10,863    12       8,342    10      11,659    11      10,577    12      11,448    16
Gain on sale of
  servicing rights......       --    --       1,813     2       1,813     2       5,205     6       3,003     4
Other income............    1,128     1         511     *         764     *         620     *         511     *

---------------

* Less than one percent.

MORTGAGE BANKING BUSINESS

     Loan Origination and Purchase of Mortgages. The Company has the most extensive system of branch offices for originating mortgage loans of any mortgage banking institution in Puerto Rico. Doral Mortgage operates 16 branches throughout Puerto Rico and two branch offices in the State of Florida. The HF Division operates three branches in the San Juan metropolitan area. Centro Hipotecario, Inc. operates an additional branch in the San Juan metropolitan area.

     While the Company makes available a wide variety of mortgage loan products designed to respond to consumer needs and competitive conditions, it currently emphasizes 15-year and 30-year conventional first mortgages and 15-year and 30-year FHA loans and VA loans secured by single-family residences. Substantially all the loans are fixed rate mortgages. Conventional mortgage loans generally (i) do not exceed 80% of the appraised value of the mortgaged property or (ii) are insured by private mortgage insurers.

     According to applicable VA guidelines, the maximum amount of a VA loan originated in Puerto Rico is currently $203,000. Pursuant to applicable FHA guidelines, the maximum amount of a single-family FHA loan ranges from $81,548 to $152,000, depending on the municipality where the mortgaged property is located.

The average loan size for FHA/VA mortgage loans and conventional mortgage loans was approximately $73,100 and $59,700, respectively as of September 30, 1997.

     A portion of the conventional loans by the Company are conforming loans which qualify for inclusion in guarantee programs sponsored by FNMA or FHLMC. The Company also originates conventional loans that do not qualify for the guarantee programs of FNMA or FHLMC, because they do not conform to one or more of the requirements of such agencies ("non-conforming loans"). The underwriting standards used by the Company for non-conforming loans is generally similar to that of conforming loans. The principal deviations from such standards are relaxed requirements for income verification and credit history. The Company requires lower-loan-to-value ratios in non-conforming loans, generally 65% or less. To date, the Company has not been actively involved in the origination of so-called "sub-prime" mortgage loans to individuals who are deemed to be relatively high credit risks. For the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995 and 1994, non-conforming conventional loans represented approximately 34%, 31%, 45% and 28%, respectively, of the Company's total volume of mortgage loans originated.

     The Company also originates construction loans for owner-occupied single-family residences and other real estate development projects and mortgage loans on commercial properties. The Company has recently been more active in the origination of mortgage loans secured by income-producing commercial properties. While many of these loans are funded through Doral Bank for investment, the Company's mortgage banking units also originate such loans for resale to investors. For the nine months ended September 30, 1997, the Company originated approximately $25 million of mortgage loans secured by income-producing commercial properties, $16 million of which were funded by Doral Bank. The Company has entered into a preferred broker agreement with GMAC Commercial Mortgage Corporation ("GMAC") whereby the Company will act as the exclusive broker of commercial loans for GMAC in Puerto Rico. The loans to be brokered to GMAC would generally involve larger denomination loans that the Company does not originate directly. For the nine months ended September 30, 1997, the Company originated $26 million in construction loans, of which $9 million were originated through Doral Bank. See "-- Other Lending and Investment
Activities -- Lending Activities of Doral Bank and Real Estate Owned." Construction loans and mortgage loans on commercial properties together constituted approximately 7% and 3% of the total dollar volume of loans originated and purchased by the Company for the nine months ended September 30, 1997 and for the year ended December 31, 1996, respectively.

     The Company also originates second mortgages. For the nine months ended September 30, 1997 and the year ended December 31, 1996, second mortgages constituted approximately 2% and 4%, respectively, of the total loans originated by the Company. The maximum loan-to-value ratio on second mortgages permitted by the Company is 80% (including the amount of any first mortgage).

     In addition to second mortgages, the Company offers home equity or personal loans secured by real estate mortgages up to $40,000. These loans are generally made for debt consolidation, home improvements, refinancing or other personal credit needs. These loans are generally secured by first or second mortgages on single-family residences, are payable within five to ten years and provide for higher interest rates than typical conventional mortgages. During the nine months ended September 30, 1997 and for the year ended December 31, 1996, the Company originated approximately $29 million and $74 million of such loans, respectively.

     Loan origination activities performed by the Company include soliciting, completing and processing mortgage loan applications and preparing and organizing the necessary loan documentation. Loan applications are examined for compliance with underwriting criteria and, if all requirements are met, the Company issues a commitment to the prospective borrower specifying the amount of the loan and the loan origination fees, discount points and closing costs to be paid by the borrower or seller and the date on which the commitment expires.

     The Company's strategy is to increase its servicing portfolio primarily through internal originations through its branch network. The Company, however, also purchases FHA loans and VA loans from other mortgage bankers for resale to institutional investors in the form of GNMA securities. The amount of loans purchased from third parties was approximately $27 million for the nine months ended September 30, 1997 and $63 million, $77 million and $64 million and for the years ended December 31, 1996, 1995, 1994. All loans purchased consisted of FHA and VA loans.

     In addition to loan originations through its retail branch network and purchases from third parties, the Company originates mortgage loans referred to it by approved mortgage brokers. The mortgage broker receives a fee payable at closing by the borrower for its services. Approximately $47 million, $34 million and $10 million of mortgage loans were originated through mortgage brokers for the nine months ended September 30, 1997 and for the years ended December 31, 1996, and 1995, respectively. Purchases of loans from other mortgage bankers in the wholesale loan market as well as origination of mortgage loans through loan brokers provides the Company with a source of low cost production that complements the Company's internal originations and allows the Company to efficiently increase the size of its servicing portfolio.

     The following table sets forth the number and dollar amount of the Company's mortgage loan originations for the periods indicated:

                               NINE MONTHS ENDED
                                 SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                              -------------------   ------------------------------------------------------
                                1997       1996       1996       1995       1994        1993        1992
                              --------   --------   --------   --------   --------   ----------   --------
                                      (DOLLARS IN THOUSANDS, EXCEPT AVERAGE INITIAL LOAN BALANCE)
FHA/VA LOANS:(1)
Number of loans.............     3,582      3,057      4,362      4,016      7,037        8,364      3,224
Volume of loans.............  $261,925   $214,348   $306,753   $267,909   $433,748   $  532,654   $207,239
Percent of total volume.....        38%        39%        41%        48%        57%          37%        30%
CONVENTIONAL AND OTHER
  LOANS:(2)
Number of loans.............     7,144      7,305      9,575      5,059      6,285       12,658      7,637
Volume of loans.............  $426,743   $333,724   $446,957   $291,537   $326,698   $  899,794   $486,484
Percent of total volume.....        62%        61%        59%        52%        43%          63%        70%
TOTAL LOANS:
Number of loans(3)..........    10,726     10,362     13,937      9,075     13,322       21,022     10,861
Volume of loans(4)..........  $688,668   $548,072   $753,710   $559,446   $760,446   $1,432,448   $693,723
AVERAGE INITIAL LOAN
  BALANCE:
FHA/VA Loans................  $ 73,100   $ 70,100   $ 70,300   $ 66,700   $ 61,600   $   63,700   $ 64,300
Conventional and other
  loans(2)..................    59,700     45,700     46,700     57,600     52,000       71,100     63,700
REFINANCING(5)..............        51%        48%        47%        41%        59%          80%        67%

---------------

(1) Excludes loans purchased from third parties.
(2) Includes second mortgage loans and non-conforming loans (conventional loans that do not qualify for inclusion in the guarantee programs sponsored by FNMA or FHLMC).
(3) Includes 1,397, 1,502, 2,044, 834, 898 and 61, of loans funded by Doral Bank pursuant to the Master Loan Production Agreement for the nine months ended September 30, 1997 and 1996 and the years ended December 31, 1996, 1995, 1994 and 1993, respectively. See "-- Other Lending and Investment Activities -- Lending Activities of Doral Bank and Real Estate Owned."
(4) Includes $117.1 million, $66.3 million, $98.7 million, $52.3 million, $26.3 million and $4.9 million, principal amount of loans funded by Doral Bank pursuant to the Master Loan Production Agreement for the nine months ended September 30, 1997 and 1996 and the years ended December 31, 1996, 1995, 1994 and 1993, respectively. See "-- Other Lending and Investment
    Activities -- Lending Activities of Doral Bank and Real Estate Owned."
(5) As a percentage of the total dollar volume of loans originated.

     A substantial portion of the Company's total mortgage loan originations has consistently been comprised of refinance loans. Demand for refinance loans has traditionally been high in Puerto Rico because this product is often used as a vehicle for debt consolidation. For the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995 and 1994, refinancing activity represented approximately 51%, 47%, 41% and 59%, respectively, of the Company's total dollar volume of mortgage loans originated. The decrease in refinance activity during 1994 compared to 1993 was due to the rise in interest rates experienced during the second half of 1994. The continued decrease in refinance loans during 1995 reflected the continued weakness in demand for this product following the unusually high refinance activity experienced during 1993. A significant future increase in mortgage interest rates in Puerto Rico could adversely affect the Company's business if it results in a significant decrease in refinancing of first mortgage loans.

     In recent years, the Company, primarily through the HF Division, has increased relations with realtors and developers in order to increase home purchase loan originations, particularly in newly constructed residential developments. Mortgage loans to finance the acquisition of new residential units for the first nine months of 1997 and for the years ended December 31, 1996 and 1995, were $90 million, $136 million and $84 million, respectively. The Company believes that by increasing its home purchase originations it may offset, in part, the adverse effects that increasing interest rates or lower demand for refinance loans could have on overall mortgage loan production. In addition, strength in the new housing sector will allow the Company to originate FHA and VA loans that qualify for tax exemption under the recent amendments to Puerto Rico tax laws limiting tax exemption to FHA and VA loans used to finance the acquisition of newly constructed residential housing. See "RECENT
DEVELOPMENTS -- Modification of Tax Laws Affecting FHA and VA Loans and GNMA Securities."

     All loan originations, regardless of whether originated through the retail network, obtained through mortgage brokers or purchased from third parties, must be underwritten in accordance with the Company's underwriting criteria, including loan-to-value ratios, borrower income qualifications, debt ratios and credit history, investor requirements, and insurance and property appraisal requirements. The Company's underwriting standards also comply with the relevant guidelines set forth by HUD, VA, FNMA, FHLMC, federal banking regulatory authorities, private mortgage investment conduits and private mortgage insurers, as applicable. The Company's underwriting personnel, while operating out of loan offices, make underwriting decisions independent of the Company's mortgage loan origination personnel. Under the Company's quality control plan, the Company reverifies a portion of the mortgage loans funded each month, to provide reasonable assurance that the Company's underwriting standards have been satisfied. The selection of mortgage loans for reverification is done on a sampling basis to provide quality control coverage for all mortgage loan programs and appraisers. In addition, the Company reconfirms employment status, the source of down payment and other key items.

     Typically, when a mortgage loan is originated through the Company's retail branches, the borrower is required to pay an origination fee to the Company. These fees range up to 6% of the principal amount of the mortgage loan, and are payable at the closing of such loan. The Company may also charge discount points depending upon market conditions and regulatory considerations as well as the Company's objectives concerning mortgage loan origination volume and pricing. The Company incurs certain costs in originating mortgage loans, including overhead, out-of-pocket costs and, in some cases, where the mortgage loans are subject to a purchase commitment from private investors, related commitment fees. The volume and type of mortgage loans and of commitments made by investors vary with competitive and economic conditions, resulting in fluctuations in revenues from mortgage loan originations. Generally accepted accounting principles ("GAAP") require that general operating expenses incurred in originating mortgage loans be charged to current expense. Direct origination costs and origination income must be deferred and amortized using the interest method, in the case of loans held for investment, or deferred until the related loans are sold, in the case of loans held for sale.

     Loan Servicing. The Company's principal source of servicing rights is mortgage loan originations. When the Company sells the mortgage loans it has originated or purchased, it generally retains the rights to service such loans and receives the related servicing fees. Loan servicing includes collecting principal and interest and remitting the same to the holders of the mortgage loans or mortgage-backed securities to which such mortgage loan relates, holding escrow funds for the payment of real estate taxes and insurance premiums, contacting delinquent borrowers, supervising foreclosures in the event of unremedied defaults and generally administering the loans. The Company receives annual loan servicing fees ranging from 0.25% to 0.50% of the declining principal amount of the loans serviced plus any late charges. For the nine months ended September 30, 1997 and the year ended December 31, 1996, the weighted-average servicing fee for the Company's servicing portfolio was approximately 0.43% and 0.39%, respectively.

     Servicing rights represent a contractual right and not a beneficial ownership interest in the underlying mortgage loans. Failure to service the loans in accordance with contract requirements may lead to a termination of the servicing rights and the loss of future servicing fees. In general, the Company's servicing agreements are terminable by the investor for cause. With respect to all mortgage loans funded by Doral Bank after October 1, 1995, Doral Bank may terminate the Company's servicing rights without cause upon notice to the Company. There has been no termination of servicing rights by any mortgage loan owners because of the failure by the Company to service in accordance with its contractual obligations.

     At September 30, 1997 and December 31, 1996 and 1995, approximately $213.7 million, $256.6 million, and $267.5 million, respectively, or 6%, 8% and 10%, respectively, of the Company's total servicing portfolio consisted of mortgage loans securitized by the Company and sold to grantor trusts or real estate mortgage conduits ("REMICs"). The insurance company insuring the senior certificates issued by such grantor trusts and other conduits may terminate the Company's servicing rights if, among other things: (i) the Company becomes ineligible or loses its rights as an approved servicer for GNMA, FNMA or FHLMC;
(ii) the number of loans included in the trusts which are delinquent 90 days or more (including properties acquired upon foreclosure) exceeds 8% of the aggregate outstanding principal balance of the mortgage loans included in the trusts; and (iii) realized losses with respect to mortgage loans included in the trusts exceed certain thresholds on an annual basis (1% of the outstanding balance of mortgage loans) and on a cumulative basis over various periods of time (ranging from 0.45% to 4.00% of the original principal balance of loans in the trusts).

     The Company's mortgage loan servicing portfolio is subject to reduction by reason of normal amortization, prepayments and foreclosure of outstanding mortgage loans. Additionally, the Company may sell mortgage loan servicing rights from time to time to other institutions if market conditions are favorable.

     The following table sets forth certain information regarding the total loan servicing portfolio of the Company for the periods indicated:

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    1997         1996         1996         1995         1994         1993         1992
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                  (DOLLARS IN THOUSANDS)
COMPOSITION OF SERVICING
  PORTFOLIO AT PERIOD END:
FHA and VA mortgage loans.....   $1,611,268   $1,236,128   $1,305,792   $1,117,296   $1,062,108   $  955,624   $  851,853
Conventional and other
  mortgage loans(1)...........    2,015,058    1,708,215    1,762,690    1,550,964    1,581,418    1,420,031      885,571
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total servicing
          portfolio...........   $3,626,326   $2,944,343   $3,068,482   $2,668,260   $2,643,526   $2,375,655   $1,737,424
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
BEGINNING SERVICING
  PORTFOLIO...................   $3,068,482   $2,668,260   $2,668,260   $2,643,526   $2,375,655   $1,737,424   $1,413,006
ADD:
Loans funded and
  purchased(2)................      716,427      609,078      816,566      636,030      823,834    1,433,448      722,723
Bulk servicing acquired.......      170,700           --           --       42,300           --           --           --
LESS:
Servicing sales transferred...           --      102,000      102,000      310,000      202,000      198,700       53,400
Run-off(3)....................      329,283      230,995      314,344      343,596      353,963      596,517      344,905
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Ending servicing
          portfolio...........   $3,626,326   $2,944,343   $3,068,482   $2,668,260   $2,643,526   $2,375,655   $1,737,424
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
SELECTED DATA REGARDING
  MORTGAGE LOANS SERVICED:
Number of loans...............       72,101       59,831       62,199       54,993       52,515       48,272       39,562
Weighted average interest
  rate........................         8.45%        8.30%        8.53%        8.43%        8.21%        8.15%        9.09%
Weighted average maturity
  (months)....................          180          212          221          181          192          226          204
Weighted average servicing fee
  rate........................        .4292        .4031        .3933        .3831        .3945        .4195        .4040
DELINQUENT MORTGAGE LOANS AND
  PENDING FORECLOSURES AT
  PERIOD END:(4)
60-89 days past due...........         1.77%        1.78%        1.77%        1.78%        1.53%        1.49%        1.39%
90 days or more past due......         2.06         2.12         2.18         2.22         1.48         1.62         1.55
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total delinquencies...         3.83%        3.90%        3.95%        4.00%        3.01%        3.11%        2.94%
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Foreclosures pending..........         1.22%        1.06%        1.12%        1.04%        1.19%        1.21%        1.44%
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========

---------------

(1) Includes $206.3 million, $123.8 million, $152.3 million, $73.7 million, $26 million and $4.7 million of loans serviced for Doral Bank for the nine months ended September 30, 1997 and 1996 and for years ended December 31, 1996, 1995, 1994 and 1993, respectively, which represented 5.7%, 4.20%, 4.96%, 2.76%, 0.98% and 0.20% of the total servicing portfolio as of such date.
(2) Loans funded and purchased represent that portion of loans originated or purchased with respect to which the servicing rights were retained by the Company.
(3) Run-off refers to regular amortization of loans, prepayments and foreclosures.
(4) Expressed as a percentage of the total number of loans serviced.

     Substantially all of the mortgage loans in the Company's servicing portfolio are secured by single (one-to-four) family residences. Substantially all of the Company's mortgage servicing portfolio is composed of mortgages secured by real estate in Puerto Rico. At September 30, 1997 and December 31, 1996, less than 2% as of each date of the Company's mortgage servicing portfolio related to mortgages secured by real property outside Puerto Rico (all of which were secured by real property located in the State of Florida).

     The amount of principal prepayments on mortgage loans serviced by the Company was $194 million, $158 million, $201 million, $160 million and $281 million for the nine month periods ended September 30, 1997 and 1996, and for years ended December 31, 1996, 1995 and 1994, respectively. Such prepayments represented approximately 8%, 8%, 7%, 6% and 11% of the aggregate principal amount of mortgage loans serviced during such periods and the average size of the loans prepaid were $37,420, $34,420, $35,360, $37,800 and $41,800, respectively. Principal prepayments remained stable during 1996 compared to 1995. Principal prepayments declined during 1995 and 1994 as a result of decreased refinancing activity following the refinance boom of 1993. The primary means used by the Company to reduce the sensitivity of its servicing fee income to changes in interest and prepayment rates is the maintenance of a strong internal origination capability that has allowed the Company to continue to increase the size of its servicing portfolio even in times of high prepayments resulting from declines in interest rates.

     Servicing agreements relating to the mortgage-backed securities programs of FNMA, FHLMC and GNMA, and certain other investors, require the Company to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. During the first nine months of 1997 and the year ended December 31, 1996, the monthly average amount of funds advanced by the Company under such servicing agreements was approximately $3.5 million and $6.3 million, respectively. Funds advanced by the Company pursuant to these arrangements are generally recovered by the Company within 30 days.

     The degree of risk associated with a mortgage loan servicing portfolio is largely dependent on the extent to which the servicing portfolio is non-recourse or recourse. In non-recourse servicing, the principal credit risk to the servicer is the cost of temporary advances of funds. In recourse servicing, the servicer agrees to share credit risk with the owner of the mortgage loans such as FNMA or FHLMC or with a private investor, insurer or guarantor. Losses on recourse servicing occur primarily when foreclosure sale proceeds of the property underlying a defaulted mortgage are less than the then outstanding principal balance and accrued interest of such mortgage loan and the cost of holding and disposing of such underlying property. During 1997, the Company has increased its sale of loans on a recourse basis. For additional information regarding recourse obligations, see "-- Sale of Loans; Issuance of Mortgage-Backed Securities."

     In the ordinary course of business, the Company makes certain representations and warranties to purchasers and insurers of mortgage loans and to the purchasers of servicing rights. In connection with any purchases by the Company of servicing rights, the Company is also exposed to liability as a successor to third party originators' representations and warranties. If a loan defaults and there has been a breach of representations and warranties, the Company may become liable for the unpaid principal and interest on defaulted loans. In such a case, the Company may be required to repurchase the mortgage loan and bear any subsequent loss on the mortgage loan. During the first nine months of 1997 and the years ended December 31, 1996, 1995, and 1994, the impact of loans repurchased as a result of borrower misrepresentations was not material.

     The Company's servicing rights provide it with a significant continuing source of income. There is a market in Puerto Rico for servicing rights, which are generally valued in relation to the present value of the expected income stream generated by the servicing rights. Among the factors which influence the value of a servicing portfolio are servicing fee rates, loan balances, loan types, loan interest rates, expected average life of underlying loans (which may be reduced through foreclosure or prepayment), the value of escrow balances, delinquency and foreclosure experience, servicing costs, servicing termination rights of permanent investors, and any recourse provisions. During the years ended December 31, 1996, 1995 and 1994, the Company sold servicing rights on $102 million, $310 million and $202 million, respectively, of mortgage loans. No sales of servicing were made during the first nine months of 1997. While the Company's general strategy is to increase the size of its servicing portfolio by retaining the servicing rights related to the mortgage loans it originates and purchases, the Company may from time to time sell additional portions of its servicing portfolio when market conditions are favorable.

     The Company also purchases mortgage servicing rights in bulk from third parties. See "RECENT DEVELOPMENTS -- Bulk Purchases of Mortgage Servicing Rights."

     The market value of, and earnings from, the Company's mortgage loan servicing portfolio may be adversely affected if mortgage interest rates decline and mortgage loan prepayments increase. In a period of declining interest rates and accelerated prepayments, servicing income generated from the Company's mortgage loan servicing portfolio may also decline through increased amortization and the recognition of impairment of servicing rights. Conversely, as mortgage interest rates increase, the market value of the Company's mortgage loan servicing portfolio may be positively affected. Increases in the rate of delinquencies and foreclosures on mortgage loans tend to increase the costs associated with administering mortgage loans. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Interest Rate Fluctuations."

     HRU, Inc., an entity in which the Company owns a 33% equity interest, provides mailing and electronic data processing services for the Company's mortgage servicing operations and earns fees from the Company based on the volume of mortgage loans serviced. Such fees are determined at fair market value and amounted to approximately $725,000, $900,000, $860,000, and $726,000 for the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995, and 1994, respectively.

     Foreclosure Experience and Real Estate Owned. While delinquency rates in Puerto Rico are generally higher than in the mainland United States, these rates are not necessarily indicative of future foreclosure rates or losses on foreclosures. Moreover, for the mortgage loans in the Company's servicing portfolio serviced on a non-recourse basis, foreclosure losses in connection with the Company's Mortgage Banking Business are generally the responsibility of the investors or insurer and not of the Company. REO related to the Company's Mortgage Banking Business arises primarily through foreclosure on mortgage loans repurchased from investors either because of breach of representations or warranties or pursuant to recourse arrangements. As of September 30, 1997, and December 31, 1996, 1995 and 1994, Doral held REO with a book value of approximately $2.9 million, $2.2 million, $2.1 million and $2.1 million, respectively. Sales of REO resulted in net losses to Doral of approximately $176,000, $305,000, $145,000, and $473,000 for the nine months ended September
30, 1997 and for the years ended December 31, 1996, 1995 and 1994, respectively. There is no liquid secondary market for the sale of the Company's REO.

     In addition to the REO held by the Company, a real estate partnership, in which the Company owns a 15% interest and in which members of management are investors, held REO with a book value of approximately $1.8 million as of September 30, 1997. The REO was part of $4.7 million of REO that was sold by the Company to the partnership in December 1990. Of the $4.7 million purchase price, $600,000 was paid in cash and $4.1 million was paid in notes of the partnership. As of September 30, 1997, the unpaid balance of the notes held by the Company was $1.8 million.

     With respect to mortgage loans securitized through GNMA programs, the Company is fully insured as to principal by the FHA against foreclosure loss, while the VA guarantee is subject to a limitation which is generally equal to 25% to 50% of the principal amount of the loan, up to a maximum ranging from $22,500 to $50,750, depending upon the amount of the loan. As a result of these programs, foreclosure on these loans had generated no loss of principal as of September 30, 1997. The Company, however, incurs about $2,200 per loan foreclosed in interest and legal charges during the time between payment by the Company and FHA or VA reimbursement. For the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995 and 1994 total expenses related to FHA or VA loans foreclosed amounted to $45,000, $60,000, $75,000 and $464,000, respectively. Although FNMA and FHLMC are obligated to reimburse the Company for principal and interest payments advanced by the Company as a servicer (except for recourse servicing), the funding of delinquent payments or the exercise of foreclosure rights involve costs to the Company which may not be recovered. Such nonrecovered expenses have been immaterial to date.

     Any significant adverse economic developments in Puerto Rico, the Company's primary service area, could result in an increase in defaults or delinquencies on mortgage loans that are serviced by the Company or held by the Company pending sale in the secondary mortgage market, thereby reducing the resale value of such mortgage loans and increasing the costs of administering loans. See "RISK FACTORS -- Economic Conditions in Puerto Rico and Repeal of Section 936 Tax Benefits."

     Sale of Loans; Issuance of Mortgage-Backed Securities. The Company customarily sells most of the loans that it originates, except for those originated by Doral Bank, which are generally held until maturity, utilizing different sales channels as described below. The Company issues GNMA-guaranteed mortgage-backed securities, which involve the packaging of FHA loans or VA loans into pools of $1 million or more ($2.5 million to $5 million for serial notes) for sale primarily to broker-dealers in Puerto Rico. During the first nine months of 1997 and the years ended December 31, 1996 and 1995, the Company issued approximately $277 million, $373 million and $366 million, respectively, in GNMA-guaranteed mortgage-backed securities.

     Certain GNMA-guaranteed mortgage-backed securities sold by the Company are in the form of GNMA serial notes. GNMA serial notes are sold in pools of $2.5 million to $5 million. Such pools are composed solely of FHA loans or VA loans originated in Puerto Rico. GNMA securities issued under the serial note program are structured into packages consisting of notes of different yields and estimated maturities, which range from 1 to 30 years and have a weighted average maturity of approximately 12 years, taking into account historical experience with prepayments of the underlying mortgages. The rates on the serial notes or GNMA pools must be 1/2 of 1% less than the rates on the mortgages comprising the pool. Upon completion of the necessary processing, the GNMA-guaranteed mortgage-backed securities are offered to the public through broker-dealers. During the first nine months of 1997 and the years ended December 31, 1996 and 1995, the Company issued GNMA serial notes totaling approximately $234 million, $317 million and $284 million, respectively.

     Conforming conventional loans, other than those funded by Doral Bank under the Master Loan Production Agreement, originated or purchased by the Company are either sold directly to FNMA, FHLMC or private investors for cash or are grouped into pools of $1 million or more in aggregate principal balance and exchanged for FNMA or FHLMC-issued mortgage-backed securities, which the Company sells to broker-dealers. In connection with any such exchanges, the Company pays guarantee fees to FNMA and FHLMC. The issuance of mortgage-backed securities provides the Company with flexibility in selling the mortgage loans that it originates or purchases and also provides income by increasing the value and marketability of such loans.

     Mortgage loans that do not conform to GNMA, FNMA or FHLMC requirements (non-conforming loans) are sold to financial institutions or other private investors or are securitized into "private label" mortgage-backed securities through grantor trusts or REMICs that either are organized by the Company or third parties and sold through broker-dealers. The Company is generally able to originate non-conforming loans at higher interest rates which permits the Company to earn higher revenues on the sale of such loans through the recognition of IOs. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION -- General; Results of Operations for the Nine Months Ended September 30, 1997 and 1996."

     The securitization of non-conforming loans involves the creation of a grantor trust or REMIC which issues mortgage-backed securities to investors. These mortgage-backed securities normally consist of several classes of senior, subordinate and residual certificates. The residual certificates evidence a right to receive payments on the mortgage loans after payment of all required amounts on the senior and subordinate certificates are made. To date, credit enhancement, in the form of an insurance policy and subordination, has generally been used to improve the credit rating of the senior certificates and thereby increase their marketability. During the years ended December 31, 1996 and 1995, the Company securitized approximately $37 million and $75 million, respectively, aggregate principal amount of non-conforming mortgage loans. The Company has not engaged in securitizations during the first nine months of 1997 because it has been able to obtain greater revenues through the creation of IOs by bulk sales of whole loans to local financial institutions. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- General; Results of Operations for the Nine Months Ended September 30, 1997 and 1996." Subject to market conditions, the Company may enter into a similar securitization transactions in the future.

     Financial Security Assurance, Inc. ("FSA") has insured approximately $35 million and $70 million of senior certificates issued in connection with such securitization transactions during and the years ended December 31, 1996 and 1995, respectively. As part of its arrangement with FSA, the Company has agreed to retain and pledge to FSA the residual certificates issued by the respective trusts. The Company also generally retains the subordinate certificates issued in such transactions. As of September 30, 1997, and December 31, 1996 and 1995, the Company held approximately $13.9 million, $14.6 million and $13.1 million, respectively, in subordinate certificates and $4.4 million, $7.7 million and $8.8 million, respectively, in residual certificates issued in securitization transactions involving the Company. Currently a liquid secondary market for subordinate or residual certificates does not exist in Puerto Rico. The value of residual certificates represents the present value of expected future distributions on such certificates over the life of the trusts and is subject to substantial fluctuations as a result of changes in prevailing interest rates.

     The decision whether to sell non-conforming loans in bulk to local financial institutions or to securitize such loans through mortgage conduits depends on market conditions and the relative pricing and other terms of such alternative sales channels. Similarly, the relative emphasis on the origination of FHLMC and FNMA conforming loans versus FHA and VA loans and non-conforming loans depends on market conditions, the relative pricing and return on origination of the different types of mortgage loans and the maximum loans amounts for the various types of loans.

     In addition to the sale of the "private label" mortgage-backed securities referred to above, the Company has, from time to time, sold mortgage-backed securities in bulk to local broker-dealers or financial institutions. These mortgage-backed securities are often converted into collateralized mortgage obligations by the purchasers and sold in the local Puerto Rico market.

     While the Company generally sells conforming loans on a non-recourse basis, the Company also engages in the sale or exchange of mortgage loans on a recourse basis. Recourse sales generally involve the sale of non-conforming loans to local financial institutions. Prior to 1997, recourse obligations had decreased, in part, due to the securitization of non-conforming loans into private label mortgage-backed securities that were sold on a non-recourse basis. As the Company has shifted from selling non-conforming loans through securitizations to bulk sales of whole loans to local financial institutions, which are often done on a recourse or partial recourse basis, sales on a recourse basis have increased. As of September 30, 1997, the Company was servicing mortgage loans with an aggregate principal amount of $434 million on a recourse or partial recourse basis. As of September 30, 1997, and December 31, 1996 and 1995, the Company's recourse obligations relating to its mortgage servicing portfolio were approximately $179 million, $74 million and $85 million, respectively. Of these recourse obligations, approximately $10 million, $14 million and $16 million, respectively, in principal amount consisted of loans sold to FNMA and FHLMC or exchanged into securities of such agencies, and approximately $169 million $60 million and $69 million principal amount, respectively, consisted of non-conforming loans sold to other private investors. The Company estimates the fair value of the retained recourse obligation at the time mortgage loans are sold. The Company has generally been successful in obtaining at least the carrying value of such repurchased loans upon the resale thereof or upon foreclosure. The Company protects itself from possible losses by requiring a lower loan-to-value ratio for non-conforming loans, generally 65% or lower. As of September 30, 1997, the Company maintained a reserve for recourse obligations and put obligations referred to below of approximately $1.3 million. See "RISK
FACTORS -- Delinquency, Foreclosure and Other Credit Risks."

     From time to time, the Company may sell mortgage-backed securities and mortgage loans subject to put arrangements. Pursuant to these arrangements, the Company grants the purchaser of the mortgage-backed securities or loans a put option that grants the buyer the right to sell, and obligates the Company to buy, the securities or loans at a future date at a negotiated price. Pursuant to SFAS No. 125, sales of securities or loans with puts are accounted for as sales or borrowings based on a financial components approach that focuses on whether control of the asset has been surrendered. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Changes in Accounting Standards -- SFAS No. 125." As of September 30, 1997, the Company had outstanding $182 million in mortgage-backed securities and mortgage loans sold subject to put arrangements, which expire in varying amounts from 1998 through 2002, all of which were accounted for as sales because the Company believes that control of the asset has been surrendered. See "RISK FACTORS -- Delinquency, Foreclosure and Other Credit Risks."

     Market Interest Rates and Net Interest Income. A greater proportion of the Company's net income has generally been composed of net interest income than is typical of mortgage banking institutions in the mainland United States. This is primarily due to the fact that the Company has traditionally held FHA-VA mortgage loans secured by real property in Puerto Rico and GNMA mortgage-backed securities for longer periods prior to sale than mortgage banking institutions generally do, in order to maximize the tax exempt interest income earned on such instruments. See "-- Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment" herein. For the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, the Company held mortgage loans (excluding mortgage-backed securities held to maturity and loans receivable) prior to sale for an average period of 322 days, 259 days and 352 days, respectively. The decrease in the number of days mortgage loans and mortgage-backed securities were held during 1996 was primarily due to increased sales of mortgage loans and mortgage-backed securities during the period. The increase for the first nine months of 1997 was due to increased holdings of mortgage-backed securities held for trading.

     The operation of the GNMA serial note program in Puerto Rico also tend to increase the period during which mortgage loans are held prior to sale. The fact that the GNMA serial note pools consist of a minimum of $2.5 million principal amount of mortgage loans as compared to $1 million for other GNMA programs, obligates the Company to hold mortgage loans and mortgage-backed securities for longer periods prior to sale in order to assemble such pools.

     Changes in prevailing market interest rates between the time Doral funds a mortgage loan and the time the mortgage loan or mortgage-backed security is sold to permanent investors could reduce Doral's net interest income on mortgage loans held prior to sale and gains from the sale of loans, thereby reducing Doral's net income. Doral attempts to manage these risks by securing commitments for future delivery or engaging in managed hedging transactions such as those described under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Interest Rate Fluctuations."

     Interest Rate Management. The Company's Mortgage Banking Business is subject to the risk that future changes in interest rates may adversely affect the value of the Company's portfolio of mortgage loans and mortgage-backed securities. Interest rate fluctuations may also adversely affect the Company's net interest income. The Company attempts to minimize these risks through the use of forward commitments and other hedging techniques. For a more detailed discussion of such risks and the techniques used by the Company to attempt to mitigate such risks see "MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Interest Rate Fluctuations."

     Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment. In general, the Puerto Rico market for mortgage-backed securities is an extension of the United States market with respect to pricing, rating of the investment instruments, and other matters. However, the Company has benefitted historically from certain incentives provided by United States and Puerto Rico tax laws.
Section 936, which provided certain of these incentives, was repealed on August 20, 1996, subject to a ten-year grandfather period discussed below.

     Under the various Puerto Rico Industrial Incentives Acts (the "Industrial Incentives Acts"), certain investment income earned by qualified manufacturing entities or service enterprises ("Exempt Companies") is exempt from Puerto Rico income tax. The Industrial Incentive Acts also encourage investment in Puerto Rico by allowing Exempt Companies to reduce the otherwise applicable 10% tax (the "Tollgate Tax") on distributions to shareholders by investing their exempt industrial development income ("IDI") in Puerto Rico for fixed periods of time, generally from five years to ten years. Investment income that qualifies for this exemption includes interest on certain mortgage loans and interest on 936 Funds placed with eligible institutions in Puerto Rico (primarily savings and loan associations, commercial banks and registered broker-dealers), provided such funds are invested by the eligible institutions in certain "eligible activities" as defined in regulations promulgated by the Office of the Commissioner, including certain mortgage loans and mortgage-backed securities and warehousing loans to finance the origination of mortgage loans.

     On December 2, 1997, a new tax incentives statute (the "1998 Tax Incentives Act") was signed into law. The 1998 Tax Incentives Act will apply to new companies establishing operations in Puerto Rico as well as to companies currently conducting operations in Puerto Rico that choose to renegotiate their existing tax exempt grants. In the case of existing companies that renegotiate their grants, only their income that exceeds an average base income as computed under the 1998 Tax Incentives Act, will be subject to the provisions of the Act. Under the 1998 Tax Incentives Act, the Tollgate Tax will be replaced with an income tax rate ranging from 2% to 7%. However, passive income derived from the investment of IDI in Puerto Rico financial institutions and other designated investments will continue to be tax exempt. The 1998 Tax Incentives Act, by eliminating the Tollgate Tax, could have the effect of reducing incentives for the investment of funds by

Exempt Companies on a long-term basis in Puerto Rico but should not affect existing Puerto Rico incentives for investing on a short-term basis.

     Most Exempt Companies are United States corporations ("936 Corporations") that meet certain requirements and have elected the benefits of Section 936.
Section 936 has historically permitted 936 Corporations to credit against their United States corporate income tax a portion of such tax attributable to (i) income derived from the active conduct of a trade or business within Puerto Rico or from the sale or exchange of substantially all assets used in the active conduct of such trade or business ("Active Business Income") and (ii) qualified possession source investment income ("QPSII"). QPSII includes interest derived from mortgage loans secured by real property located in Puerto Rico and mortgage-backed securities consisting of such mortgage loans as well as interest on deposits with financial institutions which in turn use such funds to finance the origination of certain qualifying eligible activities that include mortgage loans and other qualifying assets. In the past, the credit provided by QPSII has favorably affected the Company's net interest income by helping create a pool of lower-cost funds that the Company could access through financial intermediaries such as banks and broker-dealers and use to fund mortgage loans and mortgage-backed securities pending sale. The credit provided for QPSII also tended to increase the demand for Puerto Rico mortgage loans and mortgage-backed securities by providing incentives for 936 Corporations and financial intermediaries to invest in certain mortgage loans and mortgage backed securities originated in Puerto Rico.

     The Omnibus Budget Reconciliation Act of 1993 amended various provisions of
Section 936. The amendments (the "OBRA Amendments"), were generally effective for taxable years beginning after December 31, 1993, and permitted a taxpayer to compute the tax credit available under Section 936 (the "936 Credit") as under prior law but limited the amount of credit allowed with respect to Active Business Income under one of two alternatives to be selected at the option of the taxpayer. Under the first alternative, the limit was equal to a fixed percentage of the amount of tax credit allowable under prior law (the "Fixed Percentage Method"). This fixed percentage commenced at 60% for taxable years beginning in 1994 and is reduced by 5% per year until 1998. For taxable years beginning in 1998, such percentage would be 40%. Under the second alternative (the "Economic Activity Method"), which is based on the amount of economic activity conducted by the taxpayer in Puerto Rico, the credit could not exceed the sum of the following three components: (i) 60% of the qualified possession wages and the allocable fringe benefits paid by the taxpayer; (ii) applicable percentages of certain depreciation deductions claimed for regular tax purposes by the taxpayer with respect to qualified tangible property; and (iii) a portion of the possession income taxes paid by the taxpayer except where the taxpayer uses the profit-split method for determining its income. The OBRA Amendments did not limit the 100% credit available under Section 936 for QPSII.

     On August 20, 1996, the Small Business Job Protection Act, which provides for the repeal of Section 936, was signed into law. 936 Corporations that were engaged in the active conduct of trade or business on October 13, 1995 and that qualified for and elected the benefits of Section 936 for the corporation's taxable year which includes such date will have the benefit of a ten-year grandfather rule. Under the grandfather rule, the amount of Active Business Income eligible for the 936 Credit is subject to certain caps similar to those introduced by the OBRA Amendments that will vary depending upon whether the 936 Corporation computed its 936 Credit under the Economic Activity Method (which was moved to a new Section 30A of the Code) or under the Fixed Percentage Method. The credit available for QPSII was not entitled to the benefit of the grandfather rule and was eliminated with respect to amounts received or accrued for taxable years commencing after December 31, 1995 but no earlier than July 1, 1996.

     While the long-term impact of the repeal of Section 936 cannot be determined at this time, the repeal of Section 936 could have an adverse effect on the general economic condition of Puerto Rico, the Company's predominant service area, by reducing incentives for investment in Puerto Rico. Any such adverse effect on the general economy of Puerto Rico could lead to an increase in mortgage delinquencies and a reduction in the level of residential construction and demand for mortgage loans. The elimination of the credit for QPSII has resulted in a decrease in the amount of 936 Funds invested in Puerto Rico financial market by 936 Corporations. Management believes that the principal impact of the loss of 936 Funds has been a moderate increase in the Company's funding costs. The adverse effect of any such increase has been ameliorated by a general decline in interest rates since the repeal of Section
936. Prior to the elimination of the credit for

QPSII, the Company had implemented a strategy to diversify its sources of funding and reduce its reliance on 936 Funds. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources" and "-- Funding."

     Any change in Puerto Rico's political status could also result in the elimination or modification of these tax benefits described above. See "THE COMMONWEALTH OF PUERTO RICO -- Relationship of Puerto Rico with the United States" for a description of legislation introduced into the United States Congress regarding the holding of a referendum on the political status of Puerto Rico.

OTHER LENDING AND INVESTMENT ACTIVITIES

     Lending Activities of Doral Bank and Real Estate Owned. The Company, through Doral Bank, originates for investment mortgage loans secured by residential real estate, including personal loans up to $40,000 secured by first or second mortgages. To a lesser extent, Doral Bank also originates or purchases development and construction loans, commercial real estate loans, general commercial loans and unsecured consumer loans. Prior to the conversion of its charter to that of a Puerto Rico commercial bank on October 1, 1997, Doral Bank operated as a federal savings association under the name "Doral Federal Savings Bank."

     At September 30, 1997 and December 31, 1996 and 1995, loans held for investment which were originated as part of the Company's other lending activities through Doral Bank, totaled $165.7 million, $128.8 million and $51.4 million, respectively. Of such loans, 83%, 81% and 72%, respectively, were secured by mortgages on single-family residences. Substantially all of Doral Bank's loans are secured by real property located in Puerto Rico. At September 30, 1997 and December 31, 1996 and 1995, 99%, 98% and 99%, respectively, of the mortgage loans held for investment by Doral Bank were secured by property located in Puerto Rico. At September 30, 1997, the largest loan held for investment by Doral Bank was $3.4 million and the maximum aggregate amount of loans that Doral Bank could make to a single borrower under federal banking regulations as of such date was $4.2 million. See "-- Regulation -- Banking Operations -- Puerto Rico Regulation" for a discussion of the lending limits applicable to Doral Bank as a Puerto Rico commercial bank. The Company anticipates continued growth in Doral Bank's portfolio of loans held for investment.

     In addition to its portfolio of loans held for investment, Doral Bank maintains a portfolio of mortgage loans held for sale consisting principally of first mortgage loans secured by residential properties. As of September 30, 1997 and December 31, 1996 and 1995, Doral Bank held mortgage loans available for sale of $56.9 million, $35.0 million and $31.7 million, respectively. Such mortgage loans are recorded in the financial statements of the Company at the lower of cost or market value.

     In connection with its acquisition by the Company in 1993, Doral Bank entered into a Master Loan Production Agreement with the Company whereby the Company agreed to help Doral Bank meet its stated production goals by, among other things, (i) advertising, promoting and marketing to the general public;
(ii) interviewing prospective borrowers and conducting the initial processing of loan applications, consistent with Doral Bank's underwriting guidelines; and
(iii) providing personnel and facilities with respect to the execution of loan agreements. In the future, Doral Bank may determine to engage in direct mortgage loan originations through its branch network.

     For mortgage loans originated prior to October 1, 1995, Doral Bank had in effect a Master Purchase, Servicing and Collection Agreement (the "Master Purchase Agreement") with the Company providing for the sale by Doral Bank to the Company of the servicing rights to all first and second mortgage loans secured by residential properties, all loans secured by commercial real estate, all commercial business loans, consumer and any other loans secured by mortgages and forming a part of Doral Bank's loan portfolio (the "Doral Bank Loans"). The Master Purchase Agreement further provides that the Company, exclusively, will service the Doral Bank Loans according to a fee schedule contained in the Master Purchase Agreement. The fee schedule provides that the purchase price of the servicing rights with respect to the Doral Bank Loans is a percentage of the outstanding principal amount of such Doral Bank Loans.

     For Doral Bank Loans originated after October 1, 1995, the Master Purchase Agreement was substituted with a Master Servicing and Collection Agreement (the "Master Servicing Agreement") whereby Doral Bank will contractually agree to service all Doral Bank Loans originated after the date of the Master Servicing Agreement. Under the Master Servicing Agreement, the Company will not, however, purchase the intangible right to service such Doral Bank Loans. The Company is entitled to receive a servicing fee ranging from 25 to 50 basis points of the outstanding principal amount of the Doral Bank Loans being serviced. Doral Bank retains the right to terminate the Company's servicing rights, without cause, upon notice to the Company.

     The following table sets forth certain information regarding the Company's loans held for investment as part of its other lending activities through Doral Bank as of the dates indicated:

                                        SEPTEMBER 30,   PERCENT    DECEMBER 31,   PERCENT    DECEMBER 31,   PERCENT
                                            1997        OF TOTAL       1996       OF TOTAL       1995       OF TOTAL
                                        -------------   --------   ------------   --------   ------------   --------
                                                                   (DOLLARS IN THOUSANDS)
Construction loans....................    $ 11,383          7%       $  2,793         2%       $ 2,637          5%
Residential mortgage loans............     109,101         65          91,595        70         29,481         57
Commercial real estate................      28,555         17          18,462        14          9,205         18
Consumer -- secured by mortgage.......       8,622          5          12,207         9          7,362         14
Consumer -- other.....................       2,667          2             356        (1)           324         (1)
Commercial (non-real estate)..........       3,158          2           2,047         2            702          1
Loans on saving deposits..............       2,727          2           1,771         1          1,940          4
Land secured..........................       1,534         (1)            814        (1)           330         (1)
                                          --------        ---        --------       ---        -------        ---
  Gross loans(2)(3)...................     167,747        100%        130,046       100%        51,980        100%
                                          --------                   --------                  -------
Less:
  Unearned interest and deferred loan
    fees..............................        (886)                      (561)                    (383)
  Allowance for loan losses...........      (1,159)                      (719)                    (242)
                                          --------                   --------                  -------
                                            (2,045)                    (1,280)                    (625)
                                          --------                   --------                  -------
  Loans receivable, net(4)............     165,702                   $128,766                  $51,355
                                          ========                   ========                  =======

---------------

(1) Less than one percent.
(2) Sum of the columns may not add up to the totals due to rounding.
(3) Excludes residential mortgage loans held for sale by Doral Bank of $56.9 million, $35.0 million and $31.7 million as of September 30, 1997 and December 31, 1996 and 1995, respectively.
(4) Net of deferred loan fees resulting from the sale of servicing rights to affiliates which are eliminated in the preparation of the Company's Consolidated Financial Statements.

     Doral Bank originates adjustable and fixed interest rate loans. However, given traditional consumer preferences in Puerto Rico for fixed rate mortgage loans, Doral Bank's principal product, the Company does not anticipate significant growth in adjustable rate mortgages except in the case of construction loans and mortgage loans secured by commercial properties. At September 30, 1997 and December 31, 1996 and 1995 approximately 9%, 3% and 7%, respectively, of Doral Bank's loans held for investment were adjustable rate loans. The adjustable rate loans have interest rate adjustment limitations and are generally tied to the prime rate. Future market factors may affect the correlation of the interest rate adjustment with the rate Doral Bank pays on the short-term deposits that have primarily funded these loans.

     The following information indicates as of September 30, 1997, with respect to the Company's loans held for investment through Doral Bank, the time periods during which fixed rate loans mature and adjustable rate loans reprice:

                   FIXED RATE LOANS                            ADJUSTABLE RATE LOANS
------------------------------------------------------   ---------------------------------
                                             BOOK                                BOOK
                                            VALUE         TERM OF DATE OF       VALUE
TERM TO MATURITY                        (IN THOUSANDS)    RATE ADJUSTMENT   (IN THOUSANDS)
----------------                        --------------   -----------------  --------------
                                              (DOLLARS IN THOUSANDS)
1 month -- 1 year.....................     $  3,347      1 month -- 1 year     $ 14,406
1 year -- 3 years.....................        3,999      Non-performing             220
3 years -- 5 years....................        5,762
5 years -- 10 years...................       34,544
                                                                               --------
10 years -- 20 years..................       66,977                            $ 14,626
                                                                               ========
Over 20 years.........................       36,415
Non-performing........................        2,077
                                           --------
                                           $153,121
                                           ========

     Nonperforming Assets and Allowance for Loan Losses. Nonperforming assets ("NPAs") consist of loans on a non-accrual basis and other real estate owned. Doral Bank's policy is to place all loans 90 days or more past due on a non-accrual basis, at which point a reserve for all unpaid interest previously accrued is established. Interest income is recognized when the borrower makes a payment, and the loan will return to an accrual basis when it is no longer 90 or more days delinquent and collectibility is reasonably assured. Mortgage loans held for sale as part of the Company's Mortgage Banking Business are normally only placed on a non-accrual basis upon commencement of foreclosure proceedings (which normally occurs within six to eight months following default). For the first nine months of 1997 and for the years ended December 31, 1996, 1995 and 1994, the Company would have recognized $195,000, $114,000, $211,000 and $287,000, respectively, in additional interest income had all delinquent loans owned by the Company been accounted for on an accrual basis.

     The following table sets forth information with respect to the Company's non-accrual loans, REO and other nonperforming assets as of September 30, 1997 and December 31, 1996, 1995 and 1994.

                                                                                   DECEMBER 31,
                                                                             ------------------------
                                                        SEPTEMBER 30, 1997    1996     1995     1994
                                                        ------------------   ------   ------   ------
                                                                   (DOLLARS IN THOUSANDS)
MORTGAGE BANKING BUSINESS(1):
  Non-accrual loans(2)................................        $   --         $   --   $1,250   $4,260
  Other real estate owned.............................         2,948          2,246    2,085    2,029
  Other nonperforming assets(3).......................         1,782          1,833      893      448
OTHER LENDING ACTIVITIES THROUGH DORAL BANK(4):
  Non-accrual loans...................................         2,297          1,728      949      459
  Other real estate owned.............................            --             --       --       87
  Total NPAs as a percentage of loans receivable, net
     and other real estate owned......................           1.4%           1.3%     1.8%     1.6%
  Ratio of allowance for loan receivables to
     nonperforming loans..............................         50.46%         41.62%   25.50%   93.25%

---------------

(1) Includes mortgage loans held for sale and real estate owned related to the Company's Mortgage Banking Business.
(2) Of the amounts shown, $1.25 million and $2.9 million represented loans that were required to be repurchased by a non-affiliated Puerto Rico government institution at par on a non-recourse basis as of December 31, 1995 and 1994, respectively.
(3) This amount refers to a mortgage loan to a real estate partnership to which the Company previously sold REO. This loan is included in "Mortgage-backed securities and investments held to maturity" in the Company's financial statements. See "-- Mortgage Banking Business -- Foreclosure Experience and Real Estate Owned."
(4) Includes mortgage loans and REO of Doral Bank.

     The Mortgage Banking Business' other real estate owned arises primarily through foreclosure on mortgage loans repurchased from investors, either because of breach of representations or warranties or pursuant to recourse arrangements. The Company believes that the value of the REO reflected on its financial statements represents a reasonable estimate of the properties' fair value, net of cost of sales. During the past five years, the impact of loans repurchased as the result of breach of representations or warranties or pursuant to recourse arrangements has not been material.

     The provision for loan losses relating to loans held by Doral Bank was $1,159,000 at September 30, 1997, compared to $719,000 as of December 31, 1996.
The increase in the allowance was primarily the result of the increase in the size of the loan portfolio and an increase in the amount of construction loans and commercial mortgage loans for which Doral Bank provides a higher allowance.

     The percentage of the allowance for loan losses to nonperforming loans held for investment will not remain constant due to the nature of Doral Bank's portfolio of mortgage loans, which are primarily collateralized by real estate. The collateral for each nonperforming mortgage loan is analyzed by Doral Bank to determine potential loss exposure, and in conjunction with other factors, this loss exposure contributes to the overall assessment of the adequacy of the allowance for loan losses. On an on-going basis, management monitors the loan portfolio and evaluates the adequacy of the allowance for loan losses. In determining the adequacy of the allowance for loan losses, management considers such factors as historical loan loss experience, known problem loans, evaluations made by bank regulatory authorities, assessment of economic conditions and other appropriate data to identify the risks in the loan portfolio. Loans deemed by management to be uncollectible are charged to the allowance for loan losses. Recoveries on loans previously charged off are credited to the allowance. Provisions for loan losses are charged to expense and credited to the allowance in amounts deemed appropriate by management based upon its evaluation of the known and inherent risks in the loan portfolio. While management believes that the current allowance for loan losses is sufficient, future additions to the allowance may be necessary.

     The following table summarizes certain information regarding the Company's allowance for loan losses related to loans held for investment by Doral Bank and losses on other real estate owned for both Doral Bank and the Company's Mortgage Banking Business for the periods indicated.

                                                         NINE MONTHS
                                                            ENDED
                                                        SEPTEMBER 30,     YEAR ENDED DECEMBER 31,
                                                        --------------    ------------------------
                                                         1997    1996      1996     1995     1994
                                                        ------   -----    ------   ------   ------
                                                                  (DOLLARS IN THOUSANDS)
REAL ESTATE HELD FOR SALE:
Balance at beginning of period........................  $  356     356     $ 356    $ 356    $ 525
Provision for losses..................................      45      --        --       --       --
Losses charged to the allowance(1)....................      --      --        --       --     (169)
Other.................................................      --                --       --       --
                                                        ------   -----     -----    -----    -----
Balance at end of period..............................     401     356     $ 356    $ 356    $ 356
                                                        ======   =====     =====    =====    =====
ALLOWANCE FOR LOAN RECEIVABLES:(2)
Balance at beginning of period........................  $  719   $ 242     $ 242    $ 428    $ 234
Provision for loan losses.............................     465     465       655      110      168
Recoveries............................................      43      28        49        7       26
Losses charged to the allowance.......................     (68)    (46)     (227)    (303)      --
                                                        ------   -----     -----    -----    -----
Balance at end of period..............................  $1,159   $ 689     $ 719    $ 242    $ 428
                                                        ======   =====     =====    =====    =====

---------------
(1) Does not include losses of $176,000, $146,000, $305,000, $145,000 and
    $473,000 for the nine month periods ended September 30, 1997 and 1996, and for the years ended December 31, 1996, 1995 and 1994, respectively, from the sale of REO that were charged directly against operations.
(2) Relates to loans held for investment by Doral Bank.

     Other Investment Activities. As a result of the Company's mortgage securitization activities, the Company maintains a substantial portfolio of mortgage-backed securities held for trading. At September 30, 1997, the Company held securities for trading with a fair market value of $611.3 million, approximately $548.1 million which consisted of Puerto Rice tax exempt GNMA securities and other tax-exempt securities. These tax-exempt securities are generally held by the Company for longer periods prior to sale in order to maximize the tax-exempt interest received thereon. Pursuant to SFAS No. 115, securities held for trading are reflected on the Company's financial statements at their fair market value with resulting gains or loans included as part of mortgage loan sales and fees.

     The following table sets forth information regarding the composition of the Company's securities held for trading as of the periods indicated:

                                                                                 DECEMBER 31,
                                                              SEPTEMBER 30,   -------------------
                                                                  1997          1996       1995
                                                              -------------   --------   --------
                                                                    (DOLLARS IN THOUSANDS)
MORTGAGE-BACKED SECURITIES:
  GNMA......................................................    $407,951      $219,325   $242,327
  CMO Certificates..........................................     157,487       158,110    157,535
  FHLMC.....................................................       5,313         6,370      7,092
  FNMA......................................................       2,496           929        987
US Treasury Bonds...........................................          --        10,218         --
US Treasury Notes...........................................          --         9,450         --
US Treasury Bills...........................................          --         5,095         --
IOs.........................................................      28,106        24,678     10,407
Other.......................................................       9,944         1,950         --
                                                                --------      --------   --------
          Total.............................................    $611,297      $436,125   $418,348
                                                                ========      ========   ========

     As of September 30, 1997, the Company also held approximately $191 million of securities and other investments which are classified as held to maturity because the Company had the intent and ability to hold these securities until maturity. Of this amount, approximately $71.9 million were held by Doral Bank. The holding of these securities until maturity is consistent with the Company's strategy to maximize tax exempt interest income. The Company does not believe that the holding of these securities will have an adverse effect on the liquidity of the Company because it believes that it will be able to obtain continuous financing for these securities under its existing credit facilities or pursuant to deposits, in the case of securities owned by Doral Bank.

     The following table provides certain information regarding the composition of the Company's mortgage-backed securities and other investments held to maturity as of the dates, indicated below.

                                                                     DECEMBER 31,
                                                     ---------------------------------------------
                             SEPTEMBER 30, 1997              1996                     1995
                            ---------------------    ---------------------    --------------------
                            AMORTIZED      FAIR      AMORTIZED      FAIR      AMORTIZED     FAIR
                              COST        VALUE        COST        VALUE        COST        VALUE
                            ---------    --------    ---------    --------    ---------    -------
                                                    (DOLLARS IN THOUSANDS)
MORTGAGE-BACKED
  SECURITIES:
  CMO certificates of
     other issuers........  $ 51,900     $ 52,322    $ 58,828(1)  $ 59,803     $59,248(1)  $59,521
  GNMA....................    36,177       37,239      37,879       38,483      10,745      10,918
DEBT SECURITIES:
  Federal Home Loan Bank
     Notes................    49,541       49,328       3,493        3,487       4,999       4,995
  U.S. Treasury Notes.....    16,431       16,475       6,956        6,976       1,997       2,002
  U.S. Treasury Bills.....        69           69          66           69          63          63
  U.S. Treasury Bonds.....    10,213       10,213
  Farm Credit Notes.......    24,911       24,911
OTHER INVESTMENTS:
  Mortgage notes
     receivables..........     1,782        1,782       1,833        1,833         893         893
                            --------     --------    --------     --------     -------     -------
                            $191,024     $192,339    $109,055     $110,651     $77,945     $78,392
                            ========     ========    ========     ========     =======     =======

---------------

(1) Includes approximately $4.6 million and $4.8 million of interest-only securities as of December 31, 1996 and 1995, respectively.

     The following table provides information as of September 30, 1997 relating to the contractual or expected maturities (in the case of mortgage-backed securities) of the Company's mortgage-backed securities and investments held to maturity.

                                                   MORTGAGE-BACKED
                                                     SECURITIES      DEBT SECURITIES   OTHER
                                                   ---------------   ---------------   ------
                                                             (DOLLARS IN THOUSANDS)
Within one year..................................      $   300          $  7,049       $1,782
After 1 year through five years..................        2,375            42,046           --
After 5 years through 10 years...................        8,625             1,493           --
After 10 years...................................       76,777            50,577           --
                                                       -------          --------       ------
                                                       $88,077          $101,165       $1,782
                                                       =======          ========       ======

     The following table provides information on the aggregate gross unrealized holding gains and losses for the Company's mortgage-backed securities and investments held to maturity as of the dates indicated:

                                                                                      DECEMBER 31,
                                                                    -------------------------------------------------
                                            SEPTEMBER 30, 1997               1996                      1995
                                          -----------------------   -----------------------   -----------------------
                                          MORTGAGE-                 MORTGAGE-                 MORTGAGE-
                                            BACKED        DEBT        BACKED        DEBT        BACKED        DEBT
                                          SECURITIES   SECURITIES   SECURITIES   SECURITIES   SECURITIES   SECURITIES
                                          ----------   ----------   ----------   ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
Gross unrealized holding gains..........    $1,514        $ 61        $1,613        $23          $481         $ 4
                                            ======        ====        ======        ===          ====         ===
Gross unrealized holding losses.........        30         230            34          6            34           4
                                            ======        ====        ======        ===          ====         ===

     As part of its strategy to maximize net interest income, the Company also invests in investment securities that are classified as available for sale. As of September 30, 1997, the Company held approximately $71.5 million, of securities classified as available for sale of which $4.2 million were held by Doral Bank.

     The following table provides certain information regarding the composition of the Company's mortgage-backed securities and other investments classified as available for sale as of the dates indicated below.

                                                                             DECEMBER 31,
                                                               -----------------------------------------
                                         SEPTEMBER 30, 1997           1996                  1995
                                         -------------------   -------------------   -------------------
                                         AMORTIZED    FAIR     AMORTIZED    FAIR     AMORTIZED    FAIR
                                           COST       VALUE      COST       VALUE      COST       VALUE
                                         ---------   -------   ---------   -------   ---------   -------
                                                             (DOLLARS IN THOUSANDS)
MORTGAGE-BACKED SECURITIES:
  FNMA.................................   $ 2,069    $ 2,034    $ 2,241    $ 2,134    $ 7,164    $ 7,132
  FHLMC................................     2,208      2,160      2,365      2,277      4,414      4,381
  GNMA.................................    12,180     12,354      7,534      7,596      2,992      3,066
DEBT SECURITIES:
  Federal Home Loan Bank Notes.........    55,000     55,000
                                          -------    -------    -------    -------    -------    -------
                                          $71,457    $71,548    $12,140    $12,007    $14,570    $14,579
                                          =======    =======    =======    =======    =======    =======

     The following table provides certain information regarding aggregate gross unrealized holding gains and losses for the Company's mortgage-backed securities and other investments classified as available for sale as of the dates indicated below:

                                                                                      DECEMBER 31,
                                                                                 -----------------------
                                                            SEPTEMBER 30, 1997      1996         1995
                                                            ------------------   ----------   ----------
                                                                MORTGAGE-        MORTGAGE-    MORTGAGE-
                                                                  BACKED           BACKED       BACKED
                                                                SECURITIES       SECURITIES   SECURITIES
                                                            ------------------   ----------   ----------
                                                                       (DOLLARS IN THOUSANDS)
Gross unrealized holding gains............................         $174             $ 62          $95
                                                                 ======             ====          ===
Gross unrealized holding losses...........................           83              195           86
                                                                 ======             ====          ===

BROKER-DEALER ACTIVITIES

     The Company is involved in the securities business through Doral Securities, a broker-dealer registered with the Securities and Exchange Commission (the "Commission") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). While Doral Securities is engaged in a general securities business, it has a particular focus on the sale of Puerto Rico tax-exempt GNMA securities and other Puerto Rican securities.

     Doral Securities' business is generally organized into two units: institutional and retail. The institutional unit employs approximately four registered representatives and handles the institutional trading activities of the firm. The retail unit, which employs approximately nine registered representatives, is responsible for handling the needs of individual retail clients. Doral Securities is an introducing broker-dealer for retail transactions with all transactions cleared through the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation. Total fees and commissions from the institutional and retail units of Doral Securities for the nine months ended September 30, 1997 were approximately $338,000.

     Doral Securities also earns interest revenues by acting as an intermediary between borrowers, including the Company, and lenders of funds utilizing repurchase and reverse repurchase agreements. As of September 30, 1997, Doral Securities had $326.6 million in outstanding reverse repurchase agreements, of which approximately $294.4 million consisted of funds loaned to the Company and which are eliminated in the preparation of the Company's consolidated financial statements. Doral Securities earned net interest income of $589,000 for the nine months ended September 30, 1997.

     Under Regulation K, promulgated by the Federal Reserve, Doral Securities may only conduct securities activities "outside the United States." For purposes of Regulation K, Puerto Rico is considered to be outside the United States. In addition, under Regulation K, Doral Securities may not engage in underwriting or dealing in equity securities without the prior approval of the Federal Reserve. Doral Securities is currently considering applying for such approval.

     Since commencing operations in September 1996, Doral Securities' primary sources of funding have been capital contributions from the Company, repurchase agreements with financial institutions and other institutional investors involving marketable securities and cash flows from operations.

FUNDING

     Borrowing Arrangements Relating to Mortgage Banking Operations. Except as noted below with respect to GNMA securities, historically, a period of two to four months has normally elapsed between the origination of a mortgage loan by the Company and its sale to permanent investors. The Company often holds Puerto Rico tax exempt GNMA securities for longer periods to take advantage of tax exempt interest income on such securities while conforming loans that qualify for the mortgage-backed securities programs of FNMA and FHLC are normally sold within 60 days of origination.

     Prior to issuance of GNMA or other mortgage-backed certificates, the Company's mortgage loans are funded almost entirely by borrowings under warehousing lines of credit or other financing agreements, such as pre-sale, gestation facilities and repurchase agreements, with financial institutions. The Company's principal short-term facilities include the Syndicated Credit Agreement, warehousing lines of credit with three local commercial banks and pre-sale, gestation or repurchase facilities with three affiliates of major U.S. brokerage houses. Pre-sale or gestation facilities generally permit the Company to obtain more favorable financing rates once mortgage loans have been assigned to a pool but prior to securitization. These facilities also generally allow for the financing of mortgage-backed securities upon issuance. Typically, the Company finances between 90% and 95% of the principal amount of its mortgage loans and secures advances under its lines of credit by pledging such loans and the servicing agreements relating thereto to such banks or financial institutions, a practice commonly referred to as "warehousing." The Company pays interest on its lines of credit at floating rates which vary with market conditions. The interest rates on these lines of credit have been lower than the interest rates which the Company earns on the mortgage loans pledged to secure such financing. Amounts borrowed under lines of credit are payable upon demand and, except in the case of gestation facilities, are usually repaid after the Company packages such mortgage loans into GNMA, FNMA or FHLMC certificates and receives the proceeds from the sale of such certificates or the financing of such securities under repurchase agreements. The Company's warehousing lines of credit are generally terminable at the discretion of the lender.

     The Company also obtains short-term financing through repurchase agreements with financial institutions and investment banking firms. Under these agreements, the Company sells GNMA, FNMA or FHLMC-guaranteed mortgage-backed securities and, to a lesser extent, private label mortgage-backed securities, and simultaneously agrees to repurchase them at a future date at a fixed price. Doral uses the proceeds of such sales to repay borrowings under its bank warehousing lines of credit. The effective cost of funds under repurchase agreements is typically lower than the costs of funds borrowed under Doral's warehousing lines of credit. Doral's continued use of repurchase agreements will depend upon the cost of repurchase agreements relative to the cost of borrowing under lines of credit from banks.

     Commencing in 1993, the Company made a strategic decision to diversify its sources of funding and to obtain funding from sources outside of Puerto Rico. As of September 30, 1997, the Company's credit facilities included three presale or gestation facilities with affiliates of major U.S. brokerage houses and the Syndicated Credit Facility. Obtaining credit from financial institutions located outside Puerto Rico generally permits the Company to obtain larger lines of credit and reduces its dependence on funding available in the local market.

     As part of the implementation of its strategy to diversify its sources of funding, the Company entered into the Syndicated Credit Agreement. The Syndicated Credit Agreement provides for credit facilities totaling up to $110 million which currently expire on June 27, 1998. The facilities include: (i) a $100 million secured one-year revolving warehousing credit facility to finance residential mortgage loans and mortgage-backed securities; and (ii) $10 million secured one-year revolving credit facilities to provide financing for receivables and other working capital needs. The amounts available under the Syndicated Credit Agreement are subject to a borrowing base which consists of mortgage loans and mortgage-backed securities for the first facility and receivables relating to servicing advances and real estate owned for the second facility.

     The Company has also entered into a Credit Agreement dated as of November 5, 1997, with Bankers Trust Company that provides a revolving credit facility of $25 million for the financing of mortgage servicing rights and working capital. This credit facility, which expires on October 31, 1998, is secured by the Company's servicing portfolio. As of December 31, 1997, the Company had borrowed $15 million under this credit facility.

     On October 10, 1996, the Company issued $75 million of its 7.84% Senior Notes due 2006 (the "Senior Notes"). The Senior Notes were issued pursuant to an Indenture entered into between the Company and Bankers Trust Company, as trustee. The Senior Notes were sold in a public underwritten offering through BT Securities Corporation. The net proceeds from the sale of the Senior Notes were used to repay $17.7 million owed by the Company under a five-year senior servicing secured loan facility and for general corporate purposes, including capital contributions to Doral Bank, Doral Securities and other subsidiaries.

     In the past, the Company has also issued convertible securities in private placement transactions as a method of obtaining funding for its operations. See "DESCRIPTION OF CAPITAL STOCK -- 8% Preferred Stock."

     Funding Arrangements Relating to Banking Operations. Deposits and borrowings, consisting of FHLB-NY advances and term notes, are the primary sources of Doral Bank's funds for use in its lending, investment and other business activities. In addition, Doral Bank obtains funds in the form of loan repayments and income from operations as well as capital contributions from the Company. The Company made capital contributions of $5 million and $8.5 million to Doral Bank during the years ended December 31, 1996 and 1995, respectively. No additional capital contributions were made during the first nine months of 1997. Loan repayments are a relatively stable source of funds while net increase in deposits are significantly influenced by general interest rates and money market conditions.

     Deposits have been the principal source of funds for Doral Bank's lending activities. At September 30, 1997, Doral Bank held $254 million in deposits at a weighted average interest rate cost of 4.3%. Doral Bank offers passbook savings accounts, checking accounts, NOW accounts and fixed interest rate certificate accounts with varying maturities. An important portion of Doral Bank's deposits consist of non-interest bearing wholesale deposit accounts such as corporate and custodial accounts. At September 30, 1997, $58.7 million or approximately 23% of Doral Bank's total deposits consisted of non-interest bearing accounts. Approximately 16% of Doral Bank's total deposits related to corporate and custodial accounts of the Company and its affiliates. This amount includes approximately $2.9 million in corporate accounts of the Company and its affiliates which are eliminated in the preparation of the Company's Consolidated Financial Statements. Corporate accounts of the Company as well as escrow and custodial accounts related to the Company's Mortgage Banking Business represent a stable low cost funding source for Doral Bank. For additional information regarding the characteristics of Doral Bank's deposit accounts as of December 31, 1996, refer to Note 19 of the Company's Consolidated Financial Statements included elsewhere herein.

     Doral Bank may also obtain funding through collateralized borrowings directly from the FHLB-NY and through borrowings secured by FHLB-NY letters of credit, up to a maximum of 30% of total assets. Such advances or letter of credit reimbursement obligations must be secured by qualifying assets with a market value of at least 120% of the outstanding obligation. At September 30, 1997, Doral Bank had $15 million in outstanding advances from the FHLB-NY at a weighted average interest rate cost of 6.24%. For additional information regarding funding for Doral Bank through the issuance of term notes secured by FHLB-NY letters of credit, see "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

     From time to time, Doral Bank may also obtain funding through the use of repurchase agreements with brokerage firms and other financial institutions. As of September 30, 1997, Doral Bank did not have any outstanding borrowings under repurchase agreements.

PUERTO RICO INCOME TAXES

     The Company is subject to Puerto Rico income taxes. On October 31, 1994, the Government of Puerto Rico enacted a new comprehensive internal revenue act known as the Puerto Rico Internal Revenue Code of 1994 (the "PR Code"). Most changes affecting corporations are effective for taxable years commencing after June 30, 1995. While the PR Code incorporates many of the provisions of the prior tax law, it also provides for various amendments and changes from prior law.

     Among the most important changes introduced by the PR Code were (i) a reduction in the maximum marginal statutory corporate tax rate from 42% to 39%;
(ii) the elimination of the deduction for bad debt expense arising from the use of the reserve method for bad debt reserve and the related prorated recapture of the outstanding balance of the reserve existing as of June 30, 1995 over a four year period; and (iii) optional use of a new method of accelerated depreciation for capital assets purchased during taxable years beginning after June 30, 1995.

     The Company is also subject to an alternative minimum tax of 22% on its alternative minimum tax net income. In computing the Company's alternative minimum tax net income its interest expense deduction will be reduced in the same proportion that its exempt obligations (including FHA and VA loans and GNMA securities) bear to its total assets. Therefore, to the extent that the Company holds FHA loans or VA loans and other exempt obligations, it may be subject to the payment of the 22% alternative minimum tax.

     Under PR Code, corporations are not permitted to file consolidated returns with their subsidiaries and affiliates. Effective for taxable year commencing after June 30, 1995, the Company is entitled to a 100% dividend received deduction on dividends received from Doral Bank, Doral Mortgage or any other Puerto Rico corporation subject to tax under PR Code. Effective July 1, 1995, the PR Code also provided for the elimination of the existing 29% withholding tax applicable on interest paid to nonresident corporations and individuals as well as a reduction of the withholding tax applicable to dividends payable to non-resident corporations and individuals from 25% to 10%.

UNITED STATES INCOME TAXES

     The Company and its subsidiaries are corporations organized under the laws of Puerto Rico. Accordingly, the Company and its subsidiaries are subject generally to United States income tax only on their income, if any, from sources within the United States. Prior to 1992, the Company did not earn any income that was subject to United States income tax. Doral Mortgage operates two branches in the State of Florida. Accordingly, Doral Mortgage is subject to both Florida income and franchise taxes and federal income tax on income effectively connected with the conduct of the trade or business of these branches. In addition, the United States may impose a branch profits tax of 30% in the event that profits from the Florida branches are repatriated to Puerto Rico. Both the federal tax as well as the branch profit tax may be claimed as a tax credit in Puerto Rico, subject to certain limitations.

     Prior to October 1, 1997, Doral Bank, as a federal savings association, was also subject to U.S. income taxes. It was entitled to a foreign tax credit for a portion of income taxes paid to the Puerto Rico Treasury Department. Doral Bank had elected to qualify for the benefits provided under Section 936 which allows an income tax credit for a portion of the U.S. income taxes attributable to the earnings derived from sources within Puerto Rico. See "-- Mortgage Banking Business -- Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment" for a description of Section 936. Following the conversion of Doral Bank to a Puerto Rico commercial bank on October 1, 1997, it is subject to taxation in substantially the same manner as the Company and the other subsidiaries of the Company.

EMPLOYEES

     At September 30, 1997, the Company employed 963 persons, of whom 277 were involved in loan production activities and 138 were involved in loan servicing activities. None of the Company's employees is represented by a labor union and the Company considers its employee relations to be good.

REGULATION -- MORTGAGE BANKING BUSINESS

     The Company's Mortgage Banking Business is subject to the rules and regulations of FHA, VA, FNMA, FHLMC and GNMA with respect to originating, processing, selling and servicing mortgage loans and the issuance and sale of mortgage-backed securities. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts, and with respect to VA loans, fix maximum interest rates. Moreover, lenders such as the Company are required annually to submit to FHA, VA, FNMA, FHLMC, GNMA and HUD audited financial statements, and each regulatory entity has its own financial requirements. The Company's affairs are also subject to supervision and examination by FHA, VA, FNMA, FHLMC, GNMA and HUD at all times to assure compliance with the applicable regulations, policies and procedures. Mortgage origination activities are subject to, among others, the Equal Credit Opportunity Act, Federal Truth-in-Lending Act and the Real Estate Settlement Procedures Act and the regulations promulgated thereunder which, among other things, prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs. The Company is also subject to regulation by the Office of the Commissioner, with respect to, among other things, licensing requirements and establishment of maximum interest rates on certain types of mortgage loan products. Although the Company believes that it is in compliance in all material respects with applicable Federal and Puerto Rico laws, rules and regulations, there can be no assurance that more restrictive laws or rules will not be adopted in the future, which could make compliance more difficult or expensive, restrict the Company's ability to originate or sell mortgage loans or sell mortgage-backed securities, further limit or restrict the amount of interest and other fees earned from the origination of loans, or otherwise adversely affect the business or prospects of the Company.

     The Company is licensed by the Office of the Commissioner as a mortgage banking institution in Puerto Rico. Such authorization to act as a mortgage banking institution must be renewed as of January 1 of each year. In the past, the Company has not had any difficulty in renewing its authorization to act as a mortgage banking institution and management is unaware of any existing practices, conditions or violations which would result in the Company being unable to receive such authorization in the future. The Company's operations in the State of Florida are subject to regulation by the Florida Department of Banking and Finance.

     Section 5 of the Puerto Rico Mortgage Banking Institutions Law (the "Mortgage Banking Law") requires the prior approval of the Office of the Commissioner for the acquisition of control of any mortgage banking institution licensed under the Mortgage Banking Law. For purposes of the Mortgage Banking Law, the term "control" means the power to direct or influence decisively, directly or indirectly, the management or policies of a mortgage banking institution. The Mortgage Banking Law provides that a transaction that results in the holding of less than 10% of the outstanding voting securities of a mortgage banking institution shall not be considered a change of control. Pursuant to Section 5 of the Mortgage Banking Law, upon receipt of notice of a proposed transaction that may result in change of control, the Office of the Commissioner is obligated to make such inquiries as he deems necessary to review the transaction. Under the Mortgage Banking Law, the determination of the Office of the Commissioner whether or not to authorize a proposed change of control is final and non-appealable.

REGULATION -- BANKING OPERATIONS

FEDERAL REGULATION

  General

     The Company is a bank holding company subject to supervision and regulation by the Federal Reserve under the BHC Act. As a bank holding company, the Company's activities and those of its banking and nonbanking subsidiaries are limited to the business of banking and activities closely related or incidental to banking, and the Company may not directly or indirectly acquire the ownership or control of more than 5% of any class of voting shares or substantially all of the assets of any company in the United States, including a bank, without the prior approval of the Federal Reserve. In addition, bank holding companies are generally prohibited under the BHC Act from engaging in nonbanking activities, subject to certain exceptions.

     Doral Bank is considered a foreign bank for purposes of the International Banking Act of 1978, as amended (the "IBA"). Under the IBA, Doral Bank is not permitted to operate a branch or agency that is located outside of its "home state" except to the extent that a national bank with the same home state is permitted to do so as described under "-- Interstate Banking Legislation" below. Puerto Rico is not considered a state for purposes of these geographic limitations. Doral Bank does not currently operate in the mainland United States and, therefore, has not designated any state as its home state for purposes of the IBA. In addition, some states have laws prohibiting or restricting foreign banks from acquiring banks located in such states and treat Puerto Rico's banks and bank holding companies as foreign banks for such purposes.

     Doral Bank is subject to supervision and examination by applicable federal and state banking agencies, including the FDIC and the Office of the Commissioner. Doral Bank is subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of other investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of Doral Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

  Holding Company Structure

     Doral Bank is subject to restrictions under federal law that govern certain transactions between the Company or other nonbanking subsidiaries of the Company, whether in the form of loans, other extensions of credit, investments or asset purchases. Such transactions by Doral Bank to the Company, or to any one nonbanking subsidiary of the Company, are limited in amount to 10% of Doral Bank's capital stock and surplus and, with respect to all of its nonbanking subsidiaries, to an aggregate of 20% of the transferring institution's capital stock and surplus. Furthermore, such loans and extensions of credit by Doral Bank are required to be secured in specified amounts and must be on terms that are consistent with safe and sound banking practices. All other transactions between the Company and its nonbanking subsidiaries and Doral Bank, while not subject to quantitative or collateral requirements are subject to the requirement that they be on terms and conditions no less favorable to Doral Bank than would be available to unaffiliated third parties.

     Under Federal Reserve policy, a bank holding company, such as the Company, is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. This support may be required at times when, absent such policy, the bank holding company might not otherwise provide such support. In addition, any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary depository institution will be assumed by the bankruptcy trustee and entitled to a priority of payment. Doral Bank is currently the only subsidiary depository institution of the Company. The Company has not made any capital loan to Doral Bank nor has it entered into any agreement with any Federal bank regulating agency to maintain the capital of Doral Bank.

     Because the Company is a holding company, its right to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors (including depositors in the case of depository institution subsidiaries) except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

     Under the Federal Deposit Insurance Act (the "FDIA"), a depository institution (which term includes both banks and savings associations), the deposits of which are insured by the FDIC, can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or a receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. Doral Bank is currently the only controlled FDIC-insured depository institution of the Company. In some circumstances (depending upon the amount of the loss or anticipated loss suffered by the FDIC), cross-guarantee liability may result in the ultimate failure or insolvency of one or more insured depository institutions in a holding company structure. Any obligation or liability owned by a subsidiary depository institution to its parent company is subordinated to the subsidiary bank's cross-guarantee liability with respect to commonly controlled insured depository institutions. At the present time, the Company only owns one depository institution.

  Capital Adequacy

     Under the Federal Reserve's risk-based capital guidelines for bank holding companies and state member banks, the minimum guidelines for the ratio of qualifying total capital ("Total Capital") to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%. At least half of the Total Capital is to be comprised of common equity, retained earnings, minority interests in unconsolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, in the case of a bank holding, less goodwill and certain other intangible assets discussed below ("Tier 1 Capital"). The remainder may consist of a limited amount of subordinated debt, other preferred stock, certain other instruments and a limited amount of loan and lease loss reserves ("Tier 2 Capital").

     The Federal Reserve has adopted regulations that require most intangibles, including core deposit intangibles, to be deducted from Tier l Capital. The regulations, however, permit the inclusion of a limited amount of intangibles related to purchased mortgage servicing rights and purchased credit card relationships and include a "grandfather" provision permitting the continued inclusion of certain existing intangibles.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies and member banks. These guidelines provide for a minimum ratio of Tier 1 Capital to total assets, less goodwill and certain other intangible assets discussed below (the "Leverage Ratio") of 3% for bank holding companies and member banks that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies and member banks will be required to maintain a Leverage Ratio of 3% plus an additional cushion of at least 100 to 200 basis points. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve will continue to consider a "tangible Tier 1 Leverage Ratio" and other indicia of capital strength in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 Capital, less all intangibles, to average total assets, less all intangibles.

     The FDIC has established regulatory capital requirements for state non-member insured banks, such as Doral Bank, that are substantially similar to those adopted by the Federal Reserve for state member banks.

     Set forth below are the Company's and Doral Bank's capital ratios at September 30, 1997 based on existing Federal Reserve and FDIC guidelines.

                                                              THE COMPANY   DORAL BANK
                                                              -----------   ----------
Tier 1 Capital..............................................      21.2%         16.1%
Total Capital...............................................      21.3          16.8
Leverage Ratio..............................................      10.5           7.5

     Failure to meet capital guidelines could subject a bank holding company or an insured bank to a variety of enforcement remedies, including, with respect to an insured bank, the termination of deposit insurance by the FDIC, and to certain restrictions on its business. See "FDICIA" below.

     Bank regulators have in the past indicated their desire to raise capital requirements applicable to banking organizations beyond current levels. However, management is unable to predict whether and when higher capital requirements would be imposed and, if so, at what levels or on what schedule.

  FDICIA

     Under FDICIA, federal banking regulators must take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. FDICIA and regulations thereunder establish five capital tiers:
"well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution is deemed well capitalized if it maintains a Leverage Ratio of at least 5%, a risk-based Tier 1 capital ratio of at least 6% and a risk-based Total Capital ratio of at least 10% and is not subject to any written agreement or directive to meet a specific capital level. A depository institution is deemed adequately capitalized if it is not well capitalized but maintains a Leverage Ratio of at least 4% (or at least 3% if given the highest regulatory rating and not experiencing or anticipating significant growth), a risk based Tier l capital ratio of at least 4% and a risk-based Total Capital ratio of at least 8%. A depository institution is deemed undercapitalized if it fails to meet the standards for adequately capitalized institutions (unless it is deemed significantly or critically undercapitalized). An institution is deemed significantly undercapitalized if it has a Leverage Ratio of less than 3%, a risk-based Tier 1 capital ratio of less than 3% or a risk-based Total Capital ratio of less than 6%. An institution is deemed critically undercapitalized if it has tangible equity equal to 2% or less of total assets. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives a less than satisfactory examination rating in any one of four categories.

     At September 30, 1997, Doral Bank was well capitalized. An institution's capital category, as determined by applying the prompt corrective action provisions of law, may not constitute an accurate representation of the overall financial condition or prospects of the Company or Doral Bank, and should be considered in conjunction with other available information regarding the Bank's financial condition and results of operations.

     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

     The capital-based prompt corrective action provisions of FDICIA and their implementing regulations apply to FDIC-insured depository institutions such as Doral Bank, but they are not directly applicable to holding companies, such as the Company, which control such institutions. However, federal banking agencies have indicated that, in regulating holding companies, they may take appropriate action at the holding company level based on their assessment of the effectiveness of supervisory actions imposed upon subsidiary insured depository institutions pursuant to such provisions and regulations.

  Interstate Banking Legislation

     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 permits bank holding companies, with Federal Reserve approval, to acquire banks located in states other than the holding company's home state without regard to whether the transaction is prohibited under state law. In addition, commencing June 1, 1997, national and state banks with different home states are permitted to merge across state lines, with approval of the appropriate federal banking agency, unless the home state of a participating bank passes legislation prior to May 31, 1997 expressly prohibiting interstate mergers. States were allowed to "opt in" to permit interstate branching by merger prior to June 1, 1997, and to permit de novo interstate branching. Once a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where any bank involved in the interstate merger transaction could have established or acquired branches under applicable federal or state law. A bank that has established a branch in a state through de novo branching may establish and acquire additional branches in such state in the same manner and to the same extent as a bank having a branch in such state as a result of an interstate merger. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in the state which has opted out, whether through an acquisition or de novo. A foreign bank, like Doral Bank, may branch interstate by merger or de novo to the same extent as domestic banks in the foreign bank's home state. Doral Bank does not currently operate in the mainland United States and therefore has not selected a home state.

     Various other legislation, including proposals to overhaul the bank regulatory system, expand bank and bank holding company powers and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. The Company cannot determine the ultimate effect that such potential legislation, if enacted, or implementing regulations, would have upon their financial condition or results of operations.

  Dividend Restrictions

     The payment of dividends by Doral Bank to the Company may be affected by regulatory requirements and policies, such as the maintenance of adequate capital. If, in the opinion of the applicable regulatory authority, a depository institution under its jurisdiction is engaged in, or is about to engage in, an unsafe or unsound practice (that, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such depository institution cease and desist from such practice. The Federal Reserve has issued a policy statement that provides that insured banks and bank holding companies should generally pay dividends only out of current operating earnings. In addition, all insured depository institutions are subject to the capital-based limitations required by FDICIA. See "-- FDICIA."

     See "-- Regulation -- Puerto Rico Regulation" for a description of certain restrictions on Doral Bank's ability to pay dividends under Puerto Rico law.

  FDIC Insurance Assessments

     The deposits of Doral Bank are insured by the Savings Association Insurance Fund ("SAIF") administered by the FDIC and, accordingly, Doral Bank is subject to FDIC deposit insurance assessments.

     Pursuant to FDICIA, the FDIC has adopted a risk-based assessment system, under which the assessment rate for an insured depository institution varies according to the level of risk incurred in its activities. An institution's risk category is based partly upon whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. Each insured depository institution is also assigned to one of the following "supervisory subgroups": "A", "B" or "C". Group "A" institutions are financially sound institutions with only a few minor weaknesses; group "B" institutions are institutions that demonstrate weaknesses that, if not corrected, could result in significant deterioration; and group "C" institutions are institutions for which there is a substantial probability that the FDIC will suffer a loss in connection with the institution unless effective action is taken to correct the areas of weakness.

     On September 30, 1996, the Deposit Insurance Funds Act of 1996 ("DIFA") was enacted and signed into law. DIFA repealed the statutory minimum premium, and currently premiums related to deposits assessed by both the BIF and the Savings Association Insurance Fund ("SAIF") are to be assessed at a rate of between 0 cents and 27 cents per $100.00 of deposits. DIFA also provides for a special one-time assessment imposed on deposits insured by the SAIF to recapitalize the SAIF to bring the SAIF up to statutory required levels. Doral Bank accrued for the one-time assessment in the third quarter of 1996.

     DIFA also separated, effective January 1, 1997, the Financing Corporation ("FICO") assessment to service the interest on its bond obligations from the BIF and SAIF assessments. The amount assessed on individual institutions by the FICO will be in addition to the amount, if any, paid for deposit insurance according to the FDIC's risk-related assessment rate schedules. FICO assessment rates for the first semiannual period of 1997 were set at 1.30 basis points annually for BIF-assessable deposits and 6.48 basis points annually for SAIF-assessable deposits. These rates may be adjusted quarterly to reflect changes in assessment bases for the BIF and the SAIF. By law, the FICO rate on BIF-assessable deposits must be one-fifth the rate on SAIF-assessable deposits until the insurance funds are merged or until January 1, 2000, whichever occurs first. As of September 30, 1997, Doral Bank had a SAIF deposit assessment base of approximately $214 million.

  Brokered Deposits

     FDIC regulations adopted under FDICIA govern the receipt of brokered deposits. Under these regulations, a bank cannot accept, roll over or renew brokered deposits (which term is defined also to include any deposit with an interest rate more than 75 basis points above prevailing rates) unless (i) it is well capitalized or (ii) it is adequately capitalized and receives a waiver from the FDIC. A bank that is adequately capitalized may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates specified by regulation. There are no such restrictions on a bank that is well capitalized. The Company does not believe the brokered deposits regulation has had or will have a material effect on the funding or liquidity of Doral Bank which is currently a well capitalized institution.

PUERTO RICO REGULATION

  General

     As a commercial bank organized under the laws of the Commonwealth, Doral Bank is subject to supervision, examination and regulation by the Office of the Commissioner of Financial Institutions of the Commonwealth (the "Office of the Commissioner"), pursuant to the Puerto Rico Banking Act of 1933, as amended (the "Banking Law").

     Section 27 of the Banking Law requires that at least 10% of the yearly net income of the Bank be credited annually to a reserve fund. This apportionment shall be done every year until the reserve fund shall be equal to 10% of total paid-in capital (preferred and common). As of October 1, 1997, the date of the conversion of Doral Bank into a commercial Bank, Doral Bank had an adequate reserve fund established.

     Section 27 of the Banking Law also provides that when the expenditures of a bank are greater than the receipts, the excess of the former over the latter shall be charged against the undistributed profits of the bank, and the balance, if any, shall be charged against the reserve fund, as a reduction thereof. If there is no reserve fund sufficient to cover such balance in whole or in part, the outstanding amount shall be charged against the capital account and no dividend shall be declared until said capital has been restored to its original amount and the reserve fund to 20% of the original capital of the institution.

     Section 16 of the Banking Law requires every bank to maintain a legal reserve which shall not be less than 20% of its demand liabilities, other than government deposits (federal, state and municipal) secured by actual collateral. The Office of the Commissioner can by regulation increase the reserve requirement to 30% of demand deposits.

     Section 17 of the Banking Law permits Doral Bank to make loans to any one person, firm, partnership or corporation, up to an aggregate amount of 15% of the paid-in capital and reserve fund of the Bank and of such other components as the Office of Commissioner may permit from time to time. As of September 30, 1997, the legal lending limit for Doral Bank under this provision based solely on its paid-in capital and reserve fund was approximately $3.1 million. If such loans are secured by collateral worth at least 25% more than the amount of the loan, the aggregate maximum amount may reach one third of the paid-in capital of the bank, plus its reserve fund and of such other components as the Office of Commissioner may permit from time to time. There are no restrictions under
Section 17 on the amount of loans that are wholly secured by bonds, securities and other evidences of indebtedness of the Government of the United States or the Commonwealth, or by current debt bonds, not in default, of municipalities or instrumentalities of the Commonwealth.

     Section 14 of the Banking Law authorizes Doral Bank to conduct certain financial and related activities directly or through subsidiaries, including finance leasing of personal property, making and servicing mortgage loans and operating a small-loan company. Doral Bank currently does not have any subsidiaries.

     The Finance Board, which is a part of the Office of the Commissioner, but also includes as its members the Secretary of the Treasury, the Secretary of Commerce, the Secretary of Consumer Affairs, the President of the Planning Board, and the President of the Government Development Bank for Puerto Rico, has the authority to regulate the maximum interest rates and finance charges that may be charged on loans to individuals and unincorporated businesses in the Commonwealth. The current regulations of the Finance Board provide that the applicable interest rate on loans to individuals and unincorporated businesses is to be determined by free competition. The Finance Board also has authority to regulate the maximum finance charges on retail installment sales contracts, which are currently set at 21%, and for credit card purchases, which are currently set at 26%. There is no maximum rate set for installment sales contracts involving motor vehicles, commercial, agricultural and industrial equipment, commercial electric appliances and insurance premiums.

CERTAIN REGULATORY RESTRICTIONS ON INVESTMENTS IN COMPANY COMMON STOCK

     Because of the Company's status as a bank holding company, owners of the Common Stock are subject to certain restrictions and disclosure obligations under various federal laws, including the BHC Act. Regulations pursuant to the BHC Act generally require prior Federal Reserve approval for an acquisition of control of an insured institution (as defined) or holding company thereof by any person (or persons acting in concert). Control is deemed to exist if, among other things, a person (or persons acting in concert) acquires more than 25% of any class of voting stock of an insured institution or holding company thereof. Control is presumed to exist subject to rebuttal, if a person (or persons acting in concert) acquires more than 10% of any class of voting stock and either (i) the Company has registered securities under Section 12 of the Securities Exchange Act of 1934, or (ii) no person will own, control or hold the power to vote a greater percentage of that class of voting securities immediately after the transaction. The concept of acting in concert is very broad and also is subject to certain rebuttable presumptions, including among others, that relatives, business partners, management officials, affiliates and others are presumed to be acting in concert with each other and their businesses.

     Section 12 of the Puerto Rico Banking Act requires the prior approval of the Office of the Commissioner with respect to a transfer of capital stock of a bank that results in a change or control of the bank. Under Section 12, a change of control is presumed to occur if a person or group of persons acting in concert, directly or indirectly, acquire more than 5% of the outstanding voting capital stock of the bank. The Office of the Commissioner has interpreted the restrictions of Section 12 as applying to acquisitions of voting securities of entities controlling a bank, such as a bank holding company. Under the Puerto Rico Banking Act, the determination of the Office of the Commissioner whether to approve a change of control filing is final and non-appealable.

     The provisions of the Mortgage Banking Law also only require regulatory approval for the acquisition of more than 10% of the Company's outstanding voting securities. See "-- Regulation -- Mortgage Banking Business."

     The above regulatory restrictions relating to investment in the Company may have the effect of discouraging takeover attempts against the Company and may limit the ability of persons, other than Company directors duly authorized by the Company's board of directors, to solicit or exercise proxies, or otherwise exercise voting rights, in connection with matters submitted to a vote of the Company's stockholders.

REGULATION -- NEW BROKER-DEALER OPERATIONS

     Doral Securities is registered as a broker-dealer with the Commission and the Office of the Commissioner. Doral Securities is also a member of the NASD. As a registered broker-dealer, it is subject to regulation by the SEC, the NASD and the Office of the Commissioner in matters relating to the conduct of its securities business, including record keeping and reporting requirements, supervision and licensing of employees and obligations to customers. In particular, Doral Securities is subject to the Commission's net capital rules, which specify minimum net capital requirements for registered broker-dealers and are designed to ensure that broker-dealers maintain adequate regulatory capital in relation to their liabilities and the size of their customer business. As a subsidiary of a bank holding company, Doral Securities is also subject to regulation by the Federal Reserve.

MARKET AREA AND COMPETITION

     Prior to March 1992, Puerto Rico was the Company's exclusive service area. Although Doral Mortgage has since opened branch offices in Orlando and Miami, Florida, Puerto Rico remains the Company's predominant service area accounting for 99% of the Company's loan originations for the nine months ended September 30, 1997 and for each of the years ended December 31, 1996 and 1995. Within Puerto Rico, the Company's primary market area is the metropolitan San Juan area, which accounted for approximately 50%, 55% and 45% of the Company loan originations for the nine months ended September 30, 1997 and for the years ended December 31, 1996 and 1995, respectively. The competition in Puerto Rico for the origination of mortgages is substantial. Competition comes not only from other mortgage bankers but also from major commercial banks. There are approximately 37 mortgage banks, one savings institution and 16 commercial banks operating in Puerto Rico, including affiliates of banks headquartered in the United States, Canada and Spain. The Company competes principally by offering loans with competitive features, by emphasizing the quality of its service and pricing its range of products at competitive rates.

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

                        THE COMMONWEALTH OF PUERTO RICO

GENERAL

     Puerto Rico, the fourth largest of the Caribbean islands, is located approximately 1,600 miles southeast of New York, New York and 1,000 miles southeast of Miami, Florida. It is approximately 100 miles long and 35 miles wide. The population of Puerto Rico for 1990, as determined by the United States Census Bureau, was approximately 3.5 million compared to 3.2 million in 1980. According to estimates of the Puerto Rico Planning Board, the population of Puerto Rico increased to 3.7 million in fiscal 1996. The Puerto Rico Planning Board estimates that the San Juan metropolitan area has a population in excess of 1.0 million.

RELATIONSHIP OF PUERTO RICO WITH THE UNITED STATES.

     The Constitution of Puerto Rico was drafted by a popularly elected constitutional convention, overwhelmingly approved in a special referendum and approved "as a compact" by the United States Congress and the President, becoming effective upon proclamation of the Governor of Puerto Rico on July 25, 1952. Puerto Rico's relationship to the United States under the compact is referred to herein as "Commonwealth status." The United States and Puerto Rico share a common defense, market and currency. Puerto Rico exercises virtually the same control over its internal affairs as a state government does. The people of Puerto Rico are citizens of the United States, but do not vote in national elections and are represented in Congress by a Resident Commissioner who has a voice in the House of Representatives but only limited voting rights. Most federal taxes, except those such as social security taxes which are imposed by mutual consent, are not levied in Puerto Rico. No federal income tax is collected from Puerto Rico residents on ordinary income earned from sources within Puerto Rico, except for Federal employees who are subject to taxes on their salaries. Corporations organized under the laws of Puerto Rico are treated as foreign corporations for federal income tax purposes. For many years there have been two major views in Puerto Rico with respect to the island's relationship to the United States, one essentially favoring the existing Commonwealth status and the other favoring statehood.

     On November 14, 1993, a plebiscite was held in Puerto Rico to allow eligible voters an opportunity to express their preference between statehood, Commonwealth (with certain changes) and independence for Puerto Rico. The Commonwealth status obtained the most votes, receiving 48.4% of the votes cast, and statehood and independence received 46.2% and 4.4% of the votes casts, respectively.

     On February 26, 1997 legislation was introduced in the U.S. House of Representatives (the "Political Status Act") proposing a mechanism to settle permanently the political relationship between Puerto Rico and the United States, either through full self-government (e.g., statehood or independence, including, as an alternative, free association via a bilateral treaty) or continued Commonwealth status. Under the proposed legislation, failure to settle on full self-government after completion of the referenda process provided therein would result in retention of the current Commonwealth status. On March 19, 1997, similar legislation was introduced in the U.S. Senate. The House Resources Committee held hearings and voted in favor of the Political Status Act. The Political Status Act must now be voted by the House Rules Committee before reaching the House floor. It is not possible at this time to predict when the Political Status Act will be voted on by the full House of Representatives, what course the legislation will follow in the Senate, and whether it will be subsequently enacted into law.

     A change in the political status of Puerto Rico could result in modifications to or elimination of the Puerto Rico laws providing favorable tax treatment for investment in Puerto Rico mortgages. See "BUSINESS -- Mortgage Banking Business -- Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment." It is not possible to predict to what extent any adverse effects of such a change in political status would be offset by possible beneficial economic changes resulting from a change in political status.

THE ECONOMY

     Puerto Rico has established policies and programs directed at developing the manufacturing and service sectors (with emphasis on the tourism industry) and expanding and modernization of the island's

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

infrastructure. The investment of funds by mainland United States, foreign and local entities in new factories has been stimulated by selective tax exemption, development loans, and other financial and tax incentives. Infrastructure expansion and modernization have been to a large extent financed by bonds and notes issued by the Commonwealth, its public corporations and municipalities. Economic progress has been aided by significant increases in the levels of education and occupational skills of the island's population. The percentage of the college-age population enrolled in institutions of higher learning has increased from 16.8% in 1970 to 37.8% in 1996.

     The economy of Puerto Rico is closely integrated with that of the mainland United States. During the fiscal year ended June 30, 1996, approximately 88% of Puerto Rico's exports went to the United States mainland, which was also the source of approximately 62% of Puerto Rico's imports. For the fiscal year ended June 30, 1996, Puerto Rico experienced a positive adjusted merchandise trade balance of $3.2 billion.

     The economy of Puerto Rico is dominated by the manufacturing and service sectors. The manufacturing sector has experienced a basic change over the years as a result of increased emphasis on higher wage, high technology industries, such as pharmaceuticals and electronics. The service sector also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment. In recent years, the service sector has experienced significant growth in response to the expansion of the manufacturing sector.

     Gross product increased from $23.7 billion for fiscal 1992 to $30.2 billion ($26.7 billion in 1992 prices) for fiscal 1996, an increase of 27.7% (12.9% in 1992 prices). Since fiscal 1985, personal income, both aggregate and per capita, has increased consistently each fiscal year. In fiscal 1996, aggregate personal income was $29.4 billion ($27.8 billion in 1992 prices) and personal income per capita was $7,882 ($7,459 in 1992 prices). Average employment increased from 999,000 in fiscal 1993 to 1,128,300 in fiscal 1997. Average unemployment decreased from 16.8% in fiscal 1993 to 13.1% in fiscal 1997.

     Future growth in the Puerto Rico economy will depend on several factors including the condition of the United States economy, the relative stability in the price of oil imports, the exchange value of the U.S. dollars and the level of interest rates and changes to federal tax incentive legislation referred to below.

     The Small Business Job Protection Act, which was signed into law on August 20, 1996, provides for the repeal of Section 936. The elimination of the benefits of Section 936, without the substitution of another fiscal incentive to attract investment to Puerto Rico, could have an adverse effect on the future growth of the Puerto Rico economy. At this point, the Company cannot predict the long-term impact of the repeal of Section 936 on the economy of Puerto Rico. See "RISK FACTORS -- Economic Conditions in Puerto Rico and Repeal of Section 936 Tax Benefits."

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

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL

     The Company is authorized to issue 50,000,000 shares of Common Stock, $1.00 par value, and 2,000,000 shares of Serial Preferred Stock, $1.00 par value (the "Serial Preferred Stock"). The following summary of certain rights and privileges of the Common Stock and Serial Preferred Stock of the Company does not purport to be complete. Statements in this summary are qualified in their entirety by reference to the Company's Restated Certificate of Incorporation and the amendments thereto and to the General Corporation Law of Puerto Rico.

COMMON STOCK

     As of September 30, 1997, there were 18,397,460 shares of Common Stock issued and outstanding. In addition, as of that date, a total of 966,857 of the Company's authorized but unissued shares of Common Stock had been reserved for possible issuance upon the conversion of all outstanding Convertible Debentures and 1,000,000 and 144,388 shares had been reserved for issuance in connection with the Company's 1997 Employee Stock Option Plan and 1988 Restricted Stock Plan, respectively. On October 22, 1997, the Convertible Debentures were exchanged for 8,460 shares of 8% Preferred Stock. In addition, as of September 30, 1997, 400,000 shares of Common Stock had been reserved for issuance to honor certain contractual rights to purchase Common Stock. See "-- Purchase Rights of Popular, Inc." below. The Common Stock is traded in the over-the-counter market on the Nasdaq National Market. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Each share of Common Stock has the same relative rights as, and is identical in all respects with, each other share of Common Stock. There are no cumulative voting rights for the election of directors.

     Subject to the rights of the holders of the outstanding shares of 8% Preferred Stock and any other outstanding shares of Serial Preferred Stock that may be issued in the future, in the event of the liquidation, dissolution or distribution of assets of the Company, the holders of Common Stock are entitled to share ratably in the assets of the Company legally available for distribution to stockholders. The Common Stock has no redemption, conversion or sinking fund privileges.

     Subject to the dividend preference of the 8% Preferred Stock and any dividend preferences which may be established with respect to any other series of preferred stock, the holders of Common Stock are entitled to receive, pro rata, dividends when and as declared by the Board of Directors out of funds legally available therefor.

     Holders of Common Stock do not have preemptive rights to subscribe for or purchase additional securities of the Company.

     ChaseMellon Shareholder Services LLC, New York, New York, is the transfer agent and registrar for the Common Stock.

SERIAL PREFERRED STOCK

     The Company's Restated Certificate of Incorporation authorizes the Board of Directors to fix the designation, voting powers, preferences, limitations and relative rights of any series of the Company's Serial Preferred Stock at the time of issuance. The holders of Common Stock may be adversely affected since preferred stock issued in the future may be designated with special rights or preferences by the Board of Directors over the holders of the Common Stock as to dividends, liquidation rights, voting rights (e.g., separate class right to approve a merger or sale of substantially all the assets of the Company) and other matters. The issuance of Serial Preferred Stock under certain circumstances may have the effect of delaying, deferring or preventing a change in control of the Company. The 8% Preferred Stock is the only series of Serial Preferred Stock currently designated by the Company. The Company is authorized to issue 20,000 shares of 8% Preferred Stock under the designation creating such series of preferred stock.

8% PREFERRED STOCK

     The Company entered into a Debenture Purchase Agreement dated September 25, 1995, as amended and restated as of December 15, 1995 (the "Debenture Purchase Agreement") with Popular, Inc. ("Popular"), a bank holding company headquartered in San Juan, Puerto Rico, providing for the issuance and sale to Popular of up to $10.0 million of Convertible Debentures in a private transaction. Approximately $6.6 million of Convertible Debentures were issued on September 25, 1995 and the remaining $3.4 million were issued on December 22, 1995. The Convertible Debentures were convertible into shares of Common Stock at a conversion price of $8.75 per share (as adjusted for a two-for-one stock split effective August 28, 1997), subject to adjustment in certain circumstances.

     The Company entered into an Exchange Agreement dated July 9, 1997, with Popular, whereby the Company agreed to exchange 8,460 newly issued shares of the 8% Preferred Stock for the $8.46 million principal amount of the Convertible Debentures held by Popular at the time. Popular had previously converted $1.54 million of Convertible Debentures and sold the shares of Common Stock issued upon conversion of such Convertible Debentures in the open market. On October 22, 1997, the exchange contemplated under the Exchange Agreement took place and the shares of 8% Preferred Stock were issued. The 8% Preferred Stock qualifies as Tier 1 Capital for purposes of compliance with the regulatory capital requirements applicable to bank holding companies. See
"BUSINESS -- Regulation -- Banking Operations -- Federal Regulation -- Capital Adequacy."

     As of December 31, 1997, there were 8,460 shares of the Company's 8% Preferred Stock issued and outstanding. The shares of 8% Preferred Stock will not be traded in the over-the-counter market or any national securities exchange.

     Dividend Rights and Limitations. The holders of the shares of 8% Preferred Stock, in preference to holders of the Common Stock, are entitled to receive cumulative cash dividends when, as and if declared by the Board of Directors, out of the assets of the Company legally available therefore at the annual rate of 8% of the liquidation value thereof payable monthly or $6.66 2/3 per share per month.

     The Company may not declare, set apart or pay any dividend on or make any distribution of assets (other than dividends paid or other distributions made in stock of the Company ranking junior to the 8% Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company) on, or redeem, purchase, set apart or otherwise acquire (except upon conversion or exchange for stock of the Company ranking junior to the 8% Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company), shares of Common Stock or of any other stock of the Company ranking junior to the 8% Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company, unless all accrued and unpaid dividends on the 8% Preferred Stock have been or contemporaneously are declared and paid and the full monthly dividend on the 8% Preferred Stock for the current month has been or is contemporaneously declared and paid or declared and set apart for payment and unless the Company has not defaulted in the payment of the redemption price of any shares of 8% Preferred Stock called for redemption.

     Whenever all accrued dividends on the 8% Preferred Stock and any other stock of the Company ranking on a parity to the 8% Preferred Stock as to the payment of dividends are not paid in full, all dividends declared upon the 8% Preferred Stock and any such other parity stock of the Company must be declared pro rata so that the amount of dividends declared per share on the 8% Preferred Stock and such other parity stock of the Company will bear the same ratio that the liquidation preference per share of 8% Preferred Stock and such other stock of the Company bear to each other.

     Liquidation Rights. Upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the 8% Preferred Stock are entitled to receive out of the assets of the Company an amount in cash equal to $1,000 per share plus accrued and unpaid dividends thereon to the date of such distribution, before any payment may be made to the holders of Common Stock or any other securities of the Company ranking junior to the 8% Preferred Stock as to the distribution of assets upon liquidation. No such distribution or payment on account of liquidation, dissolution or winding up of the Company may be made to

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

the holders of the shares of any class or series of stock of the Company ranking on a parity with the 8% Preferred Stock as to the distribution of assets upon liquidation, unless the holders of the 8% Preferred Stock receive like distributive amounts ratably in accordance with the full distributive amounts which they and the holders of such parity stock are respectively entitled to receive upon such preferential distribution.

     Neither the consolidation or merger of the Company with any other corporation, nor the sale, lease or conveyance of all or any part of the property or business of the Company, will be deemed to be a liquidation, dissolution or winding up of the Company. After the payment to the holders of the 8% Preferred Stock of the full preferential amounts provided for above, the holders of the 8% Preferred Stock as such will have no right or claim to any of the remaining assets of the Company.

     Conversion Rights. The holders of shares of 8% Preferred Stock have the right, at their option, to convert such shares into shares of Common Stock of the Company at any time before the close of business on December 1, 2005 at a conversion price of $8.75 per share, subject to adjustment from time to time upon the occurrence of certain events. The number of shares of Common Stock issuable upon conversion of a share of 8% Preferred Stock shall be determined by dividing the aggregate liquidation preference of the shares of 8% Preferred Stock being converted by the conversion price in effect on the conversion date. The 8,460 shares of 8% Preferred Stock held by Popular are convertible into the same aggregate number of shares of Common Stock (966,857 shares) as were the Convertible Debentures outstanding immediately prior to the exchange made pursuant to the terms of the Exchange Agreement.

     Redemption. The 8% Preferred Stock is subject to redemption in whole or in part, at the option of the Company with the consent of the Federal Reserve on or after January 1, 2001 and on or prior to December 31, 2002 at a price of $1,020 per share and thereafter at redemption prices declining to a price of $1,000 per share on or after January 1, 2005. There is no mandatory redemption or sinking fund obligation with respect to the 8% Preferred Stock.

     Voting Rights. The holders of shares of 8% Preferred Stock are not entitled to any voting rights except as required by law or as described below.

     The affirmative vote or consent of the holders of at least a majority of the outstanding shares of the 8% Preferred Stock, voting as a class, is required for the approval of any variation or abrogation of the rights, preferences and privileges of the 8% Preferred Stock by way of any amendment of any provision of the Company's Certificate of Incorporation or otherwise which would alter or materially affect the special rights, powers or preferences of the 8% Preferred Stock or to authorize or issue any class of stock ranking prior to the 8% Preferred Stock as to dividends or upon liquidation.

     Registration Rights. Under the terms of the Exchange Agreement, the holders of shares of 8% Preferred Stock are entitled to include such shares (or the shares of Common Stock into which their shares of 8% Preferred Stock are convertible) in certain registration statements filed by the Company with respect to its equity securities. In addition, one or more holders of shares of 8% Preferred Stock having an aggregate liquidation preference of not less than $5.0 million ($2.5 million in the case of Popular) may require the Company to file a registration statement covering such shares under certain circumstances.

PURCHASE RIGHTS OF POPULAR, INC.

     The Exchange Agreement incorporates a provision previously contained in the Debenture Purchase Agreement which grants Popular a non-transferable right to acquire up to a maximum of 400,000 additional shares of Common Stock, at a price of $8.75 per share (subject to adjustment upon the occurrence of certain events). Popular may exercise its purchase rights if, as a result of the issuance of newly issued shares of Common Stock or of options or securities convertible into Common Stock by the Company, the shares of Common Stock issued or issuable upon conversion of the 8% Preferred Stock held by Popular (plus any shares previously acquired by Popular upon conversion of the Convertible Debentures or the 8% Preferred Stock) represent in the aggregate less than 4.99% of the Company's fully diluted outstanding shares of Common Stock. Popular's right to acquire additional shares of the Company's Common Stock expires on June 30, 1999

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

and is subject to termination upon the occurrence of certain corporate events involving the acquisition of the Company.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain federal income tax aspects relevant to a decision to purchase Common Stock. This discussion is based upon the Code, the applicable Treasury Regulations (the "Regulations") and judicial and administrative interpretations of the Code and Regulations, all as in effect on the date of this Prospectus. Each investor should be aware that the Code, the Regulations and any interpretations thereof are subject to change and that any change could be applied retroactively.

     This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to particular investors in light of their personal investment circumstances or to certain types of investors subject to special treatment under the Code (for example, banks, foreign persons, life insurance companies or tax exempt organizations). EACH INVESTOR IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR AS TO ANY FEDERAL, STATE, LOCAL OR OTHER TAX CONSIDERATIONS AFFECTING THE PURCHASE, HOLDING AND DISPOSITION OF THE COMMON STOCK.

     The Company believes that dividends paid by it in the past with respect to the Common Stock qualified as income from sources within Puerto Rico and that such future dividends will continue to so qualify. The following discussion is based on the assumption that such dividends will continue to so qualify. In addition, for purposes of determining the source of gain on the sale or exchange of the Common Stock, United States citizens and residents who are bona fide residents of Puerto Rico during the entire taxable year are assumed to be classified as nonresidents.

SALE OR EXCHANGE OF THE COMMON STOCK

     United States Shareholders. Gain or loss will be recognized by a shareholder who is a United States citizen or resident (in each case other than a bona fide resident of Puerto Rico during the entire taxable year) or corporation (a "United States Shareholder") upon the sale or exchange of the Common Stock in an amount equal to the difference between the amount realized upon the sale or exchange and the tax basis of the Common Stock sold or exchanged. Such gain or loss will be capital gain or loss if the Common Stock is a capital asset in the hands of the shareholder.

     Puerto Rico Shareholders. In general, gain from the sale or exchange of the Common Stock by an individual who is a bona fide resident of Puerto Rico during the entire taxable year will not be includible in such shareholder's gross income and will be exempt from federal income taxation. No deduction or credit will be allowed for any amount that is allocable to or chargeable against amounts excluded from gross income by reason of the preceding sentence. A corporation organized under the laws of Puerto Rico will also not be subject to federal income tax on gain recognized from the sale or exchange of the Common Stock unless the corporation is engaged in a trade or business in the United States and the sale or exchange of the Common Stock is effectively connected with that trade or business.

DISTRIBUTIONS ON COMMON STOCK

     United States Shareholders. Distributions made by the Company with respect to the Common Stock to a United States Shareholder will be treated as dividends for federal income tax purposes to the extent such distributions are treated as made out of the Company's current or accumulated earnings and profits, and will be includible in gross income and characterized as ordinary income to the shareholders. To the extent that such distributions exceed the Company's current or accumulated earnings and profits, such excess will be treated as a return of capital and will be applied against and reduce the adjusted basis of the Common Stock in the hands of each holder. The amount of any such distribution which exceeds the adjusted basis of the Common Stock in the hands of the holder will be treated as gain from the sale or exchange of such stock, generally reportable as capital gain (provided the Common Stock is held as a capital asset). Corporate United

States shareholders will not be allowed any dividends received deduction with respect to dividends paid with respect to the Common Stock.

     Subject to the limitations contained in the Code, any Puerto Rico income tax paid or deemed paid on a dividend distribution on the Common Stock will be creditable against the United States federal income tax liability of a shareholder who is a United States person.

     Puerto Rico Shareholders. In general, distributions of dividends made by the Company with respect to the Common Stock to an individual who is a bona fide resident of Puerto Rico during the entire taxable year or to a corporation organized under the laws of Puerto Rico will not be includible in such shareholder's gross income and will be exempt from federal income taxation. A corporation organized under the laws of Puerto Rico that is engaged in a trade or business within the United States, however, will be taxed on the dividends if they are effectively connected with that trade or business.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

     The Code provides special rules regarding certain distributions received by United States persons (which term includes United States citizens who are residents of Puerto Rico but not Puerto Rico corporations) with respect to, and sales and other dispositions (including pledges) of, stock of a Passive Foreign Investment Company ("PFIC"). Unless a special election is made to include income of a PFIC currently, the shareholders of a PFIC will be required to pay a special tax plus an interest charge on gain recognized from the disposition of stock in the PFIC or upon the receipt of an excess distribution from the PFIC. A foreign corporation, such as the Company, will be treated as a PFIC if 75% or more of its gross income is passive income or if the average percentage of its assets (by value) for such taxable year that produce, or are held for the production of, passive income is at least 50%. Special rules apply in the case of income derived from the active conduct of a banking business, certain items of income received from affiliates, as well as with respect to the treatment of corporations 25% or more of the value of the stock of which is owned by such non-United States corporation. Once a foreign corporation is a PFIC for a taxable year, it will be treated as a PFIC for all subsequent taxable years unless certain exemptions apply. The IRS has issued proposed regulations under the PFIC provisions pursuant to which individuals who have been full-year bona fide residents of Puerto Rico for all taxable years during which they have held the stock of a PFIC are not subject to the deferred tax treatment.

     The Company believes that it has not been a PFIC for any of its prior taxable years and expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future.

                 CERTAIN PUERTO RICO INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain Puerto Rico income tax aspects relevant to a decision to purchase the Common Stock. This discussion is based upon the Puerto Rico Internal Revenue Code of 1994, as amended (the "PR Code"), the applicable regulations under the PR Code and judicial and administrative interpretations of the PR Code, all as in effect on the date of this Prospectus. Each investor should be aware that the PR Code, the regulations promulgated thereunder and any interpretations thereof are subject to change and that any change could be applied retroactively.

     This discussion does not purport to deal with all aspects of Puerto Rico income taxation that may be relevant to particular investors in light of their personal investment circumstances or to certain types of investors subject to special treatment under the PR Code (for example, non-resident aliens, life insurance companies, special partnerships, subchapter N corporations and certain United States and Puerto Rico qualified pension plans). EACH INVESTOR IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR AS TO ANY PUERTO RICO INCOME AND OTHER TAX CONSIDERATIONS AFFECTING THE PURCHASE, HOLDING AND DISPOSITION OF THE COMMON STOCK.

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

SALE OR EXCHANGE OF COMMON STOCK

     Gain or loss will be realized on the sale or exchange of the Common Stock equal to the difference between the amount realized upon the sale or exchange and the tax basis of such shares. Such gain or loss will be capital gain or loss if the Common Stock is held as a capital asset and will be long-term capital gain or loss if the holding period for the Common Stock exceeds six months.

     Puerto Rico Residents and Corporations. Any gain on the sale or exchange of the Common Stock by a Puerto Rico resident individual or corporation will generally be required to be recognized as gross income and subject to income tax. If the shareholder is an individual and the gain is a long-term capital gain, it will be taxable at a maximum rate of 20%. If the shareholder is a Puerto Rico corporation and the gain is a long-term capital gain, it will qualify for an alternative tax of 25%.

     Non-resident individual U.S. citizens. A United States citizen non-resident of Puerto Rico will not be subject to Puerto Rico income tax (and a 20% withholding tax on the gross sales price or proceeds) on the sale or exchange of the Common Stock if the gain is from sources outside Puerto Rico. The gain from the sale or exchange of Common Stock will be considered from sources outside Puerto Rico if all rights, title and beneficial ownership on the shares of Common Stock is transferred outside Puerto Rico.

     Foreign Corporations. A Resident Foreign Corporation (as defined below) will be subject to a maximum tax rate of 25% on long term capital gains from the sale or exchange of the Common Stock to the extent that such gain is (i) from sources within Puerto Rico or (ii) from sources outside Puerto Rico and effectively connected to the conduct of a Puerto Rico trade or business ("ECI-PR"). For Puerto Rico income tax purposes, the gain from the sale of the Common Stock is considered derived from the place where all rights, title and beneficial ownership on the stock pass from the seller to the purchaser.

     On the sale or exchange of the Common Stock, a foreign corporation not engaged in trade or business in Puerto Rico ("ETB-PR") will be subject to a 29% tax on the excess of capital gains derived from sources within Puerto Rico over capital losses of the same nature. An amount equal to 25% of the gross sales price will be withheld from the proceeds of any sale which constitutes income from sources within Puerto Rico, which amount will be credited against the tax liability.

     Foreign Partnerships. Under the PR Code, partnerships are generally taxed as corporations. Accordingly, the discussion with respect to foreign corporations is equally applicable to most foreign partnerships.

DISTRIBUTIONS ON COMMON STOCK

     Distributions of property made by the Company with respect to the Common Stock will be treated as dividends for Puerto Rico income tax purposes and will be taxable in the manner described below to the extent the Company has either current or accumulated earnings and profits. To the extent that the amount of the distributions paid on the Common Stock exceeds the Company's current and accumulated earnings and profits for Puerto Rico income tax purposes, such distributions will be treated as a return of capital (rather than as a dividend) and will be applied against and reduce the adjusted basis of the Common Stock in the hands of such holder. The amount of any such distribution which exceeds the adjusted basis of Common Stock in the hands of the holder will be treated as a gain from the sale or exchange of such shares of stock, taxable in the manner described below.

     The following discussion regarding the Puerto Rico income taxation of dividends paid on the Common Stock assumes that such dividends are from Puerto Rico sources. Generally, dividends paid by a corporation organized under the laws of Puerto Rico are considered to be from Puerto Rico sources unless the Puerto Rico corporation derives less than 20% of its gross income from Puerto Rico sources during the three taxable years preceding the year of declaration of the dividends (or part of such period as the corporation has been in existence). Since its incorporation in 1972, the Company has derived more than 20% of its gross income from Puerto Rico sources.

     Puerto Rico Residents and Corporations. Individual residents of Puerto Rico, whether United States citizens or aliens, and corporations organized under the laws of Puerto Rico will be subject to Puerto Rico income tax on dividends received on the Common Stock.

     The PR Code imposes a maximum income tax of 10% to be withheld at source on the total amount of dividends paid by the Company on the Common Stock to individuals residents of Puerto Rico. An individual may make an election for such withholding not to apply, but will be required to include as ordinary income the dividend received which will be subject to normal tax rates. The maximum Puerto Rico income tax rate for individuals is 33%.

     No withholding tax is imposed on distributions of dividends to corporations organized under the laws of Puerto Rico. Such dividends will be taxed at the normal corporate tax rates, but such corporations will be entitled to claim a dividend received deduction in computing its Puerto Rico income tax liability equal to 85% of the dividend received from the Company (the "Dividend Deduction"), provided the Dividend Deduction may not exceed 85% of the corporate taxpayer's net taxable income in Puerto Rico. Based on the applicable maximum Puerto Rico regular corporate income tax rate of 39%, the maximum effective tax rate on dividends would be 5.85% after the Dividend Deduction.

     Non-Resident Individual U.S. Citizens. The PR Code imposes a 10% withholding tax on the total amount of any dividend paid by the Company on the Common Stock to an individual United States citizen who is a non-resident of Puerto Rico.

     A United States citizen who is a non-resident of Puerto Rico may elect, in the same manner that a Puerto Rico resident elects, to include the dividends received as ordinary income at the regular graduated rates. Notwithstanding the making of such election, a 10% withholding would still be made on the total amount of any dividend distribution unless the individual files with the Company, prior to the first dividend distribution for the taxable year, a Withholding Exemption Certificate to the effect that said individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300, if single, or $3,000, if married.

     For a discussion of the creditability of any Puerto Rico income tax paid or deemed paid on a dividend distribution on the Common Stock against the federal income tax liability of a United States Shareholder, see "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

     Foreign Corporations. For purposes of the PR Code, a corporation organized outside of Puerto Rico is considered a "foreign corporation." Taxation of dividends paid by the Company to such a foreign corporation will depend on whether the foreign corporation is ETB-PR.

     A foreign corporation ETB-PR (a "Resident Foreign Corporation") must file a Puerto Rico income tax return and is taxed at the normal corporate tax rates on the net income derived from Puerto Rico sources and on certain items of income from sources outside Puerto Rico which are ECI-PR. Net income from Puerto Rico sources includes the gross income from Puerto Rico sources, including any dividends paid by the Company, less applicable deductions. A Resident Foreign Corporation will be entitled to claim the Dividend Deduction.

     A foreign corporation not ETB-PR will be subject to a 10% withholding tax imposed on the gross dividends received from the Company.

     Foreign Partnerships. Under the PR Code, partnerships are generally taxed as corporations. Accordingly, the discussion with respect to foreign corporations is equally applicable to most foreign partnerships.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), for which Brean Murray & Co., Inc. is acting as representative (the "Representative"), and each of the Underwriters severally has agreed to purchase from the Company the aggregate number of shares of Common Stock set forth opposite its name below.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Brean Murray & Co., Inc.....................................

          Total.............................................
                                                              =========

     Under the terms and conditions of the Underwriting Agreement, the Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock set forth in the table above, if any of the shares of Common Stock are purchased.

     The Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers at such public offering price less a
concession not to exceed $          per share. The Underwriters or such selected
dealers may reallow a commission to certain other dealers not to exceed
$          per share. After the offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

     The Company has granted the Underwriters an option exercisable for 30 days from the date of this Prospectus, to purchase up to 202,500 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this Prospectus. If the Underwriters exercise this option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the table above. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

     The Representative has in the past performed investment banking services for the Company. A. Brean Murray, the President and Chief Executive Officer of the Representative, is a director of the Company.

     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq Stock Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq Stock Market limited by the bid prices and effect in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     In connection with this offering, the Underwriters may engage in stabilizing, syndicate short-covering transactions penalty bids or other transactions during the Offering that may stabilize, maintain or otherwise affect the market price of the Common Stock at a level above that which might otherwise prevail in the open market. Stabilizing transactions are bids for and purchases of Common Stock on behalf of the Underwriters to provide them with enough Common Stock to deliver those purchasing Common Stock in the offering. A penalty bid is an arrangement that permits the Underwriters to reclaim a selling concession when the

Common Stock originally sold by the syndicate member are purchased in a syndicate covering transaction. Such stabilizing, syndicate short covering transactions, penalty bids and other transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Pietrantoni Mendez & Alvarez, San Juan, Puerto Rico. Certain legal matters will be passed upon for the Underwriters by Stroock & Stroock & Lavan LLP, New York, New York.

                                    EXPERTS

     The financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                  DORAL FINANCIAL CORPORATION AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED ANNUAL AUDITED FINANCIAL STATEMENTS
Report of Independent Accountants...........................   F-2
Financial Statements
  Consolidated Balance Sheet as of December 31, 1996 and
     1995...................................................   F-3
  Consolidated Statement of Income for the years ended
     December 31, 1996, 1995 and 1994.......................   F-4
  Consolidated Statement of Cash Flows for the years ended
     December 31, 1996, 1995 and 1994.......................   F-5
  Consolidated Statements of Changes in Stockholder's Equity
     for the years ended December 31, 1996, 1995 and 1994...   F-6
  Notes to Consolidated Financial Statements................   F-7
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Consolidated Balance Sheet as of September 30, 1997 and
  December 31, 1996.........................................  F-37
Consolidated Statement of Income and Retained Earnings for
  the quarter and the nine months ended September 30, 1997
  and 1996..................................................  F-38
Consolidated Statement of Cash Flows for the nine months
  ended September 30, 1997 and 1996.........................  F-39
Notes to Consolidated Financial Statements..................  F-40

     All financial schedules have been omitted because they are not applicable or because the required information is shown in the financial statements or notes thereto.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Doral Financial Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Doral Financial Corporation (formerly, First Financial Caribbean Corporation) and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65," effective April 1, 1995.

PRICE WATERHOUSE

San Juan, Puerto Rico
January 31, 1997, except for the stock split described in Note 31, which is as of August 28, 1997

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 10 expires Dec. 1, 1998
Stamp 1457754 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

                          DORAL FINANCIAL CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                   1996            1995
                                                              --------------   ------------
                                   ASSETS
Cash and cash equivalents...................................  $   81,213,266   $ 59,871,646
Mortgage loans held for sale, net...........................     261,607,809    244,132,116
Securities held for trading.................................     411,447,299    407,941,495
Securities held to maturity.................................     109,054,782     77,945,425
Securities available for sale...............................      12,006,540     14,578,997
Loans receivable, net.......................................     128,765,669     51,355,258
Accounts receivable and mortgage servicing advances, net....      15,882,059      9,591,627
Accrued interest receivable.................................      10,090,549      8,155,028
Mortgage servicing rights, net..............................      20,968,937     11,164,065
Excess servicing fees receivable, net.......................      24,678,425     10,407,297
Property, leasehold improvements and equipment, net.........       9,359,550      6,504,725
Cost in excess of fair value of net assets acquired, net....       6,561,918      6,526,131
Real estate held for sale, net..............................       2,246,449      2,084,541
Prepaid and other assets....................................       8,071,477      5,859,593
                                                              --------------   ------------
          Total assets......................................  $1,101,954,729   $916,117,944
                                                              ==============   ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Loans payable...............................................  $  196,396,627   $234,367,019
Securities sold under agreements to repurchase..............     387,651,266    363,615,500
Deposit accounts............................................     158,901,811     95,740,441
Notes payable...............................................     147,892,823     51,682,156
Advances from Federal Home Loan Bank of N.Y.................      15,000,000     10,407,111
Convertible Subordinated Debentures.........................      10,000,000     10,000,000
Accounts payable and other liabilities......................      26,992,355     16,024,065
Income tax payable..........................................         216,873        388,041
Deferred tax liability......................................       8,372,005      4,877,068
                                                              --------------   ------------
          Total liabilities.................................     951,423,760    787,101,401
                                                              --------------   ------------
Commitments and contingencies (Note 25).....................
                                                              --------------   ------------
Stockholders' equity:
  Serial Preferred Stock, $1 par value, 2,000,000 shares
     authorized; no shares outstanding (1995 - 108,397
     shares of 10.5% Cumulative Convertible Preferred Stock,
     Series A, outstanding).................................              --        108,397
  Common stock, $1 par value, 20,000,000 shares authorized;
     18,250,184 shares issued (1995 - 17,768,340);
     18,222,184 shares outstanding (1995 - 17,740,340)......      18,250,184     17,768,340
  Paid-in capital...........................................      29,561,431     29,459,630
  Retained earnings.........................................     102,925,252     81,892,300
                                                              --------------   ------------
                                                                 150,736,867    129,228,667
Unrealized (loss) gain on securities available for sale, net
  of deferred tax...........................................         (81,358)         8,856
Treasury stock at par value, 28,000 shares..................         (28,000)       (28,000)
Unearned compensation under employment contracts............         (96,540)      (192,980)
                                                              --------------   ------------
          Total stockholders' equity........................     150,530,969    129,016,543
                                                              --------------   ------------
          Total liabilities and stockholders' equity........  $1,101,954,729   $916,117,944
                                                              ==============   ============

        The accompanying notes are an integral part of these statements.

                          DORAL FINANCIAL CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

                                                               YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                           1996          1995          1994
                                                       ------------   -----------   -----------
Revenues:
  Interest income....................................  $ 66,986,946   $61,907,114   $46,507,972
  Mortgage loan sales and fees.......................    26,610,264    13,528,534    10,572,734
  Servicing income...................................    11,658,588    10,576,826    11,447,772
  Gain on sale of mortgage servicing rights..........     1,813,108     5,204,933     3,003,459
  Other income.......................................       764,082       619,923       510,705
                                                       ------------   -----------   -----------
                                                        107,832,988    91,837,330    72,042,642
                                                       ------------   -----------   -----------
Expenses:
  Interest...........................................    46,443,095    43,380,148    23,251,898
  Employee cost......................................     8,981,538     6,471,059     6,000,632
  Taxes, other than payroll and income taxes.........     1,086,556     1,150,416       847,856
  Maintenance........................................       694,000       654,354       712,627
  Advertising........................................     3,500,444     2,474,638     4,205,312
  Professional services..............................     2,670,920     2,867,316     3,658,557
  Telephone..........................................     1,813,094     1,682,412     2,076,049
  Rent...............................................     2,083,538     2,096,979     2,004,023
  Other..............................................     9,281,164     8,999,491    10,540,576
                                                       ------------   -----------   -----------
                                                         76,554,349    69,776,813    53,297,530
                                                       ------------   -----------   -----------
Income before income taxes and cumulative effect of
  change in accounting principle.....................    31,278,639    22,060,517    18,745,112
                                                       ------------   -----------   -----------
Income taxes:
  Current............................................       961,124     1,400,044     2,092,696
  Deferred...........................................     3,277,000     1,100,169       436,899
                                                       ------------   -----------   -----------
                                                          4,238,124     2,500,213     2,529,595
                                                       ------------   -----------   -----------
Income before cumulative effect of change in
  accounting principle...............................    27,040,515    19,560,304    16,215,517
Cumulative effect of change in accounting
  principle -- adoption of SFAS 115, net of deferred
  income taxes of $880,000...........................            --            --     1,215,000
                                                       ------------   -----------   -----------
          Net income.................................  $ 27,040,515   $19,560,304   $17,430,517
                                                       ============   ===========   ===========
Earnings per share:
  Primary:
     Income before cumulative effect of change in
       accounting principle..........................  $       1.49   $      1.33   $      1.15
     Cumulative effect of change in accounting
       principle.....................................            --            --           .08
                                                       ------------   -----------   -----------
          Net income.................................  $       1.49   $      1.33   $      1.23
                                                       ============   ===========   ===========
Fully diluted:
  Income before cumulative effect of change in
     accounting principle............................  $       1.42   $      1.27   $      1.07
  Cumulative effect of change in accounting
     principle.......................................            --            --           .08
                                                       ------------   -----------   -----------
          Net income.................................  $       1.42   $      1.27   $      1.15
                                                       ============   ===========   ===========

        The accompanying notes are an integral part of these statements.

                          DORAL FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                         YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------
                                                                  1996            1995            1994
                                                              -------------   -------------   -------------
Cash flows from operating activities:
  Net income................................................  $  27,040,515   $  19,560,304   $  17,430,517
                                                              -------------   -------------   -------------
  Adjustments to reconcile net income to net cash (used)
    provided by operating activities:
    Depreciation and amortization...........................      1,796,043       1,764,500       1,533,750
    Amortization of excess servicing fees receivable........      1,628,427         988,082         566,668
    Amortization of cost in excess of fair value of net
      assets acquired.......................................        374,530         376,158         358,097
    Amortization of mortgage servicing rights...............        998,789         562,054         730,059
    Deferred tax provision..................................      3,277,000       1,100,169         436,899
    Gain on sale of mortgage servicing rights...............     (1,813,108)     (5,204,933)     (3,003,459)
    Cumulative effect of change in accounting principle.....             --              --      (1,215,000)
    Allowances for losses...................................        797,000         352,000         299,523
    Origination and purchases of mortgage loans held for
      sale..................................................   (719,886,000)   (583,659,000)   (797,582,000)
    Principal repayments and sales of mortgage loans held
      for sale..............................................    368,572,642     283,829,870     216,918,548
    Purchases of mortgage-backed securities held for
      trading...............................................   (156,935,000)    (72,124,000)   (265,025,000)
    Principal repayments and sales of mortgage-backed
      securities held for trading...........................    488,619,000     357,461,000     653,479,000
    Increase in mortgage servicing rights...................    (10,803,661)     (8,207,139)       (581,130)
    Additions to excess servicing fees receivable...........    (15,899,555)     (2,638,790)     (5,859,312)
    (Increase) decrease in accounts receivable and mortgage
      servicing advances....................................     (7,087,432)     (2,857,582)      8,112,720
    Increase in accrued interest receivable.................     (1,935,521)       (280,477)     (3,853,140)
    (Decrease) increase in loans payable....................    (26,203,023)    (94,428,485)     72,911,782
    (Decrease) increase in payable related to short sales...    (12,106,847)     22,089,547              --
    Increase in interest payable............................      2,388,123         382,912         788,079
    Increase in securities sold under agreements to
      repurchase............................................     23,923,266      59,885,483     160,530,375
    Increase (decrease) in accounts payable and other
      liabilities...........................................      7,228,028      (2,151,491)    (21,838,018)
    Decrease in income tax payable..........................       (171,168)     (2,183,732)     (1,177,206)
    Amortization of unearned compensation under employment
      contracts.............................................         96,440          64,294          64,294
                                                              -------------   -------------   -------------
        Total adjustments...................................    (53,142,027)    (44,879,560)     16,595,529
                                                              -------------   -------------   -------------
        Net cash (used) provided by operating activities....    (26,101,512)    (25,319,256)     34,026,046
                                                              -------------   -------------   -------------
Cash flows used for investing activities:
  Purchases of securities held to maturity..................    (54,480,000)    (10,789,000)    (61,789,000)
  Principal repayments of securities held to maturity.......     23,370,643       3,207,857         799,896
  Origination of loans receivable...........................    (98,680,000)    (52,341,000)    (26,252,000)
  Principal repayments of loans receivable..................     21,269,589       4,060,159         836,792
  Purchases of securities available for sale................     (4,639,000)             --              --
  Principal repayments and maturities of securities
    available for sale......................................      7,121,243              --              --
  Purchase of property, leasehold improvements and
    equipment...............................................     (4,650,868)       (802,245)     (3,229,537)
  Payments of contingent purchase price of subsidiary.......       (410,317)       (292,887)       (430,929)
  Proceeds from sale of real estate held for sale...........      1,182,627       1,616,911       3,163,069
  Acquisition of real estate held for sale..................     (1,344,535)     (1,585,541)     (2,350,675)
  Proceeds from sale of mortgage servicing rights...........      1,813,108       5,228,985       3,306,286
  Increase in prepaid and other assets......................     (1,541,969)     (1,799,225)       (591,019)
                                                              -------------   -------------   -------------
        Net cash used by investing activities...............   (110,989,479)    (53,495,986)    (86,537,117)
                                                              -------------   -------------   -------------
Cash flows provided by financing activities:
  Increase in deposits......................................     63,161,370      29,269,330      40,020,265
  Proceeds from convertible subordinated debentures.........             --      10,000,000              --
  Proceeds from issuance of common stock, net...............        475,248      23,261,330              --
  Proceeds (repayment) of advances from Federal Home Loan
    Bank....................................................      4,592,889       9,987,866      (2,012,134)
  Increase in notes payable.................................     96,210,667      34,626,676      17,055,480
  Dividends declared and paid...............................     (6,007,563)     (4,374,439)     (3,943,260)
                                                              -------------   -------------   -------------
        Net cash provided by financing activities...........    158,432,611     102,770,763      51,120,351
                                                              -------------   -------------   -------------
        Net increase (decrease) in cash and cash
          equivalents.......................................     21,341,620      23,955,521      (1,390,720)
Cash and cash equivalents at beginning of year..............     59,871,646      35,916,125      37,306,845
                                                              -------------   -------------   -------------
Cash and cash equivalents at the end of year................  $  81,213,266   $  59,871,646   $  35,916,125
                                                              =============   =============   =============
Supplemental Schedule of Noncash Investing and Financing
  Activities:
  Noncash financing activities -- conversion of preferred
    stock...................................................  $   1,083,970   $     959,320   $   2,100,840
                                                              =============   =============   =============
Supplemental Cash Flow Information:
  Cash used to pay interest.................................  $  44,055,000   $  43,000,000   $  22,460,000
                                                              =============   =============   =============
  Cash used to pay income taxes.............................  $   1,132,000   $   3,360,000   $   3,260,000
                                                              =============   =============   =============

        The accompanying notes are an integral part of these statements.

                          DORAL FINANCIAL CORPORATION

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                    UNREALIZED                        UNEARNED
                                                                                      (LOSS)                     COMPENSATION UNDER
                         PREFERRED     COMMON        PAID-IN       RETAINED     GAIN ON SECURITIES   TREASURY        EMPLOYMENT
                           STOCK        STOCK        CAPITAL       EARNINGS     AVAILABLE FOR SALE     STOCK         CONTRACTS
                         ---------   -----------   -----------   ------------   ------------------   ---------   ------------------
Balance at December 31,
  1993.................  $ 414,413   $13,524,276   $10,136,348   $ 53,219,178       $                $(28,000)       $(321,568)
Shares converted.......   (210,084)      840,336      (630,252)
Cash dividends:
  Convertible preferred
    stock, $1.05 per
    share..............                                              (325,045)
  Common stock -- $.26
    per share..........                                            (3,618,215)
Net income.............                                            17,430,517
Amortization of
  unearned
  compensation.........                                                                                                 64,294
                         ---------   -----------   -----------   ------------       ---------        --------        ---------
Balance at December 31,
  1994.................    204,329    14,364,612     9,506,096     66,706,435                         (28,000)        (257,274)
Shares issued on
  December 11, 1995....                3,020,000    20,241,330
Shares converted.......    (95,932)      383,728      (287,796)
Cash dividends:
  Convertible preferred
    stock, $1.05 per
    share..............                                              (187,639)
  Common stock -- $.29
    per share..........                                            (4,186,800)
Net income.............                                            19,560,304
Amortization of
  unearned
  compensation.........                                                                                                 64,294
Net change in fair
  value of securities
  available for sale,
  net of deferred
  taxes................                                                                 8,856
                         ---------   -----------   -----------   ------------       ---------        --------        ---------
Balance at December 31,
  1995.................    108,397    17,768,340    29,459,630     81,892,300           8,856         (28,000)        (192,980)
Shares issued on
  January 31, 1996.....                   50,000       430,000
Shares converted.......   (107,961)      431,844      (323,883)
Shares redeemed........       (436)                     (4,316)
Cash dividends:
  Convertible preferred
    stock, $.3825 per
    share..............                                               (13,998)
  Common stock -- $.33
    per share..........                                            (5,993,565)
Net income.............                                            27,040,515
Amortization of
  unearned
  compensation.........                                                                                                 96,440
Net change in fair
  value of securities
  available for sale,
  net of deferred
  taxes................                                                               (90,214)
                         ---------   -----------   -----------   ------------       ---------        --------        ---------
Balance at December 31,
  1996.................         --   $18,250,184   $29,561,431   $102,925,252       $ (81,358)       $(28,000)       $ (96,540)
                         =========   ===========   ===========   ============       =========        ========        =========


                            TOTAL
                         ------------
Balance at December 31,
  1993.................  $ 76,944,647
Shares converted.......
Cash dividends:
  Convertible preferred
    stock, $1.05 per
    share..............      (325,045)
  Common stock -- $.26
    per share..........    (3,618,215)
Net income.............    17,430,517
Amortization of
  unearned
  compensation.........        64,294
                         ------------
Balance at December 31,
  1994.................    90,496,198
Shares issued on
  December 11, 1995....    23,261,330
Shares converted.......
Cash dividends:
  Convertible preferred
    stock, $1.05 per
    share..............      (187,639)
  Common stock -- $.29
    per share..........    (4,186,800)
Net income.............    19,560,304
Amortization of
  unearned
  compensation.........        64,294
Net change in fair
  value of securities
  available for sale,
  net of deferred
  taxes................         8,856
                         ------------
Balance at December 31,
  1995.................   129,016,543
Shares issued on
  January 31, 1996.....       480,000
Shares converted.......
Shares redeemed........        (4,752)
Cash dividends:
  Convertible preferred
    stock, $.3825 per
    share..............       (13,998)
  Common stock -- $.33
    per share..........    (5,993,565)
Net income.............    27,040,515
Amortization of
  unearned
  compensation.........        96,440
Net change in fair
  value of securities
  available for sale,
  net of deferred
  taxes................       (90,214)
                         ------------
Balance at December 31,
  1996.................  $150,530,969
                         ============

        The accompanying notes are an integral part of these statements.

                          DORAL FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- REPORTING ENTITY

     The consolidated financial statements include the accounts of Doral Financial Corporation (formerly, First Financial Caribbean Corporation) and its wholly-owned subsidiaries ("DFC" or the "Company"), Doral Mortgage Corporation ("Doral"), RSC Corp. ("RSC"), Centro Hipotecario de Puerto Rico, Inc., Doral Federal Savings Bank ("Doral Federal") and AAA Financial Services Corporation ("AAA Financial"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     AAA Financial, a securities broker dealer, commenced operations in September 1996. Its operations for the year ended December 31, 1996 were not significant.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company is primarily engaged in the origination, purchase and sale of FHA, VA and conventional first and second mortgage loans and in providing and/or arranging for interim financing for the construction of residences and other types of real estate developments in Puerto Rico and selected markets in Florida. The Company, in combination with its subsidiaries, services FHA insured, VA guaranteed and conventional mortgage loans pooled for issuance of Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") backed securities and collateralized mortgage obligations certificates issued by grantor trusts established by the Company ("CMO Certificates"). It also services loans for private investors. The Company also originates loans for investment and provides banking services through a federal savings bank that operates two branches located in Puerto Rico. It also provides brokerage services through AAA Financial.

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The following summarizes the more significant accounting policies followed in the preparation of the accompanying consolidated financial statements.

SECURITIES HELD FOR TRADING

     Securities held for trading are recorded at fair value. Changes in fair value are recorded currently in income.

SECURITIES HELD TO MATURITY

     Securities held to maturity are recorded at amortized cost.

SECURITIES AVAILABLE-FOR-SALE

     Securities available-for-sale are recorded at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, in a separate component of stockholders' equity.

MORTGAGE LOANS HELD FOR SALE

     Mortgage loans held for sale are recorded at the lower of cost or market computed on an aggregate portfolio basis.

                          DORAL FINANCIAL CORPORATION

LOANS RECEIVABLE

     Loans receivable are held by Doral Federal principally for investment purposes. These consist of residential first and second mortgages, commercial and consumer loans.

     Loans receivable are presented at the unpaid balance, less unearned interest, net deferred loan fees and allowance for loan losses. Unearned interest on commercial and consumer loans is amortized using a method which results in a uniform level rate of return on the principal amounts outstanding.

ALLOWANCES FOR LOSSES

     Allowances for losses provide for estimated losses on loans receivable, accounts receivable and real estate held for sale. The allowance is established based upon a review of the loan portfolio, loss experience, economic conditions and other pertinent factors.

     The Company estimates the fair value of the retained recourse obligation of loans sold with recourse at the time of sale. Ordinarily the amounts involved are minimal insofar as the recourse obligations are met by substituting loans. The Company has generally been able to rehabilitate and resell the reacquired loans for at least their carrying amount. Accordingly, a reserve for possible losses arising from recourse obligations has not historically been deemed necessary.

EXCESS SERVICING FEES RECEIVABLE

     The Company sells substantially all of the mortgage loans it produces (other than those originated by Doral Federal) and retains the related servicing rights. These servicing rights entitle the Company to a future stream of cash flows based on the outstanding principal balance of the mortgage loans and the contractual servicing fee. Gains and losses on sales of such loans are adjusted to reflect as income or loss servicing fees that vary from normal servicing fee rates set by federally sponsored secondary market makers. Accordingly, the Company has recorded, as excess servicing fees receivable, amounts equal to the present value of servicing fees to be received in future years in excess of normal rates based upon the estimated lives of the loans and using long-term interest rates that reflect the risks of the assets. The receivable is realized through receipt of the excess service fees over time. The Company periodically evaluates the net realizable value of its excess servicing fees receivable based on the present value of the estimated remaining future excess servicing fees revenue, using the same discount rate used to calculate the original excess servicing fees receivable asset. Any impairment in the value of the excess servicing fees receivable due to actual and anticipated prepayment experience, is recognized currently as a reduction of excess servicing fees receivable. Excess servicing fees receivable is amortized over their estimated life using a method approximating the level-yield method. The amortization is recorded as a reduction of servicing income.

MORTGAGE SERVICING RIGHTS

     In April 1995, the Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB No. 65," ("SFAS 122"). This Statement changed the accounting for servicing rights related to loans originated by an entity. Previously, the Company followed the guidance provided by SFAS 65 which, among other things, prohibited the recognition of servicing rights related to loans originated by an entity. SFAS 122 requires that under certain conditions a portion of the cost of originating a mortgage loan be allocated to the mortgage servicing right. The allocation is based on the aggregate independent fair values of the loan and the related servicing right. To determine the fair value of the servicing rights, the Company uses the market prices of comparable servicing sale contracts.

     SFAS 122 also requires that all mortgage servicing rights be evaluated for impairment. In determining impairment, mortgage servicing rights are disaggregated into pools based on their predominant risk characteristic. The Company has determined that risk characteristic to be interest rates. Impairment is recognized

                          DORAL FINANCIAL CORPORATION
whenever the prepayment pattern of a particular mortgage pool indicates that the fair value of the related mortgage servicing rights is less than its carrying amount. Impairment is recognized by charging such excess to income. The Company determined that no reserve for impairment is required.

     The adoption of this standard had the effect of increasing net income and mortgage loan sales and fees by approximately $1,500,000 and $2,600,000, respectively, for the year ended December 31, 1995, and increasing capitalized servicing rights at December 31, 1995 by approximately $4,150,000. If the Company had not adopted SFAS 122, earnings per share would have been approximately $2.44 and $2.33, on a primary and fully diluted basis, respectively, for the year ended December 31, 1995. SFAS 122 prohibits retroactive application, therefore, mortgage servicing rights related to loans originated prior to April 1, 1995 continue to be unrecognized in the Company's financial statements.

     Purchased mortgage servicing rights are initially recorded at the lower of cost or present value of estimated future net servicing income stream. The amount capitalized is amortized in proportion to, and over the period of, estimated net servicing income. Amortization is adjusted prospectively to reflect changes in prepayment experience. Any unamortized balance related to rights sold is charged to income at time of sale.

COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED

     The cost in excess of fair value of net assets acquired is amortized on the straight-line basis over their estimated useful lives (30-year period for acquisitions made before Doral Federal and a 10-year period for the acquisition of Doral Federal).

REAL ESTATE HELD FOR SALE

     The Company acquires real estate through foreclosures. These properties are held for sale and are stated at the lower of fair value, minus estimated costs to sell, or cost.

PROPERTY, LEASEHOLD IMPROVEMENTS AND EQUIPMENT

     Property, leasehold improvements and equipment are carried at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets or the terms of the leases, if shorter, for leasehold improvements. These range from five to ten years.

SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

     Resale agreements are treated as short-term investments. These are carried at the amounts at which the transaction will be settled. The securities underlying the agreements are not recorded in the asset accounts of the Company.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     From time to time the Company enters into sales of securities under agreements to repurchase the same or similar securities. Amounts received under these agreements represent short-term borrowings and the securities underlying the agreements remain in the asset accounts.

INCOME AND EXPENSE RECOGNITION

     Loan origination fees and related direct loan origination costs are deferred and amortized to income as an adjustment of the yield throughout the life of the related mortgage loan. Such fees and costs related to mortgage loans held for sale are deferred and recognized in income as a component of gain on sale of mortgage loans when the related loans are sold or securitized.

                          DORAL FINANCIAL CORPORATION

SALE OF SECURITIES WITH PUT ARRANGEMENTS

     From time to time the Company may sell mortgage-backed securities with put arrangements. Pursuant to these arrangements the Company grants the buyer a put option that allows the buyer to sell the securities back to the Company at a negotiated price. The accounting treatment for these transactions (as a borrowing or a sale) is based on an assessment of the probability that the put option will be exercised. If on the transaction date, management determines that it is probable that the put option will be exercised, the transaction is accounted for as a borrowing. If it is not judged probable that the put option will be exercised, the transaction is accounted for as a sale.

     The premium collected on such put and any gain on the securities sold are deferred until the negotiated net option period expires. When a transaction is initially recorded as a sale but exercise of the put option later becomes probable, the Company accrues any losses expected upon the exercise of the put option and periodically adjusts the estimated loss accrual.

AMORTIZATION OF DEBT ISSUANCE COSTS

     Costs related to the issuance of debt are amortized under a method which approximates the interest method and shown as part of the related debt.

INTEREST RATE RISK MANAGEMENT

     The Company has various mechanisms to reduce its exposure to interest rate fluctuations, as these affect the value of its portfolio and the prices of newly generated loans, loans to be originated and sales with put options.

     The Company may enter into financial derivatives such as futures contracts, options and interest rate swaps.

     The cost of unexpired options, net of premiums collected on written options, is capitalized as part of the carrying cost of the mortgage loans and charged to income when these expire. Unrealized net gains or losses on unexpired options positions are considered as part of the lower cost or market evaluation made for mortgage loans.

LOAN SERVICING

     The Company pools FHA insured and VA guaranteed mortgages for issuance of GNMA mortgage-backed securities. Conventional loans are pooled and issued as FNMA or FHLMC mortgage-backed securities and CMO certificates as well as sold in bulk to investors with servicing retained. Under the servicing agreement, the Company is required to advance funds to make scheduled payments to investors, if payments due have not been received from the mortgagors. At December 31, 1996, accounts receivable include advances to investors of approximately $8,195,000 (1995 -- $5,340,000).

     The Company is also required to foreclose on loans in the event of default by the mortgagor. Mortgage loan servicing fees, which are based on a percentage of the principal balances of the mortgages serviced, are credited to income as mortgage payments are collected.

SALES OF MORTGAGE SERVICING RIGHTS

     The Company recognizes gain or loss on the sale of mortgage servicing rights after the sales contract is executed, all regulatory related approvals are obtained and the title and all risks and rewards of ownership have been irrevocably transferred to the buyer.

                          DORAL FINANCIAL CORPORATION

INCOME TAXES

     The Company follows an asset and liability approach that requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. A valuation allowance is recognized for any deferred tax asset which, based on management's evaluation, is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized.

STATEMENT OF CASH FLOWS

     Cash and cash equivalents include cash in banks, overnight deposits and certificates of deposit (1996 -- $49,400,000 and 1995 -- $25,099,000) and other highly liquid securities with an original maturity of three months or less.

     At December 31, 1996, other highly liquid securities include $21,373,791 of securities purchased under agreements to resell maturing between January 8 and February 20, 1997.

     At December 31, 1996, collateral for securities purchased under agreements to resell are summarized as follows:

                                                                                ESTIMATED
                                                              CARRYING VALUE   MARKET VALUE
                                                              --------------   ------------
Mortgage-backed securities..................................   $12,317,534     $12,699,334
US Treasury Notes...........................................    10,000,000      10,018,750
                                                               -----------     -----------
                                                               $22,317,534     $22,718,084
                                                               ===========     ===========

     These securities were held by the dealers that arranged the transactions.

EARNINGS PER SHARE

     Primary net income per share is determined by dividing net income, after deducting preferred stock dividends, by the weighted average number of common stock outstanding during the period considering the dilutive effect of restricted stock awards.

     Fully diluted net income per share has been computed based on the assumption that all of the shares of convertible preferred stock and convertible subordinated debentures are converted into common stock, and after giving retroactive effect to the elimination of interest expense, net of income taxes, applicable to the convertible subordinated debentures.

     The number of shares of common stock used for computing the primary and fully diluted earnings per share was as follows:

                                                          1996        1995        1994
                                                        ---------   ---------   ---------
Primary...............................................  18,133,122  14,615,890  13,885,468
Fully diluted.........................................  19,362,536  15,520,270  15,153,928

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The reported fair values of financial instruments are based on a variety of factors. For a substantial portion of financial instruments, fair values represent quoted market prices for identical or comparable instruments. In a few other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year end or that may be realized in the future.

                          DORAL FINANCIAL CORPORATION

CHANGES IN ACCOUNTING PRINCIPLES

     In January 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement requires that impaired loans that are within the scope of the statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Loans that are measured at fair value or at the lower of cost or fair value, are excluded.

     In January 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets, to be held and used. Under SFAS No. 121, long-lived assets and certain identifiable intangibles to be held and used must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition must be made. If the sum of the future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

     In January 1996, the Company also adopted SFAS No. 123, "Accounting for Stock-based Compensation." This Statement defines a fair value based method of accounting for employee stock options and encourages all entities to adopt that method of accounting for all of their stock-based employee compensation plans. As allowed by SFAS No. 123, the Company elected to continue to measure compensation cost for its stock compensation plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25. No transactions of the nature covered by SFAS No. 123 have been made.

     The adoption of these Statements had no effect on the Company's results of operations or financial position.

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES

     In June 1996, the Financial Accounting Standards Board ("FASB") issued a new Statement of Financial Accounting Standards "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 125"). This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

     This Statement requires that liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value, if practicable. It also requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interest, if any, based on their relative fair values at the date of the transfer. Servicing assets and liabilities must be subsequently measured by (a) amortization in proportion to and over the period of estimated net servicing income or loss and (b) assessment for asset impairment or increased obligation based on their fair values.

     The provisions of this Statement, except as indicated below, are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and must be applied prospectively. Earlier or retroactive application is not permitted. In December 1996, the FASB issued a statement that defers for one year the effective date applicable to the provisions of SFAS No. 125 that deal with secured borrowings and collateral. Additionally, the deferment provision would apply to transfers of financial assets only for repurchase agreements, dollar rolls and securities lending.

                          DORAL FINANCIAL CORPORATION

     Management believes that the adoption of these standards will not have a material adverse effect on the Company's financial statements.

OTHER

     Certain amounts reflected in the 1995 and 1994 consolidated financial statements have been reclassified to conform to the presentation for 1996.

NOTE 3 -- COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED

     Doral and RSC were acquired in December 1986. These transactions were accounted for by the purchase method resulting in $1,620,000 of cost in excess of the fair value of net assets acquired. The terms of the purchase agreement required additional pay-outs to the former stockholder over a ten-year period that ended in 1996. The additional pay-outs are contingent payments under the purchase agreements, and are accounted for as additional cost over the fair value of assets acquired. The amount of such pay-outs was determined based on a percentage ranging from 1/16% to 1/4% of the aggregate principal amount of mortgage loans closed.

     The changes in cost in excess of fair value of net assets acquired are shown below:

                                                         YEAR ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      1996         1995         1994
                                                   ----------   ----------   ----------
Balance at beginning of period...................  $6,526,131   $6,609,402   $6,536,570
Contingent payments under Doral purchase
  agreement......................................     410,317      292,887      430,929
Amortization expense.............................    (374,530)    (376,158)    (358,097)
                                                   ----------   ----------   ----------
Balance at the end of period.....................  $6,561,918   $6,526,131   $6,609,402
                                                   ==========   ==========   ==========

     Total accumulated amortization relating to cost in excess of fair value of net assets acquired amounted to $3,726,190, $3,351,660 and $2,975,502 at December 31, 1996, 1995 and 1994, respectively.

NOTE 4 -- REGULATORY REQUIREMENTS

HOLDING COMPANY REQUIREMENTS

     As a result of the acquisition of Doral Federal, the Company became a savings and loan holding company ("SLHC") subject to the restrictions and requirements of the Home Owners' Loan Act of 1933, as amended (the "HOLA"). As SLHC, the Company was registered with the Director of the Office of Thrift Supervision (the "OTS") and is subject to various requirements of the HOLA, including examination, supervision and reporting requirements. Federal law and OTS regulations place certain limits on the types of activities in which an SLHC and its subsidiaries may engage. However, in general, these restrictions do not apply to a holding company that controls only one savings and loan association, provided such association meets the "qualified thrift lender" test which generally requires the association to have 65% of its portfolio assets in "qualified thrift investments." For Puerto Rico based savings institutions, these investments include, among other things, home mortgages, mortgage-backed securities, and personal loans.

THRIFT REGULATORY CAPITAL REQUIREMENTS

     Doral Federal is also subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Doral Federal's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Doral Federal must meet specific capital guidelines that involve quantitative measures of Doral Federal's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory account-

                          DORAL FINANCIAL CORPORATION
ing practices. Doral Federal's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require Doral Federal to maintain minimum amounts and ratios (set forth in the table below) of tangible capital to adjusted assets, core capital to adjusted assets, and total risk-based capital to risk weighted assets, all as defined in the regulation. Management believes, as of December 31, 1996, that Doral Federal meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent notification from the OTS categorized Doral Federal as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Doral Federal must maintain minimum total risk-based, core and Tier I risk-based capital ratios as set forth in the table. There are no conditions or events since the notification that management believes have changed the institution's category.

     Doral Federal's actual capital amounts and ratios are also presented in the table. Totals of $343,339 and $394,626 were deducted from tangible, core and total risk-based capital for certain non-allowable assets in 1996 and 1995, respectively.

                                                                                       TO BE WELL CAPITALIZED
                                                                  FOR CAPITAL         UNDER PROMPT CORRECTIVE
                                            ACTUAL             ADEQUACY PURPOSES         ACTION PROVISIONS
                                    ----------------------   ----------------------   ------------------------
                                      AMOUNT      RATIO(%)     AMOUNT      RATIO(%)      AMOUNT      RATIO(%)
                                    -----------   --------   -----------   --------   ------------   ---------
As of December 31, 1996:
Tangible capital (to adjusted
  assets).........................  $23,376,244      8.3%    $ 4,206,239    >/= 1.5%     $        --           --%
Tier I risk-based capital (to risk
  weighted assets)................   23,376,244     19.3              --         --        7,282,044     >/=  6.0
Core capital (to adjusted
  assets).........................   23,376,244      8.3       8,412,479    >/= 3.0       14,020,798     >/=  5.0
Total risk-based capital (to risk
  weighted assets)................   24,095,420     19.8       9,709,392    >/= 8.0       12,136,740     >/= 10.0
As of December 31, 1995:
Tangible capital (to adjusted
  assets).........................   16,010,824     10.0       2,400,180    >/= 1.5               --           --
Tier I risk-based capital (to risk
  weighted assets)................   16,010,824     25.4              --         --        3,778,961     >/=  6.0
Core capital (to adjusted
  assets).........................   16,010,824     10.0       4,800,360    >/= 3.0        8,000,600     >/=  5.0
Total risk-based capital (to risk
  weighted assets)................   16,249,331     25.8       5,038,615    >/= 8.0        6,298,269     >/= 10.0


HOUSING AND URBAN DEVELOPMENT REQUIREMENTS

     The Company is a U.S. Department of Housing and Urban Development approved, non-supervised mortgagee and is required to maintain an excess of current assets over current liabilities and minimum net worth, as defined by the various regulatory agencies. The Company is also required to maintain fidelity bonds and errors and omission's insurance coverages based on the balance of its servicing portfolio.

SAIF ASSESSMENT

     During the third quarter of 1996, the Company recorded a nonrecurring expense of $588,000 related to the payment of a special assessment to the Federal Deposit Insurance Corporation due to the enactment of legislation to recapitalize the Savings Association Insurance Fund.

                          DORAL FINANCIAL CORPORATION

REGISTERED BROKER-DEALER REQUIREMENTS

     AAA Financial is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Puerto Rico Office of the Commissioner of Financial Institutions (the "CFI"). AAA Financial is also a member of the National Association of Securities Dealers (the "NASD"). As a registered broker-dealer, it is subject to regulation by the SEC, the NASD and the CFI in matters relating to the conduct of its securities business, including record keeping and reporting requirements, supervision and licensing of employees and obligations to customers. In particular, AAA Financial is subject to the SEC's net capital rules, which specify minimum net capital requirements for registered broker-dealers and are designed to ensure that broker-dealers maintain adequate regulatory capital in relation to their liabilities and the size of their customer business.

     The Company is in compliance with these regulatory requirements.

NOTE 5 -- MORTGAGE LOANS HELD FOR SALE

     Mortgage loans held for sale consist of:

                                                                   DECEMBER 31,
                                                            ---------------------------
                                                                1996           1995
                                                            ------------   ------------
Mortgage Loans:
  Conventional loans......................................  $193,644,969   $160,723,158
  FHA/VA loans............................................    62,548,030     79,338,335
  Construction and commercial loans.......................     5,414,810      4,070,623
                                                            ------------   ------------
                                                            $261,607,809   $244,132,116
                                                            ============   ============

     At December 31, 1996, the aggregate amortized cost and approximate market value of these loans are as follows:

                 GROSS UNREALIZED   GROSS UNREALIZED   APPROXIMATE
AMORTIZED COST    HOLDING GAINS      HOLDING LOSSES    MARKET VALUE
--------------   ----------------   ----------------   ------------
 $261,607,809      $11,207,655        $(7,625,151)     $265,190,313
 ============      ===========        ===========      ============

     Proceeds from sales of mortgage loans held for sale and mortgage-backed securities held for trading during 1996 was approximately $765,195,000
(1995 -- $725,236,000, 1994 -- $774,313,000). Gross gains of $33,580,000
(1995 -- $42,472,000, 1994 -- $56,010,000) and gross losses of $19,014,000
(1995 -- $27,362,000, 1994 -- $41,452,000) were realized on those sales.

                          DORAL FINANCIAL CORPORATION

NOTE 6 -- SECURITIES HELD FOR TRADING

     Securities held for trading consist of:

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1996           1995
                                                              ------------   ------------
Mortgage-backed securities:
  GNMA......................................................  $219,324,613   $242,327,525
  CMO certificates..........................................   158,109,657    157,535,436
  FHLMC.....................................................     6,369,721      7,091,819
  FNMA......................................................       929,498        986,715
US Treasury Bonds...........................................    10,218,750             --
US Treasury Notes...........................................     9,450,000             --
US Treasury Bills...........................................     5,095,060             --
Other.......................................................     1,950,000             --
                                                              ------------   ------------
                                                              $411,447,299   $407,941,495
                                                              ============   ============

     CMO certificates include the following:

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1996           1995
                                                              ------------   ------------
Certificates of other issuers...............................  $135,815,885   $135,572,829
Subordinated certificates, CMO's established by the
  Company...................................................    14,597,551     13,136,055
Residual certificates, CMO's established by the Company.....     7,696,221      8,826,552
                                                              ------------   ------------
                                                              $158,109,657   $157,535,436
                                                              ============   ============

     At December 31, 1996, CMO certificates include approximately $14,894,000 of interest only certificates.

     Net unrealized holding gains on trading securities included in earnings for the year ended December 31, 1996 amounted to approximately $2,796,000
(1995 -- $4,864,000, 1994 -- net unrealized holding losses of $1,485,000).

NOTE 7 -- SECURITIES HELD TO MATURITY

     Securities held to maturity consist of:

                                                         DECEMBER 31,
                                    -------------------------------------------------------
                                               1996                         1995
                                    ---------------------------   -------------------------
                                     AMORTIZED         FAIR        AMORTIZED       FAIR
                                        COST          VALUE          COST          VALUE
                                    ------------   ------------   -----------   -----------
Mortgage backed securities:
  CMO certificates of other
     issuers......................  $ 58,828,043   $ 59,803,233   $59,248,183   $59,520,647
  GNMA............................    37,879,031     38,483,168    10,744,705    10,918,536
Debt securities:
  Federal Home Loan Bank Notes....     3,492,882      3,487,300     4,999,354     4,995,300
  U.S. Treasury Notes.............     6,956,248      6,976,250     1,997,436     2,001,880
  U.S. Treasury Bills.............        65,871         69,000        63,075        63,360
Other investments:
  Mortgage notes receivables......     1,832,707      1,832,707       892,672       892,672
                                    ------------   ------------   -----------   -----------
                                    $109,054,782   $110,651,658   $77,945,425   $78,392,395
                                    ============   ============   ===========   ===========

                          DORAL FINANCIAL CORPORATION

     Management has the intent to hold these securities and believes it has the ability to hold them to maturity by obtaining continuing financing under its existing credit facilities. In addition, part of the above securities are held by Doral Federal which has the ability to finance these securities with deposits, advances from Federal Home Loan Bank of N.Y. and other long-term funding sources.

     At December 31, 1996, CMO certificates include approximately $4,550,000 of interest only certificates.

     At December 31, 1996, securities held to maturity include approximately $16,220,000 pledged to secure public funds deposited in Doral Federal.

     Contractual maturities of securities held to maturity at December 31, 1996 are as follows:

                                                      MBS       DEBT SECURITIES     OTHER
                                                  -----------   ---------------   ----------
Within one year.................................  $        --     $    65,871     $1,832,707
After 1 year through five years.................   12,487,500       8,956,248             --
After 5 years through 10 years..................   12,483,350       1,492,882             --
After 10 years..................................   71,736,224              --             --
                                                  -----------     -----------     ----------
                                                  $96,707,074     $10,515,001     $1,832,707
                                                  ===========     ===========     ==========

     Expected maturities on mortgage-backed securities and loans will differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.

     Aggregate gross unrealized holding gains and losses are as follows:

                                                               DECEMBER 31,
                                                 ----------------------------------------
                                                          MBS            DEBT SECURITIES
                                                 ---------------------   ----------------
                                                    1996        1995      1996      1995
                                                 ----------   --------   -------   ------
Gross unrealized holding gains.................  $1,613,352   $480,645   $23,131   $4,730
                                                 ==========   ========   =======   ======
Gross unrealized holding losses................  $   34,025   $ 34,350   $ 5,582   $4,055
                                                 ==========   ========   =======   ======

NOTE 8 -- SECURITIES AVAILABLE FOR SALE

     Securities available for sale consist of the following certificates:

                                                          DECEMBER 31,
                                      -----------------------------------------------------
                                                1996                        1995
                                      -------------------------   -------------------------
                                       AMORTIZED                   AMORTIZED
                                         COST       FAIR VALUE       COST       FAIR VALUE
                                      -----------   -----------   -----------   -----------
FNMA................................  $ 2,241,007   $ 2,133,870   $ 7,164,471   $ 7,132,358
FHLMC...............................    2,364,808     2,277,139     4,413,676     4,381,228
GNMA................................    7,534,100     7,595,531     2,991,994     3,065,411
                                      -----------   -----------   -----------   -----------
                                      $12,139,915   $12,006,540   $14,570,141   $14,578,997
                                      ===========   ===========   ===========   ===========

     Aggregate gross unrealized holding gains and losses are as follows:

                                                                1996       1995
                                                              --------   --------
Gross unrealized holding gains..............................  $ 61,430   $ 95,406
                                                              ========   ========
Gross unrealized holding losses.............................  $194,805   $ 86,550
                                                              ========   ========

     The contractual maturity of the securities available for sale at December 31, 1996 is over ten years.

     Proceeds from sales of securities available for sale during 1996 were approximately $6,548,000. Gross gains of $33,478 were realized on those sales. There were no sales during 1995 and 1994.

                          DORAL FINANCIAL CORPORATION

NOTE 9 -- LOANS RECEIVABLE

     Loans receivable consist of:

                                                                 1996          1995
                                                             ------------   -----------
Residential mortgage loans.................................  $ 91,595,388   $29,480,931
Commercial real estate.....................................    18,461,975     9,204,612
Consumer -- secured by mortgage............................    12,207,143     7,361,606
Construction loans.........................................     2,793,026     2,637,523
Loans on savings deposits..................................     1,771,242     1,939,912
Commercial.................................................     2,047,174       701,650
Consumer -- other..........................................       356,237       323,744
Land secured...............................................       813,975       330,345
                                                             ------------   -----------
     Gross loans...........................................   130,046,160    51,980,323
Less:
  Unearned interest and deferred loan fees.................      (561,315)     (382,894)
  Reserve for loan losses..................................      (719,176)     (242,171)
                                                             ------------   -----------
                                                               (1,280,491)     (625,065)
                                                             ------------   -----------
          Total loans......................................  $128,765,669   $51,355,258
                                                             ============   ===========

     As of December 31, 1996, the Company had loans amounting to approximately $1,728,000 (1995 -- $949,000) on which the accrual of interest income had been discontinued. If these loans had been accruing interest, the additional interest income realized would have been approximately $114,000 (1995 -- $86,000).

     Doral Federal originates adjustable and fixed interest rate loans. The adjustable rate loans have interest rate adjustment limitations and are generally tied to various market indexes. Future market factors may affect the correlation of the interest rate adjustment with the rate Doral Federal pays on the short-term deposits that have primarily funded these loans.

     At December 31, 1996, the composition of loans receivable was as follows:

                                   FIXED RATE

TERM TO MATURITY                                              BOOK VALUE
----------------                                             ------------
1 month - 1 year...........................................  $  3,348,611
1 year - 3 years...........................................     2,010,815
3 years - 5 years..........................................     6,030,170
5 years - 10 years.........................................    32,501,114
10 years - 20 years........................................    44,896,737
More than 20 years.........................................    35,722,130
Non-performing.............................................     1,540,177
                                                             ------------
                                                             $126,049,754
                                                             ============

                                ADJUSTABLE RATE

TERM TO DATE OF RATE ADJUSTMENT                               BOOK VALUE
-------------------------------                              ------------
1 month - 1 year...........................................  $  3,808,206
Non-performing.............................................       188,200
                                                             ------------
                                                             $  3,996,406
                                                             ============

                          DORAL FINANCIAL CORPORATION

NOTE 10 -- ALLOWANCES FOR LOSSES

     The changes in the allowances for losses were as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1996          1995          1994
                                                         ----------    ----------    ----------
Accounts receivable and mortgage servicing advances:
  Balance at beginning of period.......................  $1,805,701    $1,563,701    $1,446,563
  Provision for losses.................................     142,000       242,000       132,000
  Losses charged to the allowance......................    (514,927)           --       (14,862)
                                                         ----------    ----------    ----------
     Balance at the end of period......................  $1,432,774    $1,805,701    $1,563,701
                                                         ==========    ==========    ==========
Real estate held for sale:
  Balance at beginning of period.......................  $  356,035    $  356,035    $  525,000
  Provision for losses.................................          --            --            --
  Losses charged to the allowance......................          --            --      (168,965)
                                                         ----------    ----------    ----------
     Balance at the end of period......................  $  356,035    $  356,035    $  356,035
                                                         ==========    ==========    ==========
Reserve for bank loan losses:
  Balance at beginning of period.......................  $  242,171    $  428,046    $  234,200
  Provision for loan losses............................     655,000       110,000       167,523
  Recoveries...........................................      48,540         6,810        26,323
  Losses charged to the allowance......................    (226,535)     (302,685)           --
                                                         ----------    ----------    ----------
     Balance at the end of period......................  $  719,176    $  242,171    $  428,046
                                                         ==========    ==========    ==========

NOTE 11 -- EXCESS SERVICING FEES RECEIVABLE

     The changes in excess servicing fees receivable are shown below:

                                                          YEAR ENDED DECEMBER 31,
                                                   --------------------------------------
                                                      1996          1995          1994
                                                   -----------   -----------   ----------
Balance at beginning of period...................  $10,407,297   $ 8,756,589   $3,463,945
Additions........................................   15,899,555     2,638,790    5,859,312
Amortization
  Scheduled......................................   (1,628,427)     (988,082)    (566,668)
  Unscheduled....................................           --            --           --
                                                   -----------   -----------   ----------
Balance at the end of period.....................  $24,678,425   $10,407,297   $8,756,589
                                                   ===========   ===========   ==========

     There was no impairment of excess servicing fees receivable during any of the above periods.

                          DORAL FINANCIAL CORPORATION

NOTE 12 -- PROPERTY, LEASEHOLD IMPROVEMENTS AND EQUIPMENT

     Property, leasehold improvements and equipment consist of:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
Office furniture and equipment..............................  $ 6,763,942   $ 6,076,902
Leasehold improvements......................................    5,383,776     4,634,187
Automobiles.................................................      334,880       262,428
Office building.............................................      361,794       335,982
Real estate under rental agreements.........................       73,660        73,660
                                                              -----------   -----------
                                                               12,918,052    11,383,159
Less -- Accumulated depreciation and amortization...........   (6,515,397)   (4,956,434)
                                                              -----------   -----------
                                                                6,402,655     6,426,725
Land........................................................    2,956,895        78,000
                                                              -----------   -----------
                                                              $ 9,359,550   $ 6,504,725
                                                              ===========   ===========

NOTE 13 -- MORTGAGE SERVICING RIGHTS

     The changes in mortgage servicing rights are shown below:

                                                                  YEAR ENDED DECEMBER 31,
                                                           --------------------------------------
                                                              1996          1995          1994
                                                           -----------   -----------   ----------
Balance at beginning of period...........................  $11,164,065   $ 3,543,032   $3,994,788
Capitalization of rights.................................   10,803,661     7,901,308      581,130
Rights sold..............................................           --       (24,052)    (302,827)
Rights purchased.........................................           --       305,831           --
Impairments..............................................           --            --           --
Amortization:
  Scheduled..............................................     (998,789)     (562,054)    (730,059)
  Unscheduled............................................           --            --           --
                                                           -----------   -----------   ----------
Balance at the end of period.............................  $20,968,937   $11,164,065   $3,543,032
                                                           ===========   ===========   ==========

     The Company's servicing portfolio amounted to approximately $3,100,000,000 and $2,668,000,000 at December 31, 1996 and 1995, respectively, including $74,390,000 and $85,170,000 respectively, of loans sold with recourse which are not government guaranteed or insured.

     During the years ended December 31, 1996, 1995 and 1994, the Company sold rights to service loans amounting to approximately $102,000,000, $310,000,000 and $202,000,000, respectively. Mostly all sales were from pre-SFAS No. 122. During the years ended December 31, 1996 and 1994, the Company did not purchase rights to service loans (1995 -- $40,000,000). The carrying amount of those mortgage servicing rights recorded post-SFAS No. 122 approximates its fair value.

                          DORAL FINANCIAL CORPORATION

NOTE 14 -- ACCOUNTS PAYABLE AND OTHER LIABILITIES

     Accounts payable and other liabilities consist of the following:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
Amounts retained on mortgage loans, generally paid within 5
  days......................................................  $ 3,427,154   $ 2,164,834
Customer mortgages and closing expenses payable.............    2,360,763     1,756,931
Deferred compensation plan..................................    2,605,658     1,982,142
Incentive compensation payable..............................    5,900,768     2,162,867
Accrued expenses and other payables.........................   12,698,012     7,957,291
                                                              -----------   -----------
                                                              $26,992,355   $16,024,065
                                                              ===========   ===========

NOTE 15 -- LOANS PAYABLE

     At December 31, 1996 and 1995, the Company had several mortgage warehousing lines of credit and gestation or presale facilities totaling $595,000,000 and $525,000,000, respectively. Advances under these facilities are secured by loans held for inclusion in GNMA, FNMA and FHLMC pools or for sale to financial investors.

     Loans payable consist of the following:

                                                                  DECEMBER 31,
                                                          ----------------------------
                                                              1996            1995
                                                          ------------    ------------
Loans payable resulting from use of warehousing lines of
  credit and gestation or presale facilities, due in
  1997. At various variable rates averaging -- 6.69% and
  6.77% at December 31, 1996 and 1995, respectively, and
  other financing arrangements..........................  $186,413,927    $171,277,562
Securities sold short at 7.5% due on January 1997
  (1995 -- due December 31, 1996).......................     9,982,700      22,089,547
Amount payable in connection with securities returned
  under put arrangement on January 1996, at 7.50%.......            --      41,000,000
                                                          ------------    ------------
                                                          $196,396,627    $234,367,109
                                                          ============    ============

     Maximum borrowings outstanding at any month-end during 1996 and 1995 were $223,000,000 and $280,000,000, respectively. The approximate average outstanding borrowings during the periods were $203,000,000 and $223,000,000, respectively. The weighted average interest rate of such borrowings, computed on a monthly basis, was 6.71% in 1996 and 7.15% in 1995.

     In 1995, DFC entered into a Syndicated Credit Agreement (the "Syndicated Credit Agreement") with five banks providing for three credit facilities totaling up to $125 million. The credit facilities were structured by Bankers Trust Company, as administrative and syndicate agent. The three facilities include: (i) a $100 million secured one-year revolving warehousing credit facility to finance residential mortgage loans and mortgage-backed securities;
(ii) a $7 million secured one-year revolving credit facility to provide financing for receivables and working capital needs; and (iii) a $18 million five-year senior secured term loan, secured with a portion of the Company's servicing portfolio, to finance the acquisition of additional servicing rights and general working capital purposes. On September 25, 1996, the Syndicated Credit Agreement was amended and restated to extend the maturity date until June 27, 1997, and add an additional $3 million to the working capital line. In addition, the third facility was repaid and eliminated from the amended Syndicated Credit Agreement. The amounts available under the Syndicate Credit Agreement are subject to a borrowing base which consists of mortgage loans and mortgage-backed securities for the first facility and receivables relating

                          DORAL FINANCIAL CORPORATION
to servicing advances and real estate owned for the second facility. Loans payable include advances from the warehousing credit facility. Advances from the other facility is included in notes payable.

     The existing warehousing credit facilities, the Syndicated Credit Agreement and other financing arrangements require the Company to maintain certain capital ratios and to comply with other requirements. At December 31, 1996, the Company was in compliance with these requirements.

NOTE 16 -- SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     The Company sells mortgage-backed securities and mortgage loans under agreements to repurchase. At December 31, 1996 and 1995, the Company had several repurchase agreement lines of credit, totaling $692,000,000 and $617,000,000, respectively. At December 31, 1996 and 1995, the Company had a liability of $387,651,266 and $363,615,500, respectively, relating to such agreements at interest rates ranging from 5.32% to 6.50% in 1996 and 5.09% to 6.95% in 1995.

                          DORAL FINANCIAL CORPORATION

     These agreements mature at various dates as follows:

                                                                        APPROXIMATE MARKET
                                                        REPURCHASE      AND BOOK VALUE OF
TYPE OF SECURITY                                        LIABILITY     UNDERLYING SECURITIES
----------------                                       ------------   ----------------------
December 31, 1996:
  GNMA(1)............................................  $116,459,015        $122,827,388
  FHLMC(1)...........................................     6,030,638           6,176,947
  FNMA(1)............................................       763,266             929,498
  CMO Certificates(1)................................    70,467,504          76,752,780
  FHLB Discount Note(1)..............................       159,905             160,000
                                                       ------------        ------------
                                                        193,880,328         206,846,613
                                                       ------------        ------------
  GNMA(2)............................................    97,513,474         106,275,154
  FHLMC(2)...........................................       170,608             192,775
  CMO Certificates(2)................................    36,165,588          48,891,806
                                                       ------------        ------------
                                                        133,849,670         155,359,735
                                                       ------------        ------------
  GNMA (3)...........................................     4,437,827           4,510,502
                                                       ------------        ------------
  CMO Certificates (4)...............................    55,483,441          64,514,858
                                                       ------------        ------------
                                                       $387,651,266        $431,231,708
                                                       ============        ============
December 31, 1995:
  GNMA(1)............................................  $143,475,000        $152,157,723
  FHLMC(1)...........................................     6,917,000           7,091,819
  FNMA(1)............................................     1,001,000             986,515
  CMO Certificates(1)................................   126,630,000         148,223,489
                                                       ------------        ------------
                                                        278,023,000         308,459,546
                                                       ------------        ------------
  GNMA(2)............................................    39,998,000          42,541,205
  CMO Certificates(2)................................    25,554,000          29,707,699
                                                       ------------        ------------
                                                         65,552,000          72,248,904
                                                       ------------        ------------
  GNMA(3)............................................     5,014,000           5,708,786
                                                       ------------        ------------
  CMO Certificates(4)................................    15,026,500          17,767,400
                                                       ------------        ------------
                                                       $363,615,500        $404,184,636
                                                       ============        ============

---------------

(1) Term up to 30 days
(2) Term over 30 days to 120 days
(3) Term over 120 days to 1 year
(4) Term between 3 to 5 years

     Maximum borrowings outstanding at any month-end during 1996 and 1995 under the repurchase agreements were $413,000,000 and $389,000,000, respectively. The approximate average borrowings outstanding during the periods were $387,000,000 and $368,000,000, respectively. The weighted average interest rate of such borrowings, computed on a monthly basis was 5.45% in 1996 and 5.90% in 1995.

                          DORAL FINANCIAL CORPORATION

     At December 31, 1996, securities sold under agreements to repurchase are classified by dealer as follows:

                                                                            APPROXIMATE MARKET
                                                                           VALUE OF UNDERLYING
                                                   BALANCE OF BORROWING         SECURITIES
                                                   --------------------   ----------------------
BP Capital Markets, Inc..........................      $114,150,827            $133,702,984
Paine Webber, Inc. of Puerto Rico................        23,018,000              26,392,352
Merrill Lynch Government Securities of Puerto
  Rico, SA.......................................       184,596,457             199,848,841
Bear Stearns Securities Corp.....................        14,362,000              15,285,675
CS First Boston Corporation......................         4,025,000               4,330,308
Privately placed with institutions and other
  investors......................................        27,305,982              29,264,775
Conservation Trust of Puerto Rico................        20,193,000              22,406,773
                                                       ------------            ------------
          Total..................................      $387,651,266            $431,231,708
                                                       ============            ============

NOTE 17 -- NOTES PAYABLE

     Notes payable consist of the following:

                                                                    DECEMBER 31,
                                                             --------------------------
                                                                 1996          1995
                                                             ------------   -----------
Demand note payable at 9% interest, collateralized by CMO
  certificates.............................................  $  1,000,000   $ 1,000,000
Unsecured medium term notes, payable at interest rates
  ranging from 7.00% to 13.63%, final payment dates ranging
  from January to June 1997................................       660,000     1,590,000
Unsecured notes, payable at interest rates ranging from
  6.50% to 9.25%, final payment dates ranging from January
  1997 to May 2001.........................................     4,675,000     5,915,480
Note payable to bank, collateralized by CMO certificates,
  at 8.50% interest rate and due on October 10, 1997.......     9,275,447     9,776,676
Term-notes payable to corporate investors, collateralized
  by stand-by letters of credit issued by the Federal Home
  Loan Bank of New York:
  at 5.55% maturing on October 13, 2000....................     8,100,000     8,100,000
  at a variable rate (4.67% at December 31, 1996) maturing
     on November 17, 2000..................................     5,000,000     5,000,000
  at 5.23% maturing on November 27, 2000...................     5,000,000     5,000,000
  at 6.05% maturing on May 23, 2001........................     5,000,000            --
  at 5.98% maturing on June 19, 2001.......................    10,000,000            --
  at 6.30% maturing on September 18, 2001..................    10,000,000            --
  at 6.28% maturing on September 24, 2001..................    10,000,000            --
Note payable to bank, at 7.15% interest rate, due June 27,
  1997.....................................................     3,000,000            --
Note payable to bank, collateralized by CMO certificates,
  at 8.00% interest rate and due on February 15, 1997......     3,280,882            --
7.84% Senior Notes due on October 10, 2006.................    70,766,494            --

                          DORAL FINANCIAL CORPORATION

                                                                    DECEMBER 31,
                                                             --------------------------
                                                                 1996          1995
                                                             ------------   -----------
Mortgage note secured by land at 7.63% interest rate and
  due on June 11, 1997.....................................     2,135,000            --
Loan payable to Bank, collateralized by mortgage servicing
  rights held by the Company...............................            --    15,300,000
                                                             ------------   -----------
                                                             $147,892,823   $51,682,156
                                                             ============   ===========

     At December 31, 1996, the scheduled aggregate annual maturities of notes payable were approximately as follows:

YEAR ENDING DECEMBER 31,
------------------------
          1997..............................................  $ 21,741,329
          1998..............................................       735,000
          1999..............................................     1,500,000
          2000..............................................    18,100,000
          2001..............................................    35,050,000
          2002 and thereafter...............................    75,000,000
                                                              ------------
                                                               152,126,139
          Less: Debt issuance costs including interest rate
            hedging costs...................................    (4,233,506)
                                                              ------------
                                                              $147,892,823
                                                              ============

NOTE 18 -- CONVERTIBLE SUBORDINATED DEBENTURES

     Consists of 8.25% Convertible Subordinated Debentures due January 1, 2006 (the "Subordinated Convertible Debentures") sold to BanPonce Corporation ("BanPonce") under a Debenture Purchase Agreement (the "Debenture Agreement"). The Subordinated Convertible Debentures are convertible into shares of common stock of the Company at a conversion price of $8.75 per share (after giving effect to the stock split), subject to adjustments in certain events. The Subordinated Convertible Debentures are subordinated to all existing and future senior debt of the Company (as defined in the Debenture Agreement). Under the Debenture Agreement, BanPonce has the right to acquire up to 200,000 additional shares of the Company's common stock at a price of $8.75 per share (subject to adjustment in certain events) to the extent that its investment in the Company is reduced below 5% on a fully-diluted basis. Such right to acquire the additional shares expires on June 30, 1999 and is subject to termination upon the occurrence of certain corporate events involving the acquisition of the Company.

NOTE 19 -- DEPOSIT ACCOUNT

     At December 31, 1996, deposits and their weighted average interest rates are summarized as follows:

                                                         1996                  1995
                                                  -------------------   ------------------
                                                     AMOUNT       %       AMOUNT       %
                                                  ------------   ----   -----------   ----
Certificates of deposit.........................  $ 99,614,530   5.87   $52,326,703   6.12
Regular savings.................................    17,054,578   4.36    10,271,981   3.68
NOW accounts....................................     6,330,229   3.46     2,046,765   3.35
Non interest-bearing deposits...................    35,902,474     --    31,094,992     --
                                                  ------------          -----------
                                                  $158,901,811          $95,740,441
                                                  ============          ===========

     At December 31, 1996, certificates of deposit over $100,000 amounted to $44,025,000.

                          DORAL FINANCIAL CORPORATION

     A summary of certificates of deposit by maturity as of December 31, 1996 follows:

                                                                 1996          1995
                                                              -----------   -----------
Within one year.............................................  $64,534,289   $40,465,351
One to three years..........................................   12,253,299     5,252,095
Over three years............................................   22,826,942     6,609,257
                                                              -----------   -----------
                                                              $99,614,530   $52,326,703
                                                              ===========   ===========

     A summary of certificates of deposit by interest rate at December 31, 1996 follows:

RATE                                                            AMOUNT
----                                                          -----------
2.99% or less...............................................  $    40,000
From 3.00% to 3.99%.........................................        5,000
From 4.00% to 4.99%.........................................         None
From 5.00% to 5.99%.........................................   54,292,300
From 6.00% to 6.99%.........................................   36,714,218
From 7.00% to 7.99%.........................................    8,473,012
From 8.00% to 8.99%.........................................       90,000
                                                              -----------
          Total.............................................  $99,614,530
                                                              ===========

     At December 31, 1996, Doral Federal had brokered certificates of deposit amounting to $16,300,000 maturing as follows:

One to three years..........................................  $ 5,460,971
Over three years............................................   10,839,029
                                                              -----------
          Total.............................................  $16,300,000
                                                              ===========

     At December 31, 1996, Doral Federal had deposits from officers, directors, employees and stockholders of the Company amounting to approximately $700,000 (1995 -- $1,100,000).

     The Company as a servicer of loans is required to maintain certain balances on behalf of the borrowers, called escrow funds. At December 31, 1996, escrow funds amounted to approximately $38,519,000 (1995 -- $35,377,000), of which $30,316,000 were deposited with Doral Federal (1995 -- $27,430,000). The remaining escrow funds, $8,203,000 (1995 -- $7,947,000) were deposited with other banks and therefore excluded from the Company's assets and liabilities.

NOTE 20 -- ADVANCES FROM THE FEDERAL HOME LOAN BANK

     At December 31, 1996, advances from the Federal Home Loan Bank of New York ("FHLB") consist of the following:

6.307% due on July 21, 2000.................................  $ 5,000,000
6.445% due on July 17, 2002.................................    5,000,000
5.959% due on January 29, 2003..............................    5,000,000
                                                              -----------
          Total.............................................  $15,000,000
                                                              ===========

     At December 31, 1996, the Company had qualified collateral, in the form of first mortgage notes and mortgage-backed securities with a carrying value of $82,705,750 which were pledged to secure the above advances from the FHLB and stand-by letters of credit issued by the FHLB as collateral for the term-notes in the amount of $53,100,000 shown under notes payable.

                          DORAL FINANCIAL CORPORATION

NOTE 21 -- INCOME TAXES

     Under the provisions of Law No. 38 of May 20, 1983, the Company is exempt from the payment of Puerto Rico income taxes on the interest earned on mortgage loans on residential properties located in Puerto Rico which were executed after June 30, 1983, and are insured or guaranteed pursuant to the provisions of the National Housing Act of June 27, 1934, as amended, and pursuant to the Provisions of the Servicemen's Readjustment Act of 1944, as amended. Accordingly, the Company holds exempt loans and mortgage-backed securities for periods of time prior to sale in order to maximize the tax exempt interest produced by these securities and loans. Therefore, net interest income has generally represented a greater proportion of the Company's total net income than that of a typical non-Puerto Rican mortgage banking institution.

     Doral Federal, as a federally chartered financial institution operating in Puerto Rico, is subject to U.S. Federal income taxes. Doral Federal has filed an election under Section 936 of the U.S. Internal Revenue Code, whereby a possession tax credit is allowed for part of the federal income taxes attributable to income from operations in Puerto Rico. The 1996 Omnibus Budget Reconciliation Act repealed the Section 936 for U.S. business operations in Puerto Rico, effective for the taxable years beginning on January 1, 1996. A 10-year grandfather period was provided for existing credit claimants such as Doral Federal. The Company has experienced no significant adverse effect because of the repeal.

     The mortgage banking operations of the Company conducted through Puerto Rico corporations are not subject to United States income tax for business carried out in Puerto Rico. Substantially all of the Company's mortgage banking operations are conducted in Puerto Rico, therefore, the amount of U.S. income taxes with respect to such operations is not significant.

     Consolidated tax returns are not permitted under the Puerto Rico Internal Revenue Code, therefore, income tax returns are filed individually by each Company.

     The provision for income taxes differs from amounts computed by applying the applicable Puerto Rico statutory tax rate to income before taxes. A reconciliation of the difference follows:

                                                          YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                     1996          1995          1994
                                                  -----------   -----------   -----------
Income before income taxes......................  $31,278,639   $22,060,517   $20,840,112
                                                  ===========   ===========   ===========

                                           % OF PRETAX                  % OF PRETAX                  % OF PRETAX
                               AMOUNT        INCOME         AMOUNT        INCOME         AMOUNT        INCOME
                            ------------   -----------   ------------   -----------   ------------   -----------
Tax at statutory rates....  $ 12,198,669       39.0      $  9,265,417       42.0      $  8,752,847       42.0
Tax effect of exempt
  interest
  income -- net...........    (8,502,187)     (27.2)       (4,590,485)     (20.8)       (5,435,541)     (26.1)
Tax effect of capital
  gains...................                                                                (510,588)      (2.5)
Tax effect of amortization
  of goodwill, other non-
  deductible expenses and
  other...................       541,642        1.7          (281,246)      (1.3)          602,877        2.9
Tax effect of shares
  issued under employment
  contracts...............            --         --        (1,893,473)      (8.6)               --         --
                            ------------      -----      ------------      -----      ------------      -----
Provision for income
  taxes...................  $  4,238,124       13.5      $  2,500,213       11.3      $  3,409,595       16.3
                            ============      =====      ============      =====      ============      =====

                          DORAL FINANCIAL CORPORATION

     At December 31, 1996, the components of the net deferred tax liability are:

                                                                 1996          1995
                                                             ------------   -----------
Deferred tax liabilities resulting from:
  Untaxed income...........................................  $(12,990,675)  $(6,460,876)
  Deferred costs...........................................    (1,643,124)   (1,986,637)
                                                             ------------   -----------
                                                              (14,633,799)   (8,447,513)
                                                             ------------   -----------
Deferred tax assets:
  Unrealized losses........................................     1,570,277     1,108,105
  Deferred income..........................................     3,655,434     1,539,361
  Net operating loss.......................................       773,148       922,979
  Reserve for doubtful accounts and others.................       262,935            --
                                                             ------------   -----------
                                                                6,261,794     3,570,445
                                                             ------------   -----------
Net deferred tax liability.................................  $ (8,372,005)  $(4,877,068)
                                                             ============   ===========

     Deferred income tax expense for the year ended December 31, 1994 amounted to $1,316,899 of which $436,899 is presented as current and $880,000 is shown as part of the cumulative effect of change in accounting principle.

     At December 31, 1996, a subsidiary had net operating losses available to offset future taxable Puerto Rico source income amounting to approximately $1,982,000 expiring in 2001.

NOTE 22 -- RELATED PARTY TRANSACTIONS

     Mortgage loans held for sale include approximately $230,000 of loans to various officers of the Company at prevailing interest rates (1995 -- $460,000).

     The Company paid a computer service bureau, in which it holds a 33% interest, $900,000, $860,000 and $726,000 for services rendered during the years ended December 31, 1996, 1995 and 1994, respectively. At December 31, 1996 and 1995, the Company's equity in this service bureau was not significant.

     The Company has a 15% interest in a real estate partnership amounting to approximately $135,000 and which is carried at cost because of its lack of materiality. At December 31, 1996 and 1995, securities held to maturity include approximately $1,800,000 and $890,000, respectively, due from the Partnership.

NOTE 23 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments may include commitments to extend credit and sell mortgage-backed securities and loans, and options on futures contracts. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

     The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. At December 31, 1996, commitments to extend credit to individuals for residential mortgages amounted to approximately $5,000,000 and commitments to sell mortgage-backed securities and loans amounted to approximately $32,000,000. Management believes that the Company has the ability to meet these commitments and that no loss will result from the

                          DORAL FINANCIAL CORPORATION
same. Commitments to extend credit are agreements to lend to a customer as long as the conditions established in the contract are met. Commitments generally have fixed expiration dates or other termination clauses.

     Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterpart. A geographic concentration exists within the Company's mortgage loans portfolio since most of the Company's business activity is with customers located in Puerto Rico.

     The Company controls the credit risk of its future contracts through credit approvals, limits and monitoring procedures. Options on future contracts confer the right from sellers to buyers to take a future position at a stated price. Risks arise from the possible inability of counterparts to meet the terms of their contracts and from movements in securities values and interest rates. Collateral for securities purchased under agreements to resell is kept by the seller under custody agreements. Collateral for securities sold under agreements to repurchase is kept by the purchaser.

NOTE 24 -- PENSION AND COMPENSATION PLANS

     The Company has a noncontributory target benefit pension plan ("the Plan"). The Plan generally covers all full time Company employees that have completed one year of service and have attained age 21.

     Under the Plan, the Company contributes annually the funding amount which is projected to be necessary to fund the target benefit. The target benefit is based on years of service and employees' compensation, as defined in the Plan. The Company has the right to terminate the Plan at any time. Upon termination, all amounts credited to the participants' accounts will become 100% vested.

     Contributions to the Plan during the years ended December 31, 1996, 1995 and 1994 amounted to approximately $722,000, $640,000 and $700,000, respectively. Plan assets consist principally of mortgage loans and mortgage-backed securities.

     The Company has unfunded deferred incentive compensation arrangements (the "Deferred Compensation") with certain employees. The Deferred Compensation is determined as a percentage of net income arising from the mortgage banking activities, as defined, and is payable to participants after a five-year vesting period. The expense for the years ended December 31, 1996 and 1995 amounted to approximately $232,000 and $62,000, respectively. For the year ended December 31, 1994 there was no deferred compensation expense.

     The Company also has incentive compensation arrangements with certain employees payable currently. The incentive payments are based on the amount of consolidated net income in excess of an established return on stockholders' equity, as defined in the agreements. The expense under these arrangements for the years ended December 31, 1996, 1995 and 1994 amounted to approximately $6,446,000, $2,415,000 and $2,721,000, respectively.

                          DORAL FINANCIAL CORPORATION

NOTE 25 -- COMMITMENTS AND CONTINGENCIES

     The Company has several noncancellable operating leases for office facilities expiring through 2005. Total minimum rental commitments for leases in effect at December 31, 1996 are as follows:

YEAR                                                            AMOUNT
----                                                          ----------
1997........................................................  $1,538,000
1998........................................................     938,000
1999........................................................     400,000
2000........................................................     247,000
2001........................................................     229,000
2002 and thereafter.........................................   5,590,000

     Total rental expense for the years ended December 31, 1996, 1995 and 1994 amounted to approximately $2,100,000, $2,100,000 and $2,000,000, respectively.

     The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position or results of operations of the Company.

     From time to time the Company may sell mortgage-backed securities with put options. At December 31, 1996, the amounts outstanding under these arrangements were as follows:

                                                                 AMOUNT
DATES ON WHICH PUT EXPIRES                                    OUTSTANDING
--------------------------                                    ------------
Within six months...........................................  $ 55,932,000
One to two years............................................    34,405,000
Three years and thereafter..................................    14,663,000
                                                              ------------
                                                              $105,000,000
                                                              ============

     If the put option is exercised, the Company would have to buy back these securities at an agreed price, adjusted for future prepayments. As part of its hedging program, the Company includes the risks associated with its put arrangements.

     The Insurance and Indemnity Agreements (the "Agreements") covering certain financial guaranty insurance policies covering the payment of senior certificates issued by CMO grantors trusts established by the Company, provide, among other things, that the Company cannot sell, transfer or pledge the residual certificates issued by the trusts (amounting to approximately $4,833,000) without the insurance company approval because the residual certificates are pledged as collateral to the insurance company.

     DFC currently benefits from Puerto Rico tax laws. Of particular importance is the current income tax exemption, available under Puerto Rico law for interest on FHA loans and VA loans secured by residential property located in Puerto Rico and mortgage-backed securities backed by such mortgage loans. As a result of this exemption, DFC has been able to sell tax-exempt Puerto Rico GNMA mortgage-backed securities to local investors at higher prices than those at which comparable instruments would be sold in the mainland United States. This exemption has also permitted the Company to reduce its effective tax rate, since a significant portion of its net interest income is tax exempt. The government of Puerto Rico announced that it plans to eliminate the exemption on new FHA and VA loans closed after July 1, 1997, except for loans made to finance the purchase of homes in low and moderate income housing projects sponsored by local housing authorities. This proposal must be approved by the Puerto Rico legislature before becoming effective. Such interest income would be taxed at a preferential rate of 17%. FHA and VA loans closed before July 1, 1997, as well as securities backed by such mortgage loans would continue to be tax exempt.

                          DORAL FINANCIAL CORPORATION

     While the impact of such proposal cannot be fully measured until management has the opportunity to review the implementing legislation as finally approved, management believes that the adoption of the proposal in its current form would not have a material adverse effect in the Company's results of operations.

NOTE 26 -- CAPITAL STOCK AND PAID-IN CAPITAL

     The authorized number of shares of Common Stock was increased during 1996 from 10,000,000 to 20,000,000 shares. During 1997, the authorized number of shares of Common Stock was increased to 50,000,000.

     The Company has a Restricted Stock Plan (the "Restricted Stock Plan") and a Stock Option Plan. The Restricted Stock Plan provides for the granting of up to 500,000 shares of common stock to selected officers at no cost. During 1994 and prior years 355,612 shares were awarded and issued under the Restricted Stock Plan. No additional shares have been awarded subsequent to 1994. The terms of the Restricted Stock Plan permit the imposition of restrictions ranging from one to five years on the sale or disposition of the shares issued. The Stock Option Plan provides for the granting to selected officers and key employees of option to purchase up to 600,000 shares of common stock at prices equal to the fair market value on date of grant. No options have been awarded.

     All of the outstanding shares of the Company's 10.5% Cumulative Convertible Preferred Stock Series A, were redeemed in May 1996.

     Present regulations limit the amount of dividends that Doral Federal may pay. Payment of such dividends is prohibited if, among other things, the effect of such payment would cause the capital of Doral Federal to fall below the regulatory capital requirements.

     The ability of the Company to pay dividends in the future is limited by various restrictive covenants contained in the debt agreements of the Company, the earnings, cash position and capital needs of the Company, general business conditions and other factors deemed relevant by the Company's Board of Directors. The Company is prohibited under the Indenture for the Senior Notes and the Debenture Agreement from paying dividends on any capital stock (other than dividends payable in capital stock or in stock rights), if an event of default under any such agreements exist at such time, or if the amount of dividends payable by the Company together with the aggregate amount of dividends paid and other capital distributions made since specified dates exceed a defined amount. In addition, under the Debenture Agreement, the Syndicated Credit Agreement, the Senior Notes Indenture and other debt agreements of the Company, the Company is prohibited from paying dividends if it fails to maintain specified minimum levels of net worth, net earnings to debt service and dividends ratios, and certain other financial ratios.

NOTE 27 -- SUPPLEMENTAL INCOME STATEMENT INFORMATION

     Employee costs and other expenses are shown in the Consolidated Statement of Income and Retained Earnings net of direct loan origination costs. Pursuant to SFAS No. 91 direct loan origination costs are capitalized as part of the carrying cost of mortgage loans and are offset against mortgage loan sales and fees when the loans are sold. Without the application of SFAS No. 91, employee costs and other expenses would have been as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                     1996          1995          1994
                                                  -----------   -----------   -----------
Employee costs..................................  $31,487,527   $24,395,306   $28,537,321
                                                  ===========   ===========   ===========
Other expenses..................................  $13,104,839   $12,042,064   $12,802,432
                                                  ===========   ===========   ===========

                          DORAL FINANCIAL CORPORATION

     Set forth below is a breakdown of direct loan origination costs that were capitalized as part of the carrying cost of mortgage loans inventory or offset against mortgage loan sales and fees.

                                                          YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                     1996          1995          1994
                                                  -----------   -----------   -----------
Offset against mortgage loan sales and fees.....  $22,006,118   $16,398,038   $21,008,323
Capitalized as part of loan inventory...........    4,213,138     5,093,940     5,093,940
                                                  -----------   -----------   -----------
                                                  $26,219,256   $21,491,978   $26,102,263
                                                  ===========   ===========   ===========

NOTE 28 -- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1996 and 1995. FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of financial instruments as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts.

                                                              1996                     1995
                                                     -----------------------   ---------------------
                                                      CARRYING                 CARRYING
                                                       AMOUNT     FAIR VALUE    AMOUNT    FAIR VALUE
                                                     ----------   ----------   --------   ----------
                                                                     (IN THOUSANDS)
Financial assets:
  Cash and cash equivalents........................  $   81,213   $   81,213   $ 59,872    $ 59,872
  Mortgage loans held for sale.....................     261,608      265,190    244,132     244,148
  Securities held for trading......................     411,447      411,447    407,941     407,941
  Securities held to maturity......................     109,055      110,652     77,945      78,392
  Securities available for sale....................      12,007       12,007     14,579      14,579
  Loans receivable.................................     128,766      128,766     51,355      51,355
  Accounts receivable and mortgage servicing
     advances......................................      15,882       15,882      9,592       9,592
  Accrued interest receivable......................      10,091       10,091      8,155       8,155
  Excess servicing fees receivable.................      24,678       24,678     10,407      10,407
  Mortgage servicing rights........................      20,969       20,969     11,164      11,164
                                                     ----------   ----------   --------    --------
                                                     $1,075,716   $1,080,895   $895,142    $895,605
                                                     ==========   ==========   ========    ========
Financial liabilities:
  Loans payable....................................  $  196,397   $  196,397   $234,367    $234,367
  Securities sold under agreements to repurchase...     387,651      387,651    363,616     363,616
  Deposit accounts.................................     158,902      158,902     95,740      95,740
  Notes payable....................................     147,893      147,893     51,682      51,682
  Advances from FHLB...............................      15,000       15,000     10,407      10,407
  Payables and accrued liabilities.................      26,992       26,992     16,024      16,024
  Convertible Subordinated Debentures..............      10,000       10,000     10,000      10,000
  Income tax payable...............................       8,589        8,589      5,265       5,265
                                                     ----------   ----------   --------    --------
                                                     $  951,424   $  951,424   $787,101    $787,101
                                                     ==========   ==========   ========    ========

     The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

          Cash and cash equivalents: valued at the carrying amounts in the consolidated balance sheet. The carrying amounts are reasonable estimates of fair value due to the short period to maturity. This approach

                          DORAL FINANCIAL CORPORATION
     applies to cash and cash equivalents, accounts receivable and mortgage servicing advances, accrued interest receivables and the majority of short-term financial liabilities.

          Mortgage loans held for sale, securities held for trading, securities held to maturity and securities available-for-sale: valued at quoted market prices if available. For securities without quoted prices, fair values represent quoted market prices for comparable instruments. In a few other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk.

          Loans receivable: valued on the basis of estimated future principal and interest cash flows, discounted at various rates. Loan prepayments are assumed to occur at rates experienced in previous periods when interest rates were at levels similar to current levels, adjusted for any differences in interest rate outlook. Future cash flows for homogeneous categories of loans, such as residential mortgage loans, are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers with similar credit profiles. Quoted market prices for securities backed by similar loans, adjusted for different loan characteristics, are also used in estimating fair value.

          Excess servicing fees receivable and mortgage servicing rights: valued based on the present value of the estimated remaining future servicing fee revenue.

          Deposit accounts: for demand deposits and deposits with no defined maturities, fair value is taken to be the amount payable on demand at the reporting date. The fair values of fixed-maturity deposits, including certificates of deposit, are estimated using rates currently offered for deposits of similar remaining maturities. The value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

          Loans payable and securities sold under agreements to repurchase: The carrying amounts are reasonable estimates of fair values due to short period to maturity.

          Notes payable, advances from FHLB and convertible subordinated debentures: The carrying amounts are reasonable estimates of fair values due to recent issuance date and current interest rates.

          Derivatives: fair value is estimated as the amounts that the Company would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses of open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

NOTE 29 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Financial data showing results of the 1996 and 1995 quarters is presented below. These results are unaudited. In the opinion of management all adjustments necessary for a fair presentation have been included:

                                                                  QUARTERS
                                                    -------------------------------------
                                                      1ST       2ND       3RD       4TH
                                                    -------   -------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
1996
  Revenue.........................................  $26,035   $25,984   $28,148   $27,665
  Net income......................................    6,354     7,034     7,424     6,230
  Net income per share:
     Primary......................................      .36       .39       .40       .34
     Fully diluted................................      .34       .37       .39       .32

                          DORAL FINANCIAL CORPORATION

                                                                  QUARTERS
                                                    -------------------------------------
                                                      1ST       2ND       3RD       4TH
                                                    -------   -------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
1995
  Revenue.........................................  $20,710   $23,277   $23,365   $24,487
  Net income......................................    3,430     6,137     4,928     5,065
  Net income per share:
     Primary......................................      .24       .42       .34       .33
     Fully diluted................................      .23       .41       .32       .31

NOTE 30 -- RISK MANAGEMENT ACTIVITIES

     The Company's principal objective in holding derivatives and certain other financial instruments is the management of interest rate risk arising out of its portfolio holdings and related borrowings. Risk management activities are aimed at optimizing realization on sales of mortgage loans and/or mortgage-backed securities and net interest income, given levels of interest rate risk consistent with the Company's business strategies.

     Asset/liability risk management activities are conducted in the context of Company's sensitivity to interest rate changes. This sensitivity arises due to changes in the value of mortgage loans held for sale and mortgage-backed securities held for trading from the time such assets are originated to the time these are sold. In addition, interest-bearing liabilities reprice more frequently than interest-earning assets and, therefore, the Company is affected by the interrelationships between long-term and short-term interest rates.

     To achieve its risk management objective, the Company uses a combination of derivative financial instruments, particularly, futures and options, as well as other types of contracts such as forward sales commitments.

     As part of the interest rate risk management at December 31, 1996, the Company, as a purchaser, had unexpired options where it had the right to sell bonds and GNMA contracts for a notional amount of $465,000,000. It also had rights to buy bonds and GNMA contracts for a notional amount of $290,000,000. As a writer of options, the Company had unexpired options where it had the obligations to sell bonds and GNMA contracts for a notional amount of $353,000,000, and obligations to buy bonds and GNMA contracts for a notional amount of $210,000,000. In addition, at December 31, 1996 the Company had approximately $32,000,000 of forward commitments to sell mortgage-backed securities and loans.

     Generally, the options purchased or written have expired without being exercised. During the years ended December 31, 1996, 1995 and 1994 net gains (net losses) from these transactions, designated as hedges, amounted to approximately $3,100,000, ($5,400,000) and $2,172,000, respectively. These amounts are presented as part of mortgage loan sales and fees. At December 31, 1996, mortgage loans held for sale includes capitalized costs of unexpired options of approximately $3,185,000. At December 31, 1996, unrealized net losses on open positions related to unexpired options, including capitalized costs, amounted to approximately $5,900,000.

     The credit risk of futures contracts is limited, due to daily cash settlement of the net change in value of open contracts with the exchange in which the instrument is traded. Forwards have a greater degree of credit risk, depending on the types of counterparts involved, as daily cash settlements are not required. Options are contracts that grant the purchaser, for a premium payment, the right to either purchase from or sell to the writer of the option a financial instrument at a specified price within a specified period of time or on a specified date.

     The risk that counterparts to both derivative and cash instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk the Company deals with counterparts of good credit standing, enters into master netting agreements whenever possible and, when appropriate, obtains

                          DORAL FINANCIAL CORPORATION

\collateral. Master netting agreements incorporate rights of set off that provide for the net settlement of subject contracts with the same counterpart in the event of default.

     All derivative financial instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. For example, fluctuations in market prices and interest rates change the market value of the instruments. If the instruments are recognized at market value, these changes directly affect reported income. Exposure to market risk is managed in accordance with risk limits set by senior management by buying or selling instruments or entering into offsetting positions.

     The Company enters into rate swap agreements in managing its interest rate exposure. Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal.

     At December 31, 1996, the Company had outstanding an interest rate swap agreement with an investment banker to change the Company's interest rate exposure. The agreement is for a notional principal amount of $5,000,000 covering the Company's interest rate exposure of a $5,000,000 floating rate term-note. This agreement ends at the time the related obligation matures. The interest rate to be received is 87% of the three-months LIBOR rate minus .125% (4.676% at December 31, 1996) and the interest rate to be paid is 4.92%. Nonperformance by the counterpart will expose the Company to an interest rate risk.

     The Company entered into a transaction to hedge the funding cost of the 7.84% Senior Notes due on October 10, 2006 (the "Senior Notes"). The loss incurred in such transaction has been deferred and is being amortized throughout the life of the Senior Notes as an adjustment to the Notes' yield. Unamortized balance at December 31, 1996 was approximately $2,500,000, and is shown as part of the Senior Notes.

NOTE 31 -- SUBSEQUENT EVENTS

STOCK SPLIT

     On July 10, 1997, the Board of Directors of the Company declared a two-for-one stock split of the Company's common stock held by registered shareholders as of August 18, 1997. The stock split was effected on August 28, 1997. All amounts in the financial statements have been restated to reflect the split.

CONVERTIBLE SUBORDINATED DEBENTURES -- (UNAUDITED)

     Pursuant to the Debenture Agreement (see Note 18) on April 29, 1997, $1,540,000 of the Convertible Subordinated Debentures were converted into 88,000 shares of the Company's common stock at a conversion price of $17.50. On July 9, 1997, the Company entered into an agreement to exchange the remaining Convertible Subordinated Debentures for 8,460 of newly issued 8% Convertible Cumulative Preferred Stock (liquidation preference $1,000 per share)("8% Preferred Stock"). The 8% Preferred Stock is convertible into common stock at a conversion price of $8.75 (after giving effect to the stock split). The 8% Preferred Stock will have a preference in liquidation over the common stock. In addition, the terms of the agreement prohibit the Company from paying dividends on the common stock if the dividend of the 8% Preferred Stock is in arrears. The holder of the 8% Preferred Stock will be entitled to receive cumulative cash dividends when declared by the Board of Directors at an annual rate of 8% of the liquidation preference.

                          DORAL FINANCIAL CORPORATION

     The 8% Preferred Stock is not redeemable prior to January 1, 2001. On or after that date, the 8% Preferred Stock will be redeemable at the option of the Company at the following per share redemption prices:

YEAR                                                          REDEMPTION PRICE
----                                                          ----------------
2001........................................................       $1,020
2002........................................................        1,015
2003........................................................        1,010
2004........................................................        1,005
2005 and thereafter.........................................        1,000

     On October 22, 1997, the holder of the Convertible Subordinated Debentures converted the debentures into 8,460 shares of 8% Preferred Stock with an aggregate liquidation preference of $8,460,000.

     In connection with the conversion of the 8.25% Convertible Subordinated Debentures into 8% Preferred Stock, the Company recorded an extraordinary non-cash loss on extinguishment of debt of $12.3 million. This extraordinary loss was determined based upon the fair market value of the 8% Preferred Stock and the carrying value of the 8.25% Convertible Subordinated Debentures at the time of conversion.

                          DORAL FINANCIAL CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                                              SEPTEMBER 30, 1997   DECEMBER 31, 1996
                                                              ------------------   -----------------
                                                                 (UNAUDITED)           (AUDITED)
                                                               (IN THOUSANDS OF DOLLARS EXCEPT FOR
                                                                        SHARE INFORMATION)
                                               ASSETS
Cash and cash equivalents...................................      $   82,586          $   81,213
Mortgage loans held for sale, net...........................         326,252             261,608
Securities held for trading, net............................         611,297             436,125
Securities held to maturity.................................         191,024             109,055
Securities available for sale...............................          71,548              12,007
Loans receivable, net.......................................         165,702             128,766
Accounts receivable and mortgage servicing advances, net....          20,224              15,882
Accrued interest receivable.................................          12,393              10,091
Servicing asset.............................................          30,624              20,969
Property, leasehold improvements and equipment, net.........          10,861               9,359
Cost in excess of fair value of net assets acquired.........           6,299               6,562
Real estate held for sale, net..............................           2,948               2,246
Prepaid expenses and other assets...........................          14,347              13,113
                                                                  ----------          ----------
                                                                  $1,546,105          $1,106,996
                                                                  ==========          ==========
                                LIABILITIES AND STOCKHOLDERS' EQUITY
Loans payable...............................................      $  218,670          $  196,643
Securities sold under agreements to repurchase..............         688,386             388,213
Deposit accounts............................................         250,945             158,902
Notes payable...............................................         150,141             152,126
Advances from Federal Home Loan Bank of N.Y.................          15,000              15,000
Convertible Subordinated Debentures.........................           8,460              10,000
Accounts payable and other liabilities......................          32,935              26,992
Income tax payable..........................................           1,656                 217
Deferred tax liability......................................           9,233               8,372
                                                                  ----------          ----------
          Total liabilities.................................       1,375,426             956,465
                                                                  ----------          ----------
Commitments and contingencies...............................
                                                                  ----------          ----------
Stockholders' equity:
  Serial Preferred Stock, $1 par value, 2,000,000 shares
     authorized; no shares outstanding......................              --                  --
  Common Stock, $1 par value, 50,000,000 shares authorized;
     18,425,460 shares issued (including 9,212,730 shares
     issued on August 28, 1997 as stock split)
     (1996 -- 18,249,460); 18,397,460 shares outstanding
     (1996 -- 18,221,460)...................................          18,425              18,249
  Paid-in capital...........................................          30,924              29,563
  Retained earnings.........................................         121,327             102,925
  Unrealized gain (loss) on securities available for sale,
     net of deferred tax....................................              55                 (81)
  Treasury stock at par value, 28,000 shares (1996 -- 28,000
     shares)................................................             (28)                (28)
  Unearned compensation under employment contracts..........             (24)                (97)
                                                                  ----------          ----------
          Total stockholders' equity........................         170,679             150,531
                                                                  ----------          ----------
          Total liabilities and stockholders' equity........      $1,546,105          $1,106,996
                                                                  ==========          ==========

         The accompanying notes are an integral part of this statement.

                          DORAL FINANCIAL CORPORATION

             CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

                                                                                            NINE-MONTH
                                                             QUARTER ENDED                 PERIOD ENDED
                                                             SEPTEMBER 30,                SEPTEMBER 30,
                                                       --------------------------   --------------------------
                                                           1997          1996           1997          1996
                                                       ------------   -----------   ------------   -----------
                                                                             (UNAUDITED)
                                                        (IN THOUSANDS OF DOLLARS, EXCEPT FOR PER SHARE DATA)
Revenues:
  Mortgage loans sales and fees......................         7,166         7,049         18,223        20,471
  Servicing income...................................         3,816         2,645         10,863         8,342
  Interest income....................................        23,026        16,430         64,099        49,030
  Gain on sale of servicing rights...................            --         1,813             --         1,813
  Rental and other income............................           398           211          1,128           511
                                                           --------       -------       --------       -------
                                                             34,406        28,148         94,313        80,167
                                                           --------       -------       --------       -------
Expenses:
  Interest...........................................        15,100        10,941         43,214        32,759
  Employee cost, net (See Note g)....................         3,174         1,735          6,308         6,268
  Taxes, other than payroll and income taxes.........           375           303          1,019           785
  Maintenance........................................           253           199            701           488
  Advertising........................................           791           938          2,520         2,561
  Professional services..............................           831           634          2,395         2,021
  Telephone..........................................           544           444          1,531         1,364
  Rent...............................................           647           505          1,844         1,552
  Other, net (See Note g)............................         3,111         3,523          7,960         8,768
                                                           --------       -------       --------       -------
                                                             24,826        19,222         67,492        56,566
                                                           --------       -------       --------       -------
Income before income taxes...........................         9,580         8,926         26,821        23,601
Income taxes:
  Current............................................         1,038            (5)         2,397           663
  Deferred...........................................           (50)        1,507            793         2,127
                                                           --------       -------       --------       -------
                                                                988         1,502          3,190         2,790
                                                           --------       -------       --------       -------
          Net income.................................         8,592         7,424         23,631        20,811
Retained earnings at beginning of period.............       114,575        92,368        102,925        81,892
  Less cash dividends paid:
     Convertible preferred stock.....................            --            --             --            14
     Common stock....................................         1,840         1,548          5,229         4,445
                                                           --------       -------       --------       -------
Retained earnings at the end of period...............      $121,327       $98,244       $121,327       $98,244
                                                           ========       =======       ========       =======
Earnings per share:
  Primary:
          Net income.................................      $   0.47       $  0.41       $   1.29       $  1.15
                                                           ========       =======       ========       =======
Fully Diluted:
          Net income.................................      $   0.45       $  0.39       $   1.24       $  1.10
                                                           ========       =======       ========       =======

         The accompanying notes are an integral part of this statement.

                          DORAL FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                   NINE-MONTH
                                                                  PERIOD ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1997        1996
                                                              ---------   ---------
                                                                   (UNAUDITED)
                                                                (IN THOUSANDS OF
                                                                    DOLLARS)
Cash flows from operating activities:
  Net income................................................  $  23,631   $  20,811
                                                              ---------   ---------
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Amortization of interest-only strip receivable..........      2,791         996
    Amortization of cost in excess of fair value of net
     assets acquired........................................        280         282
    Amortization of servicing assets........................      1,932         722
    Depreciation and amortization...........................      1,656       1,308
    Gain on sale of servicing rights........................         --      (1,813)
    Allowances for losses...................................        609         609
    Origination and purchases of mortgage loans held for
     sale...................................................   (599,372)   (542,745)
    Principal repayment and sales of loans held for sale....    271,455     325,795
    Purchases of securities held for trading................   (214,679)    (67,840)
    Principal repayments and sales of securities held for
     trading................................................    306,634     263,977
    Increase in interest-only strip receivable..............     (6,644)    (10,821)
    Increase in accounts receivable and mortgage servicing
     advances...............................................     (4,952)     (3,698)
    Increase in servicing asset.............................    (11,587)     (8,239)
    Purchase of securities available for sale...............    (75,003)     (4,639)
    Principal repayments and sales of securities available
     for sale...............................................     15,462       7,012
    Increase in interest receivable.........................     (2,302)     (1,504)
    Increase (decrease) in loans payable....................     22,027     (11,352)
    Increase in interest payable............................      2,282         397
    Increase in securities sold under agreements to
     repurchase.............................................    300,173      23,745
    Increase in payables and accrued liabilities............      3,661       5,750
    Increase (decrease) in income tax payable...............      1,439        (383)
    Deferred tax provision..................................        793       2,127
    Amortization of unearned compensation under employment
     contracts..............................................         72          64
                                                              ---------   ---------
        Total adjustments...................................     16,727     (20,250)
                                                              ---------   ---------
        Net cash provided by operating activities...........     40,358         561
                                                              ---------   ---------
Cash flows from investing activities:
  Purchases of securities held to maturity..................   (104,274)    (41,480)
  Principal repayments of investments held to maturity......     22,510       6,767
  Origination of loans receivable...........................   (117,055)    (66,333)
  Principal repayments of loans receivable..................     80,119       9,864
  Purchase of property, leasehold improvements and
    equipment...............................................     (3,158)     (1,291)
  Additions to cost in excess of fair value of net assets
    required................................................        (18)       (309)
  Increase in real estate held for sale.....................       (702)       (354)
  Increase in other assets..................................     (1,235)     (3,463)
  Proceeds from sale of servicing rights....................         --       1,813
                                                              ---------   ---------
        Net cash used by investing activities...............   (123,813)    (94,786)
                                                              ---------   ---------
Cash flows from financing activities:
  Increase in common stock..................................         --         475
  (Decrease) increase in notes payable......................     (1,986)     39,548
  Increase in deposits......................................     92,046      51,525
  Dividends declared and paid...............................     (5,229)     (4,459)
  Decrease in advances from FHLB............................         --       4,593
        Net cash provided by financing activities...........     84,828      91,682
                                                              ---------   ---------
        Net (increase) decrease in cash and cash
        equivalents.........................................      1,373      (2,543)
Cash and cash equivalents at beginning of period............     81,213      59,872
                                                              ---------   ---------
Cash and cash equivalents at the end of period..............  $  82,586   $  57,329
                                                              =========   =========
Supplemental schedule of noncash investing and financing
  activities:
  Noncash financing activities -- conversion of preferred
    stock...................................................  $      --   $   1,080
                                                              =========   =========
  Noncash investing activities -- conversion of subordinated
    debentures..............................................  $   1,540   $      --
                                                              =========   =========
Supplemental cash flow information:
  Cash used to pay interest.................................  $  41,547   $  32,362
                                                              =========   =========
  Cash used to pay income taxes.............................  $     958   $   1,046
                                                              =========   =========

         The accompanying notes are an integral part of this statement.

                          DORAL FINANCIAL CORPORATION

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(a) The Consolidated Financial Statements (unaudited) include the accounts of Doral Financial Corporation, formerly First Financial Caribbean Corporation and its wholly-owned subsidiaries, Doral Mortgage Corporation ("Doral Mortgage"), Centro Hipotecario, Inc., Doral Securities, Inc., formerly AAA Financial Services Corporation, ("Doral Securities") and Doral Bank, formerly Doral Federal Savings Bank ("Doral Bank"). Doral Bank converted its charter from that of a federal savings association to that of a Puerto Rico commercial bank effective October 1, 1997. See item 5 -- Other Information -- Status as a bank holding Company. References herein to the "Company" or "DFC" shall be deemed to refer to the Company and its consolidated subsidiaries, unless otherwise provided. All significant intercompany accounts and transactions have been eliminated in consolidation. The Consolidated Financial Statements (unaudited) have been prepared in conformity with the accounting policies stated in the Company's Annual Audited Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and should be read in conjunction with the Notes to the Consolidated Financial Statements appearing in that report. All adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of results for the interim periods have been reflected.

(b) The results of operations for the quarter and nine-month period ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year.

(c) Cash dividends per share paid for the quarter and nine-month period ended September 30, 1997 and 1996 were as follows:

                                                                    NINE-MONTH PERIOD
                                                   QUARTER ENDED          ENDED
                                                   SEPTEMBER 30,      SEPTEMBER 30,
                                                  ---------------   -----------------
                                                   1997     1996     1997      1996
                                                  ------   ------   -------   -------
Series A Preferred Stock........................  $   --   $   --   $    --   $0.3825
Common Stock....................................  $ 0.10   $.0850   $0.2850   $0.2450

     All outstanding shares of Series A Preferred Stock were redeemed on May 10, 1996.

(d) At September 30, 1997, escrow funds include approximately $38.0 million deposited with Doral Bank. These funds are included in the Company's financial statements. Escrow funds also include approximately $9.3 million deposited with other banks excluded from the Company's assets and liabilities.

(e) Certain reclassifications of prior years' data have been made to conform to 1997 classifications. In connection with the adoption by the Company, effective January 1, 1997, of SFAS No. 125 "Accounting for Transfers of Servicing Assets and Extinguishment of Liabilities" ("SFAS 125"), the Company reclassified the asset previously shown on the Company's Consolidated Balance Sheet as "Mortgage Servicing Rights" to "Servicing Asset". In addition, the asset previously shown as "Excess Servicing Fees Receivable" was reclassified as "Interest-Only Strips" and is now included in the Company's Consolidated Balance Sheet as a component of "Securities held for trading, net".

(f) The number of average shares of common stock used for computing the primary and fully diluted net income per share was as follows:

                                        QUARTER ENDED          NINE-MONTH PERIOD ENDED
                                        SEPTEMBER 30,               SEPTEMBER 30,
                                  -------------------------   -------------------------
                                     1997          1996          1997          1996
                                  -----------   -----------   -----------   -----------
Primary.........................   18,397,460    18,222,184    18,320,742    18,103,110
Fully diluted...................   19,364,316    19,366,788    19,364,316    19,361,294

                          DORAL FINANCIAL CORPORATION

(g) Employee costs and other expenses are shown in the Consolidated Statement of Income and Retained Earnings net of direct loan origination costs that, pursuant to SFAS No. 91, are capitalized as part of the carrying cost of mortgage loans and are offset against mortgage loan sales and fees when the loans are sold. Set forth below is a reconciliation of the application of SFAS No. 91 to employee costs and other expenses:

                                                                    NINE-MONTH PERIOD
                                                   QUARTER ENDED          ENDED
                                                   SEPTEMBER 30,      SEPTEMBER 30,
                                                  ---------------   -----------------
                                                   1997     1996     1997      1996
                                                  ------   ------   -------   -------
Employee costs, gross...........................  $9,581   $7,272   $26,840   $22,341
Deferred costs pursuant to SFAS 91..............   6,407   5 ,537    20,532    16,073
                                                  ------   ------   -------   -------
Employee cost, net..............................  $3,174   $1,735   $ 6,308   $ 6,268
                                                  ======   ======   =======   =======
Other expenses, gross...........................  $4,070   $4,376   $11,136   $11,773
Deferred costs pursuant to SFAS 91..............     959      853     3,176     3,005
                                                  ------   ------   -------   -------
Other, net......................................  $3,111   $3,523   $ 7,960   $ 8,768
                                                  ======   ======   =======   =======

     Set forth below is a breakdown of direct loan origination costs that were capitalized as part of the carrying cost of mortgage loans inventory or offset against mortgage loan sales and fees.

                                                                    NINE-MONTH PERIOD
                                                   QUARTER ENDED          ENDED
                                                   SEPTEMBER 30,      SEPTEMBER 30,
                                                  ---------------   -----------------
                                                   1997     1996     1997      1996
                                                  ------   ------   -------   -------
Offset against mortgage loan sales and fees.....   7,759    6,418    20,661    14,664
Capitalized as part of loan inventory...........    (150)      --     3,763     4,213
                                                  ------   ------   -------   -------
                                                  $7,609    6,418   $24,424   $18,877
                                                  ======   ======   =======   =======

(h)  In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS
     125. SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the application of a financial-components approach that focuses on control. That approach requires the recognition of financial assets and servicing assets controlled by the reporting entity, the derecognition of financial assets when control is surrendered, and the derecognition of liabilities when they are extinguished. Specific criteria are established for determining when control has been surrendered in the transfer of financial assets.

     This Statement requires that liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value, if practicable. It also requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interest, if any, based on their relative fair values at the date of the transfer. Servicing assets and liabilities must be subsequently measured by (a) amortization in proportion to and over the period of estimated net servicing income and loss and (b) assessment for asset impairment or increased obligation based on their fair values.

     SFAS 125 modifies the accounting for interest-only strips or retained interests in securitizations, such as excess servicing fees receivable, that can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment. In this case, it requires that they be classified as available for sale or as trading securities. Interest-only strips ("IOs") and retained interests are to be recorded at market value in accordance with SFAS No. 115. Changes in market value of IOs are included in operations, if classified as trading securities, or in shareholders' equity as unrealized gains or losses, net of taxes, if classified as available for sale.

                          DORAL FINANCIAL CORPORATION

     Under the provisions of SFAS 125, management has determined that excess servicing fees receivable retained by the Company as a result of securitization transactions or bulk sales will be held as trading securities as IOs. In addition, all residual interests and mortgage backed securities previously retained by the Company as part of its securitization transactions will also be held as trading securities.

     The provisions of this Statement, except as indicated below, are effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and must be applied prospectively. Earlier or retroactive application is not permitted. In December 1996, the FASB issued a statement that defers for one year the effective date applicable to the provisions of SFAS 125 that deal with secured borrowings and collateral. Additionally, the deferment provision would apply to transfers of financial assets for repurchase agreements, dollar rolls and securities lending.

     Refer to Note e for certain reclassifications made by the Company as a result of the adoption of SFAS 125.

(i) On July 10, 1997, the Board of Directors declared a two-for-one stock split of the Company's Common Stock $1.00 par value (the "Common Stock"). The stock split was effected on August 28, 1997 in the form of a stock dividend of one additional share of Common Stock for each share of Common Stock held of record on August 18, 1997. Prior to the declaration of the stock split, the Company had 9,682,158 fully diluted shares outstanding. Following the distribution of the additional shares, the Company had 19,364,316 fully diluted shares outstanding. The stock split did not dilute shareholders' voting rights or their proportionate interest in the Company. All amounts in the financial statements have been restated to reflect the stock split.

             ======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OR THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents by
  Reference...........................    2
Available Information.................    2
Prospectus Summary....................    3
Recent Developments...................    6
Risk Factors..........................    8
Use of Proceeds.......................   13
Price Range of Common Stock and
  Dividend Policy.....................   13
Capitalization........................   15
Selected Consolidated Financial and
  Operating Data......................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   29
The Commonwealth of Puerto Rico.......   60
Description of Capital Stock..........   62
Certain Federal Income Tax
  Considerations......................   65
Certain Puerto Rico Income Tax
  Considerations......................   66
Underwriting..........................   69
Legal Matters.........................   70
Experts...............................   70
Index to Financial Statements.........  F-1

             ======================================================
             ======================================================

                                1,350,000 SHARES

                       [DORAL FINANCIAL CORPORATION LOGO]

                                  COMMON STOCK
                         ------------------------------

                                   PROSPECTUS

                         ------------------------------
                            BREAN MURRAY & CO., INC.

                                     , 1998

             ======================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than commissions and fees of the Underwriters. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

                            ITEM                               AMOUNT
                            ----                               ------
Securities and Exchange Commission registration fee.........  $ 10,763
NASD filing fee.............................................     7,500
Printing expenses...........................................   120,000
Blue Sky fees and expenses (including legal fees)...........     3,000
Accounting fees and expenses................................    55,000
Legal fees and expenses.....................................   150,000
Miscellaneous expenses......................................    53,737
                                                              --------
          Total.............................................   400,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     (a) Article 1.02(B)(6) of the Puerto Rico General Corporation Act (the "PR GCA") provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of members of its board of directors or governing body for breach of a director's fiduciary duty of care. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability or equitable remedies, such as injunction or rescission, for breach of fiduciary duty. Article Seventh of the Company's Restated Certificate of Incorporation contains such a provision.

     (b) Article 4.09 of the PR GCA authorizes Puerto Rico corporations to indemnify their officers and directors against liabilities arising out of pending or threatened actions, suits or proceedings to which they are or may be made parties by reason of being directors or officers. Such rights of indemnification are not exclusive of any other rights to which such officers or directors may be entitled under any by-law, agreement, vote of stockholders or otherwise. The Restated Certificate of Incorporation of the Company provides that the Company shall indemnify its directors, officers and employees to the fullest extent permitted by law. The Company also maintains directors' and officers' liability insurance on behalf of its directors and officers.

     (c) Section 1 of Article IX of the Company's By-laws (the "By-laws") provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employer or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 2 of Article IX of the By-laws provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards set forth in the preceding paragraph, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 3 of Article IX of the By-laws provides that to the extent a director or officer of the Company has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections 1 and 2 of Article IX of the By-laws or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 5 of Article IX of the By-laws provides that the Company shall pay expenses incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. The Company must make such advanced payments if it receives an undertaking by or on behalf of any person covered by Section 1 of Article IX of the By-laws to repay such amounts, if it is ultimately determined that he is not entitled to be indemnified by the Company as authorized in Article IX of the By-laws.

     Sections 6 and 7 of Article IX of the By-laws provide that indemnification provided for by Sections 1 and 2 of Article IX of the By-laws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the Company may purchase and maintain insurance on behalf of a director or officer of the Company against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the Company would have the power to indemnify him against such liabilities under such Sections 1 and 2 of Article IX of the By-laws.

ITEM 16. EXHIBITS (Parenthetical number denotes incorporation by reference as described in footnote.)

EXHIBIT
NUMBER                           DESCRIPTION OF DOCUMENT
-------                          -----------------------
  1       --   Form of Underwriting Agreement.
  4.1     --   Form of Common Stock Certificate.(1)
  5       --   Opinion regarding legality and consent of Pietrantoni Mendez
               & Alvarez.
  8       --   Opinion regarding tax matters of Pietrantoni Mendez &
               Alvarez.
 23.1     --   Consent of Price Waterhouse.
 23.2     --   Consent of Pietrantoni Mendez & Alvarez (included in the
               opinion of counsel filed as Exhibit 5 hereto).
 24.1     --   Powers of Attorney (included on Page II-3).

---------------

(1) Incorporated herein by reference to the same exhibit number of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (File No. 0-17224).

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or

     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provision described under Item 15 above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly cause this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Juan, Puerto Rico, on the 5th day of January, 1998.

                                          DORAL FINANCIAL CORPORATION

                                          By:       /s/ SALOMON LEVIS
                                            ------------------------------------
                                                       Salomon Levis
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Salomon Levis and Richard F. Bonini and each of them, each with full power to act without the other, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                  /s/ SALOMON LEVIS                    Chairman of the Board and       January 5, 1998
-----------------------------------------------------    Chief Executive Officer
                    Salomon Levis

                /s/ RICHARD F. BONINI                  Senior Executive Vice           January 5, 1998
-----------------------------------------------------    President,
                  Richard F. Bonini                      Chief Financial Officer
                                                         and Director

                /s/ RICARDO MELENDEZ                   Vice President and              January 5, 1998
-----------------------------------------------------    Chief Accounting Officer
                  Ricardo Melendez

                 /s/ A. BREAN MURRAY                   Director                        January 5, 1998
-----------------------------------------------------
                   A. Brean Murray

              /s/ EDGAR M. CULLMAN, JR.                Director                        January 5, 1998
-----------------------------------------------------
                Edgar M. Cullman, Jr.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----


              /s/ FREDERICK M. DANZIGER                          Director              January 5, 1998
-----------------------------------------------------
                Frederick M. Danziger

                  /s/ JOHN L. ERNST                              Director              January 5, 1998
-----------------------------------------------------
                    John L. Ernst

                   /s/ ZOILA LEVIS                               Director              January 5, 1998
-----------------------------------------------------
                     Zoila Levis

               /s/ VICTOR M. PONS, JR.                           Director              January 5, 1998
-----------------------------------------------------
                 VIctor M. Pons, Jr.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION OF DOCUMENT
-------                          -----------------------
 1         --  Form of Underwriting Agreement.
 4.1       --  Form of Common Stock Certificate.(1)
 5         --  Opinion regarding legality and consent of Pietrantoni Mendez
               & Alvarez.
 8         --  Opinion regarding tax matters of Pietrantoni Mendez &
               Alvarez.
23.1       --  Consent of Price Waterhouse.
23.2       --  Consent of Pietrantoni Mendez & Alvarez (included in the opinion of counsel filed as Exhibit 5 hereto).
24.1       --  Powers of Attorney (included on Page II-3).

---------------

(1) Incorporated herein by reference to the same exhibit number of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (File No. 0-17224).